                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-11984
U.S. PROSPECTUS

                   [LOGO OF SILVERLINE TECHNOLOGIES LIMITED]

                      4,350,000 American Depositary Shares

                        Silverline Technologies Limited

                      Representing 8,700,000 Equity Shares
                                 $25.00 per ADS

                                 ------------

   We are selling 8,700,000 of our equity shares in the form of American Depositary Shares. Each ADS represents the right to receive two of our equity shares.

   Of the 4,350,000 ADSs that we are selling, 3,045,000 ADSs are being offered in the United States and Canada by the U.S. underwriters named in this prospectus and 1,305,000 ADSs are being offered at the same time outside the United States and Canada by a syndicate of international underwriters. The underwriters named in this prospectus may purchase up to 650,000 additional ADSs under certain circumstances.

   This is our initial public offering of our ADSs. The ADSs have been approved for listing on the New York Stock Exchange under the symbol "SLT", subject to official notice of issuance. Our equity shares are listed in India on The Stock Exchange, Mumbai, formerly the Bombay Stock Exchange, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. On June 19, 2000, the last reported sale price per equity share on The Stock Exchange, Mumbai, was Rs.627, equivalent to a price of $27.97 per ADS, assuming an exchange rate of Rs.44.85 per U.S. dollar.

                                 ------------

   Investing in our ADSs involves certain risks. See "Risk Factors" beginning on page 5.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                                           Per ADS     Total
                                          --------- ------------
Public Offering Price                      $25.00   $108,750,000
Underwriting Discount                      $ 1.75   $  7,612,500
Proceeds to Silverline (before expenses)   $23.25   $101,137,500

   The underwriters are offering the ADSs subject to various conditions. The underwriters expect to deliver the ADSs to purchasers on or about June 23, 2000.

                                 ------------

Salomon Smith Barney

                           ABN AMRO Rothschild
                           a division of ABN AMRO Incorporated

                                                       Jefferies & Company, Inc.

June 20, 2000

INTERNATIONAL PROSPECTUS

                   [LOGO OF SILVERLINE TECHNOLOGIES LIMITED]

                      4,350,000 American Depositary Shares
                        Silverline Technologies Limited
                      Representing 8,700,000 Equity Shares
                                 $25.00 per ADS

                                 ------------

   We are selling 8,700,000 of our equity shares in the form of American Depositary Shares. Each ADS represents the right to receive two of our equity shares.

   Of the 4,350,000 ADSs that we are selling, 1,305,000 ADSs are being offered outside the United States and Canada by a syndicate of international underwriters named in this prospectus and 3,045,000 ADSs are being offered at the same time inside the United States and Canada by a syndicate of U.S. underwriters. The underwriters named in this prospectus may purchase up to 650,000 additional ADSs under certain circumstances.

   This is our initial public offering of our ADSs. The ADSs have been approved for listing on the New York Stock Exchange under the symbol "SLT", subject to official notice of issuance. Our equity shares are listed in India on The Stock Exchange, Mumbai, formerly the Bombay Stock Exchange, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. On June 19, 2000, the last reported sale price per equity share on The Stock Exchange, Mumbai, was Rs.627, equivalent to a price of $27.97 per ADS, assuming an exchange rate of Rs.44.85 per U.S. dollar.

                                 ------------

   Investing in our ADSs involves certain risks. See "Risk Factors" beginning on page 5.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                                           Per ADS     Total
                                          --------- ------------
Public Offering Price                      $25.00   $108,750,000
Underwriting Discount                      $ 1.75   $  7,612,500
Proceeds to Silverline (before expenses)   $23.25   $101,137,500

   The underwriters are offering the ADSs subject to various conditions. The underwriters expect to deliver the ADSs to purchasers on or about June 23, 2000.

                                 ------------

Salomon Smith Barney

                           ABN AMRO Rothschild

                                                           CLSA Emerging Markets

June 20, 2000

                           [Silverline Offices Map]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward-Looking Statements........................  25
Enforcement of Civil Liabilities.........................................  26
Use of Proceeds..........................................................  27
Dividend Policy..........................................................  28
Industry Information.....................................................  28
Price Range of Our Equity Shares.........................................  29
Dilution.................................................................  31
Exchange Rates...........................................................  32
Capitalization...........................................................  33
Selected Consolidated Financial Data.....................................  34
Management's Discussion and Analysis of Financial Condition and
  Results of Operations..................................................  36
Business.................................................................  49
Management...............................................................  63
Related Party Transactions...............................................  69
Principal Shareholders...................................................  71
Description of Our Equity Shares.........................................  72
Description of American Depositary Shares................................  78
Restrictions on Foreign Ownership of Indian Securities...................  86
Exchange Controls........................................................  88
Government of India Approvals............................................  89
Taxation.................................................................  91
Shares Eligible For Future Sale..........................................  96
Underwriting.............................................................  97
Legal Matters............................................................  99
Experts..................................................................  99
Where You Can Find More Information...................................... 100
Reports to Security Holders.............................................. 101
Index to Consolidated Financial Statements............................... F-1

                                ---------------

    Until July 15, 2000, the 25th day after the date of this prospectus, all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus and may not contain all the information that may be important to you. Before making an investment decision, you should read the entire prospectus, including the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. In particular, you should carefully consider the risks discussed under the heading "Risk Factors". See also "Special Note Regarding Forward-Looking Statements".

                                  Our Company

   We are an Indian provider of information technology services. We offer our clients a broad range of these services, including application development, migration and maintenance, and e-business solutions. We have also begun to focus on customer relationship management or CRM services, which enable our clients more effectively to manage their customers as key assets.

   Our flexible off-shore/off-site delivery capabilities, which we use on many of our projects, allow us to access highly skilled, relatively low cost information technology professionals in India and to integrate our work on a client project at one of our software development centers with our efforts at the project site. We undertake engagements both on a project management basis, where we have complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where our employees work in-house for our clients' information technology departments. Some of our project management assignments are also done exclusively on-site at the project's location. We believe that our services are distinguished by our proven processes and methodologies.

   We have approximately 1,350 employees, with about 920 in India and 430 in the United States. From 1995 through 1999, we achieved compound annual revenue growth and net income growth of 22% and 29%, respectively. During that same period, our net income increased from $5.7 million to $15.8 million. We focus on marketing our information technology solutions primarily to companies in industries that have historically devoted relatively large percentages of their overall budgets to information technology, such as business information services, financial services and telecommunications.

                                Our Opportunity

   Worldwide demand for information technology services is growing rapidly and certain segments within the broad information technology services market are experiencing particularly rapid growth. According to International Data Corporation, an information technology market research firm, the market for Internet professional services will grow from $7.8 billion in 1998 to approximately $78.5 billion in 2003. Factors contributing to the growth in the information technology services industry as it transitions from a traditional back-office role to a key driver in competitively positioning enterprises include:

  . Impact of the Internet. We believe that the development of the Internet has accelerated business competition and raised consumer expectations leading companies to offer more sophisticated Internet services.

  . Competitive necessity. Strategic use of information technology enables enterprises to reduce cycle times and production costs, improve the rate of introduction of new products and services and price products and services more competitively.

  . Increasing complexity of information technology. As information technology solutions have become increasingly complex, enterprises are increasingly turning to outside firms to provide information technology solutions that meet their business objectives.

  . Growth in packaged software applications. Companies are replacing legacy or existing applications with packaged software applications.
    Implementing these packages requires highly specialized skills and functional experience.

   As a result of these trends, together with recent advances in telecommunications, we believe that companies are increasing their reliance on the outsourcing of information technology services. We believe that our off-shore infrastructure offers a number of benefits over more traditional outsourcing methods, including faster delivery of new information technology solutions, more flexible scheduling and significant cost savings.

                                  Our Solution

   We believe that we offer a number of benefits to our clients which enables us to capitalize on the rapid growth in the information technology services industry:

  . A broad range of information technology services. We provide a broad range of information technology services, including application development, migration and maintenance, and e-business solutions. We have also begun focusing on CRM services.

  . Proven scaleable processes with SEI-CMM Level 4 rating. Our proven processes and methodologies, which we use at our three software development centers in India, have been assessed as Level 4 under the Software Engineering Institute's Capability Maturity Model, or SEI-CMM, a rating system for information technology companies. The Software Engineering Institute is a research development center operated by Carnegie Mellon University.

  . Highly skilled, relatively low cost information technology professionals. By having software development centers in both India and the U.S. we are able to provide near 24-hour service. Our Indian software development centers are staffed with relatively low-cost professionals, whose average annual wages, we believe, are historically approximately 10% that of their U.S. counterparts.

  . Our in-house training institute. We believe our in-house training facility, the Silverline Institute of Software Technology, addresses our training needs and provides us with a competitive advantage in recruiting and retaining information technology professionals.

  . Our industry-specific knowledge and experience. Our extensive knowledge and experience in the business information services, financial services and telecommunications industries reduces our learning curve on new engagements in these industries, and allows us to accurately define and deliver tailored solutions that effectively address the challenges that our clients face.

                                  Our Strategy

   Our goal is to be the leading Indian provider of information technology services. We intend to achieve this goal through our business strategy which emphasizes the following elements:

  . Expanding our services offerings;

  . Increasing the services we perform off-shore;

  . Developing and enhancing long-term client relationships;

  . Attracting and retaining skilled personnel;

  . Pursuing strategic acquisitions and relationships; and

  . Capitalizing on our investments in infrastructure.

                                  Risk Factors

   You should consider the risks of investing in our ADSs and the impact of various events which could adversely affect our business, results of operations and financial condition. Please see "Risk Factors" beginning on page 5 for a more detailed description of these risks.

                             Corporate Information

   Our principal executive offices are located at Unit 121, SDF IV, SEEPZ, Andheri (East), Mumbai (Bombay) 400096, India and our telephone number is 91-22-829-1950. Our principal offices in the United States are located at 53 Knightsbridge Road, Piscataway, New Jersey 08854 and our telephone number is
(732) 457-0200.

                                  The Offering

American Depositary Shares
 offered....................  4,350,000 ADSs representing 8,700,000 equity shares.

Equity shares outstanding
 after this offering........  73,200,000 equity shares.

Use of proceeds.............  For capital expenditures consisting primarily of the build-out of our existing facilities, working capital requirements, expansion of our sales and marketing efforts, potential acquisitions and other strategic transactions, and other general corporate purposes.

                                  ------------

   Unless otherwise indicated, all information contained in this prospectus:

  . excludes, for the purpose of determining the number of our equity shares outstanding, 2,000,000 equity shares issuable upon the exercise of warrants issued to the "Silverline Group of Companies Employee Welfare Trust" at an average exercise price of Rs. 365 per equity share in connection with our Indian employee welfare trust program granted on November 5, 1999;

  . excludes, for the purpose of determining the number of our equity shares outstanding, 1,000,000 equity shares issuable upon the exercise of stock options granted on November 12, 1999 at an average exercise price of Rs. 425 per equity share in connection with the Indian employee stock option plan adopted on November 12, 1999;

  . excludes, for the purpose of determining the number of our equity shares outstanding, up to 1,000,000 ADSs reserved for issuance upon the exercise of stock options which may be issued by us in connection with our proposed U.S. employee stock option plan to be adopted prior to this offering;

  . assumes no exercise of the underwriters' option to purchase up to 650,000 additional ADSs to cover over-allotments; and

  . reflects the initial public offering price of $25.00 per ADS.

                      Summary Consolidated Financial Data

   You should read the following summary consolidated financial data in conjunction with the information under "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our financial statements are prepared in Indian rupees and for U.S. GAAP purposes are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the exchange rate at the end of the reporting period for assets and liabilities.

                                                                            (Unaudited)
                                                                         Three Months Ended
                                  Year Ended December 31,                    March 31,
                          -------------------------------------------  -----------------------
                           1995     1996     1997     1998     1999      1999        2000
                          -------  -------  -------  -------  -------  --------  -------------
                                   (in thousands, except per equity share data)
Statement of Operations
 Data:
Revenues................  $39,449  $45,252  $46,769  $60,219  $87,577  $ 16,997    $ 30,998
Cost of revenues sold...   24,743   27,801   25,053   31,273   49,446     9,093      16,112
                          -------  -------  -------  -------  -------  --------    --------
Gross profit............   14,706   17,451   21,716   28,946   38,131     7,904      14,886
                          -------  -------  -------  -------  -------  --------    --------
Operating expenses:
Selling, general and
 administrative
 expenses...............    6,407    7,599   10,342   11,316   13,141     2,564       5,688
Stock-based
 compensation...........      --       --       --       --       532       --          862
Depreciation and
 amortization...........    1,592    3,234    4,945    4,415    4,095     1,024         939
                          -------  -------  -------  -------  -------  --------    --------
Total operating
 expenses...............    7,999   10,833   15,287   15,731   17,768     3,588       7,489
                          -------  -------  -------  -------  -------  --------    --------
Operating income........    6,707    6,618    6,429   13,215   20,363     4,316       7,397
Other income/(expense),
 net....................     (608)    (437)    (878)    (895)  (1,380)     (544)       (284)
                          -------  -------  -------  -------  -------  --------    --------
Income before income
 taxes and extraordinary
 item...................    6,099    6,181    5,551   12,320   18,983     3,772       7,113
Provision for income
 taxes..................      413      847    1,216    1,482    2,808       598       1,230
                          -------  -------  -------  -------  -------  --------    --------
Income before
 extraordinary item.....    5,686    5,334    4,335   10,838   16,175     3,174       5,883
Extraordinary item (net
 of taxes)..............      --        59       10      --       375       375         --
                          -------  -------  -------  -------  -------  --------    --------
Net income..............  $ 5,686  $ 5,275  $ 4,325  $10,838  $15,800  $  2,799    $  5,883
                          =======  =======  =======  =======  =======  ========    ========
Earnings per equity
 share
 Basic:
  Income before
   extraordinary item...  $  0.13  $  0.12  $  0.10  $  0.26  $  0.28  $   0.07    $   0.09
  Extraordinary item....      --       --       --       --   $ (0.01) $  (0.01)        --
  Net Income............  $  0.13  $  0.12  $  0.10  $  0.26  $  0.27  $   0.06    $   0.09
 Diluted:
  Income before
   extraordinary item...  $  0.13  $  0.12  $  0.10  $  0.19  $  0.25  $   0.05    $   0.09
  Extraordinary item....      --       --       --       --   $ (0.01) $  (0.01)        --
  Net Income............  $  0.13  $  0.12  $  0.10  $  0.19  $  0.24  $   0.04    $   0.09
Earnings per ADS
 Basic:
  Income before
   extraordinary item...  $  0.26  $  0.24  $  0.20  $  0.52  $  0.56  $   0.14    $   0.18
  Extraordinary item....      --       --       --       --   $ (0.02) $  (0.02)        --
  Net Income............  $  0.26  $  0.24  $  0.20  $  0.52  $  0.54  $   0.12    $   0.18
 Diluted:
  Income before
   extraordinary item...  $  0.26  $  0.24  $  0.20  $  0.38  $  0.50  $   0.10    $   0.18
  Extraordinary item....      --       --       --       --   $ (0.02) $  (0.02)        --
  Net Income............  $  0.26  $  0.24  $  0.20  $  0.38  $  0.48  $   0.08    $   0.18
Weighted average equity
 shares used in
 computing earnings per
 equity share
 Basic..................   42,450   42,450   42,450   42,450   57,150    42,450      64,500
 Diluted................   42,450   42,450   42,450   56,314   65,596    62,289      66,297
ADSs used in computing
 earnings per ADS
 Basic..................   21,225   21,225   21,225   21,225   28,575    21,225      32,250
 Diluted................   21,225   21,225   21,225   28,157   32,798    31,145      33,149

  See accompanying notes to consolidated financial statements

                                                                            (Unaudited)
                                      At December 31,                    At March 31, 2000
                          -------------------------------------------  -----------------------
                           1995     1996     1997     1998     1999     Actual   Adjusted(/1/)
                          -------  -------  -------  -------  -------  --------  -------------
                                                  (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............  $   834  $ 1,705  $ 7,943  $12,528  $20,662  $ 20,609    $120,082
Working capital.........   13,907   10,843   15,424   21,783   29,075    37,875     137,348
Total assets............   35,882   49,386   57,224   69,275   87,646   101,125     200,598
Long-term debt (net of
 current portion).......    5,823    7,787    4,399    5,510      317       329         329
Total stockholders'
 equity.................   20,448   24,169   34,455   43,280   68,640    76,775     176,248

--------
(1) Adjusted to give effect to our sale of 4,350,000 ADSs (representing 8,700,000 equity shares) offered hereby at an initial public offering price per ADS of $25.00.

                                  RISK FACTORS

   Investing in this offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before buying ADSs in this offering. If any of the risks described below actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our shares could decline, and you could lose all or part of your investment. See also "Special Note Regarding Forward-Looking Statements".

                         Risks Related To Our Business

Our inability to hire new qualified information technology professionals or retain our information technology professionals would hinder our ability to grow and serve our clients.

   There is intense global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services offered by us. This intense competition has resulted in rising labor costs. There is also significant emigration of information technology professionals from India, depleting the pool of available engineers in India. Currently, we believe we will need to significantly expand our information technology professional workforce, including our number of project managers for our e-business and other services. We may not be able to hire and retain an adequate number of qualified personnel, or be able to do so in a cost-effective manner. Any inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. In addition, we cannot assure you that we will be able to integrate and manage new information technology professionals effectively.

   Moreover, any increase in our attrition rates, particularly with respect to experienced project managers and software engineers, would adversely affect our business, results of operations and financial condition. The intense level of competition among information technology companies means that skilled personnel are frequently being recruited by other companies offering attractive compensation packages. In addition, approximately 15% of our client contracts permit our clients to hire our information technology professionals as full time employees without penalty. We may not be successful in recruiting and retaining a sufficient number of information technology professionals with the requisite skills to replace those professionals who leave, and our former employees may compete with us in the future. Further, we may not be able to redeploy and retrain our professionals to keep pace with continuing changes in information technology, evolving standards and changing client preferences. Our failure to attract and retain skilled personnel to the extent required would have a material adverse effect on our business, results of operation and financial condition.

If we lose either of our two large clients or if they significantly reduce the amount of work they give us, our revenue and operating income would be materially adversely affected.

   In the past two years, we have generated approximately 45% of our revenue from two corporate clients. In the first three months of 2000 and in the full year 1999 and 1998, various business units of our largest client, First Data Corp., in the aggregate accounted for approximately 18%, 30% and 29%, respectively, of our revenue. In addition, in the first three months of 2000 and in the full year 1999 and 1998, our second largest client, Sky Capital International (Hong Kong), accounted for approximately 19%, 15% and 16%, respectively, of our revenue. We expect that a small number of clients will continue to account for a substantial portion of our revenue for the foreseeable future.

   As a result, if we were to lose either of our two major clients or have either of our two major clients significantly reduce its volume of business with us or cancel or defer a significant project with us, either because a project ends or because work is moved by the client either in-house or to one of our competitors, our business, results of operations and financial condition would be materially adversely affected. From time to time, individuals in information technology departments of some of our clients express an interest in moving the services we provide for them in-house. In addition, industries in which we have focused our sales and marketing efforts, including the business information services, financial services and telecommunications industries, have begun consolidating and we believe that this trend will continue for a number of years. Industry consolidation or the formation of joint ventures or alliances could reduce our client base, reduce the number of potential clients we can target or decrease the demand for our services. A merger or acquisition of one of our clients may result in the elimination, postponement or reduction of outsourced information technology services utilized by the newly combined company.

If we are unable to manage our growth, our business would be disrupted.

   We have experienced significant growth in recent periods. Our revenue increased approximately 82% in the first three months of 2000 as compared to the first three months of 1999, 45% in 1999 as compared to 1998, and 29% in 1998 as compared to 1997. As of March 31, 2000, we employed approximately 1,350 employees worldwide with four software development facilities (three of which are in India), as compared to approximately 800 employees with three facilities as of January 1, 1999. We intend to continue to grow in the foreseeable future and to pursue existing and potential market opportunities, including acquisitions. Our growth has placed, and will continue to place, significant demands on our management and operational resources, particularly with respect to:

  . recruiting and retaining skilled technical, marketing and management personnel in an environment where there is intense competition for skilled personnel;

  . managing a larger, more complex international organization;

  . expanding our facilities and other infrastructure in a timely manner to accommodate a significantly larger global workforce;

  . maintaining high employee utilization rates, which is important to cover our relatively high fixed costs;

  . expanding our sales and marketing efforts;

  . providing adequate training and supervision to maintain our high quality standards;

  . strengthening our financial and management controls in a manner appropriate for a larger enterprise; and

  . preserving our culture, values and entrepreneurial environment.

   In order to manage our growth effectively, we must concurrently develop more sophisticated operational systems, procedures and controls, both in India and elsewhere. If we fail to develop these systems, procedures and controls on a timely basis our business, results of operations and financial condition would be materially adversely affected.

Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly.

   Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. Accordingly, our operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly. Factors that may cause our operating results to fluctuate include many of the risk factors discussed elsewhere in this propsectus, and also include:

  . the number, size, scope, timing, duration and profitability of our projects due to the long and unpredictable sales cycle of our services;

  . the fixed nature of a significant proportion of our operating expenses, particularly personnel and facilities;

  . the effect of seasonal expenditures on information technology solutions by our clients;

  . the effect of seasonal hiring and training patterns, employee utilization rates and the time required to train and productively engage new employees;

  . the proportion of services performed at client sites rather than at our off-shore facilities, because our profit margins for services performed at our off-shore facilities are higher;

  . changes in our pricing policies or those of our competitors; and

  . unanticipated project terminations, delays or deferrals.

   Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. For example, our gross profit margins were 43.5% in 1999 compared to 48.0% in 1998 primarily as a result of increases in labor costs, increases in our operating costs due to expanded infrastructure and capacities, increasing percentages of our revenue coming from in-house assignments which we performed as a result of our acquisition of the Lorin Group, as well as client concerns relating to Year 2000 conversion issues which led to less off-shore work in favor of on-shore work, and increased training costs relating to retraining our employees who had been working on Year 2000 projects. For further information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

We generate significant accounts receivable which could adversely affect our business, operating results and financial condition.

   We generate significant accounts receivable in connection with providing information technology services to our customers. Our accounts receivable increased from approximately $22.8 million at December 31, 1999 to approximately $33.6 million at March 31, 2000. Our accounts receivable as a percentage of revenue were approximately 26%, 41% and 37% as of December 31, 1999, 1998 and 1997, respectively. As of March 31, 2000, our accounts receivable as a percentage of revenue for the immediately preceeding four quarters, was 33%. In recent years the average number of days that our accounts receivable were outstanding have increased in each of the 31-60, 61-90 and 90+ day aging periods. In the quarter ended March 31, 2000, several of our major customers have delayed payment until 90 days or more after billing. If one or more of our major customers refused to or were to become insolvent or otherwise unable to pay for the services provided by us, our business, operating results and financial condition would be adversely affected.

We face intense competition which could cause our revenue and margins to suffer.

   The market for our information technology services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

  . Indian information technology services companies, such as HCL
    Technologies, Infosys Technologies Ltd., Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited;

  . U.S. information technology services companies with off-shore capabilities, such as Cognizant Technology Solutions Corp., Complete Business Solutions Inc. and iGate Capital Corporation;

  . Internet professional services firms, such as AGENCY.COM Ltd., Proxicom
    Inc., Razorfish Inc., Sapient Corp.;

  . systems consulting and integration firms, such American Management
    Systems Inc., Cambridge Technology Partners Inc., Computer Horizons Corp. and marchFIRST;

  . large international accounting firms and their consulting affiliates, such as Andersen Consulting LLP, Ernst & Young LLP and
    PricewaterhouseCoopers LLP;

  . outsourcing firms, such as Computer Sciences Corp., Electronic Data
    Systems Corp., International Business Machines Corp. and Perot Systems Corp.; and

  . in-house information technology departments.

   Many of our competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater name recognition than we have. Some of these competitors currently provide a broader range of services than we provide.

   Moreover, major U.S. and international companies are increasingly moving a portion of their operations to India and other overseas locations. Part of our competitive advantage has historically been a labor cost advantage relative to service providers in the United States, Japan and Western Europe. Labor costs in India are presently increasing at a significantly faster rate than those in the United States, Japan and Western Europe. These factors will reduce the advantages that we have in terms of a cost effective, highly skilled pool of information technology professionals in India and will mean we may become less competitive over time. As a result, we may not be able to compete successfully against our present or future competitors. For additional information, please see "Business--Competition".

The barriers to enter our business are low and new competitors could cause our revenue and margins to decline.

   There are relatively low barriers to entry into our business. We do not own any technologies that preclude or inhibit competitors from entering our markets. Further, many U.S. companies have already established off-shore locations in India, either independently or through joint ventures with our domestic competitors. There are no significant barriers to preclude or inhibit these companies from expanding their Indian information technology service operations or other U.S. or other foreign companies from establishing similar operations in India or elsewhere. Our competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies. The costs to develop and provide information technology professional services are low. Therefore, we expect to continue to face additional competition from new entrants into our markets, which could materially adversely affect our business.

If we cannot keep pace with rapidly changing technology, industry standards and client preferences, we will lose business.

   Our market and the enabling technologies used by our clients are characterized by rapid technological change. Failure to respond successfully to these technological developments, or to respond in a timely or cost-effective way, will result in serious harm to our business and operating results. Our success will depend, in part, on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, we must hire, train and retain technologically knowledgeable professionals so they can fulfill the increasingly sophisticated and changing needs of our clients.

   Approximately 35% of our revenue in 1999 was derived from services we provided for mainframe computer systems, excluding Year 2000 conversion work. The computing environment is increasingly based less on mainframe systems and more on distributed platforms such as client/server and Internet-based networks. Although demand for mainframe access and management solutions has grown in recent years, it may not continue to grow. There has been debate in the marketplace regarding the future role of mainframe computers. If we do not replace our mainframe service work with other work, our business, results of operation and financial condition would be materially adversely affected.

The demand for our Year 2000 services has disappeared entirely, and if we cannot replace that business with other business our revenue and profits would decrease.

   Year 2000 conversion projects represented 13% and 18% of our revenue for the full year 1999 and 1998, respectively, of which approximately two-thirds was undertaken for First Data Corp., our largest client. Year 2000 conversion projects will not generate any revenue in 2000 or beyond. We cannot assure you that:

  . we will be successful in replacing Year 2000 conversion projects with other projects or generating additional business from our Year 2000 clients; or

  . margins from any such other projects will be comparable to those obtained from our Year 2000 conversion projects.

   In addition, we may not be able to redeploy and retrain information technology professionals who were assigned to Year 2000 conversion projects. Furthermore, there is a likelihood of increased competition for other types of projects from firms formerly dependent on Year 2000 business. We intend to replace our Year 2000 business, at least in part, with e-business and CRM projects. As noted below, we may not be successful in making this transition.

Our e-business and CRM services require skills and strategies different from our traditional lines of business, and if our e-business and CRM services are not successful, we would lose opportunites to grow our business.

   Many e-business projects, particularly Internet projects as opposed to intranet projects, require skills ranging from understanding and building software architecture to making a client's website user-friendly and attractive. Many of these skills are different from the skills we have developed to date. Also, our e-business projects require us to interact with a broader set of decision makers, including marketing and consulting departments, within our clients. Historically, we have mostly dealt only with information technology departments. Our lack of relationships with these new decision makers may adversely affect our ability to develop e-business projects. If we are unable to develop or acquire these skills on a timely basis, our e-business services may not be successful and our business, results of operations and financial condition would be adversely affected.

   Additionally, e-business technology is developing rapidly and the competition for e-business projects is intense. The rapid change in e-business technology may not allow us sufficient time to retrain our existing personnel. We may also need to hire project managers with e-business experience, which will be difficult given the intense competition for information technology personnel.

   Our e-business service is in the early stage of development. At March 31, 2000, we had completed four e-business projects, all of which were intranet-based, and we were working on another six e-business projects.

   We have also recently begun to offer CRM services. Our efforts to develop a CRM service business is subject to the same risks described above for our e-business efforts. We completed one CRM project during 1999, and as of March 31, 2000 we were working on two other CRM projects.

If the Internet does not continue to develop, our business would be adversely affected because we intend to expand our e-business and CRM services.

   Our future success is substantially dependent upon continued growth in the use of the Internet. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete. To the extent that businesses do not consider the Internet a viable commercial medium, our client base for Internet related work may not grow.

   In addition, our business may be indirectly impacted if the number of users on the Internet does not increase or if commerce over the Internet does not become more accepted and widespread. The use and acceptance of the Internet may not increase for a number of reasons, including:

  . actual or perceived lack of security of information;

  . high cost or lack of availability of access;

  . congestion of traffic or other usage delays on the Internet;

  . inconsistent quality of service or the lack of availability of cost-effective, high-speed service;

  . governmental regulation;

  . uncertainty regarding intellectual property ownership; and

  . possible outages or other damage to the Internet.

   Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable and widespread commercial medium, our business, results of operations and financial condition would be materially adversely affected.

Our revenues are difficult to predict and can vary significantly from quarter to quarter, which adversely affects our ability to manage our business in accordance with our operating budgets.

   We derive our revenue from fees for services generated on a project-by-project basis. These projects may vary in size, scope and duration. A single person may work for a few weeks on a project or over 100 employees may work together on a project for six months. A client that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. A client may or may not engage us for further services once a project is completed. In addition, as discussed below, clients may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues are not recurring from period to period, which makes them more difficult to predict.

   Because the work we perform off-shore in India yields higher gross margins than the work we perform elsewhere, to the extent the proportion of our work that we perform off-shore decreases in any period, our results of operations and financial condition would be adversely affected.

Our clients may terminate projects before completion or choose not to renew contracts, many of which are verbal agreements, which could adversely affect our results of operations.

   Any failure to meet a client's expectations could result in a cancellation or non-renewal of a contract. Our contracts with clients may be terminated by our clients with or without cause, with little or no advance notice and without penalty. Additionally, our contracts with clients typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a client. Our clients may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which would adversely affect our business, results of operation and financial condition.

   Also, approximately 20% of our work in the first three months of 2000 and 22% of our work in 1999 was performed for clients on the basis of a limited written or verbal work order. Without written contracts in place, our ability to enforce termination provisions as well as collect fees, protect our intellectual property and protect ourselves from liability to others may be impaired.

An increasing portion of our business is subject to fixed-price, fixed time-frame contracts, any of which could prove to be unprofitable for us.

   We sometimes agree to provide our information technology services on a fixed-price, fixed time-frame basis, rather than on a time-and-materials basis. Approximately 26% and 24% of our revenue in the first three months of 2000 and the full year 1999, respectively, was derived from fixed-price projects. We expect the percentage of our revenue from fixed-price projects will increase in the future. All of our e-business and CRM work is currently done on a fixed-price basis. In addition, increasing competition for information technology services may result in our clients being able to demand that more of our services be provided on a fixed-price basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Our business, results of operations and financial condition would suffer if, with respect to a fixed-price project, we fail to either:

  . estimate accurately the resources and time required or the future rates of wage inflation and currency exchange rates; or

  . complete our contractual obligations within the time frame committed.

We anticipate increased operating expenses, which could cause our results of operations to suffer if we do not correspondingly increase our revenue.

   We expect to increase our operating expenses significantly as we:

  . expand our sales and marketing operations and develop new distribution channels;

  . enhance existing and possibly build additional software development centers;

  . enhance our operational and financial systems; and

  . broaden our customer support capabilities.

   We expect many of these increased operating expenses will be incurred beginning with the first three quarters of 2000. In particular, our selling, general and administrative expenses increased approximately 119% in the first three months of 2000 as compared to the same period in 1999. If we do not significantly increase our revenue to meet these increased operating expenses, our business, results of operations and financial condition would suffer.

We have committed to make substantial investments in new facilities which could harm our financial condition if our business does not grow significantly.

   We have committed aggregate capital expenditures of $6.3 million for 2000 and 2001 for the build-out of our existing facilities and we have budgeted an additional $8.2 million for the further build-out of existing facilities. We may use some of these funds to build new facilities over the same period. We may spend additional amounts of money on new facilities as our business grows and our client demands dictate. Because these investments will significantly increase our fixed costs, our results of operations would be materially adversely affected if we are unable to grow our revenue proportionately. We cannot assure you that we will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, we cannot assure you that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms.

Future acquisitions, strategic investments and joint ventures are important parts of our business plan, and even if we are able to complete them, they may adversely affect your investment in our company.

   We intend to pursue acquisitions of other businesses or technologies. Our continued growth will depend in part on our ability to identify and acquire companies that would complement or enhance our business strategy. In April 2000, we purchased a small software development firm in Toronto, Canada for approximately $4.0 million in cash. The firm had approximately $3.1 million in revenues in 1999 and 70 employees as of December 31, 1999. We evaluate acquisitions based on numerous quantitative and qualitative factors. We cannot assure you that we will be able to identify suitable acquisition candidates available at reasonable terms, obtain any necessary financing on acceptable terms for these transactions, consummate any acquisition or successfully integrate any acquired business with our current operations.

   The intense level of competition among information technology companies has also increased the purchase price for acquisitions. This makes completing successful acquisitions more difficult and increases the possibility that we could do an acquisition that adversely affects our results of operations. Further, our acquisitions may result in our having to amortize significant amounts of goodwill and other intangible assets, particularly in light of the high valuations of many companies in the information technology industry.

   In the event of any future purchases, we could issue equity shares or additional ADSs, which would dilute our existing shareholders' equity interests, or we may incur debt or assume liabilities. We cannot assure you that we will be able to obtain any additional financing on satisfactory terms, or at all, and this failure would have a material adverse effect on our business, financial condition and results of operations. Additional indebtedness would make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. The terms of any additional indebtedness may include restrictive financial and operating covenants which would limit our ability to compete and expand.

   Any future acquisitions by us for consideration consisting of our shares increase the possibility that we may lose our tax holidays. See "Risk Factor-- Our results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld. Recently, the government of India has introduced laws that could reduce our tax incentives".

   Our business strategy also includes strategic investments and joint ventures with other companies. These transactions are subject to many of the same risks identified above for acquisitions.

We may not be able to successfully integrate companies which we acquire, which may adversely affect our business and results of operations.

   Our acquisition strategy may create financial and other challenges which, if not addressed or resolved, would have an adverse affect on our business and results of operations.

   We may not be able to maintain the levels of operating efficiency that any acquired companies had achieved or might achieve separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related benefits that we would hope to achieve with these acquisitions.

   In addition, because management will have to devote time and attention to integrate the technology, operations and personnel of the businesses we acquire, we may not be able to serve our current clients properly or attract new clients. Also, our senior management faces the difficult and potentially time consuming challenge of implementing uniform standards, controls, procedures and policies throughout our Indian, United States and other foreign offices. Any difficulties in this process could disrupt our ongoing business, distract our management, result in the loss of key personnel or clients, increase our expenses and otherwise adversely affect our business.

   Also, an acquisition may result in a decrease in our gross margins during the period it takes for us to develop the acquired business into one which provides greater value added services. For example, our acquisition of the Lorin Group has resulted in decreases in our gross margins because the Lorin Group primarily provides in-house assignment services, which generally have lower gross margins. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operation".

Deferred stock-based compensation expenses could adversely affect our financial condition and results of operations.

   Our reported income has been and may continue to be affected by stock option grants under our various employee benefit plans. Under the terms of these plans, employees may be granted rights to purchase equity shares at a discount to the current market value. Such grants require us to record non-cash compensation expenses amortized over the vesting period of the stock option rights. For the first three months of 2000 we incurred approximately $862,000 in deferred stock-based compensation expense and we expect to incur an additional charge of approximately $870,000 in the second quarter of 2000, as well as additional charges through the period ending April 1, 2003. In 1999, we incurred approximately $532,000 in deferred stock-based compensation expense as a result of options being granted in November 1999 under our Indian Employee Welfare Trust Program. If the market price of our equity shares increases materially, we would be required to record significantly higher compensation expense in connection with the grant of future stock option rights to purchase equity shares under our employee benefit plans, which would adversely affect our reported operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Management-- Employee Benefit Plans".

Our management will have broad discretion with respect to the expenditure of the net proceeds from this offering, and may use the proceeds in ways that you disagree with.

   Our management will have broad discretion in using the proceeds from this offering and therefore investors will be relying on the judgment of our management to invest those funds effectively. We intend to use the net proceeds for capital expenditures consisting primarily of the build-out of our existing facilities, working capital requirements, expansion of our sales and marketing efforts, potential acquisitions and other strategic transactions and other general corporate purposes. We have specifically enumerated uses for only approximately 33% of the net proceeds we will receive from this offering. As a result, investors will be relying on the judgment of our management regarding the application of the balance of the proceeds. For additional information regarding the expenditure of the net proceeds from this offering, please see "Use of Proceeds".

We depend on senior management and other key personnel for our future success and we have no protection if they leave us.

   Our success depends significantly upon the continued contributions of members of our board of directors, senior management and other key personnel, including Ravi Subramanian, our founder and Chairman, Krishna K. Subramanian, our Vice Chairman and Executive for International Initiatives, and Shankar Iyer, our President and Chief Executive Officer and Director. The only employment agreement we have with our senior management and other key personnel is with our wholetime director, Mr. K. Mohan Subramanian, and we do not restrict any of our senior management and other key personnel from leaving our company and competing against us. The loss of any such persons could have a material adverse effect on our business, results of operations and financial condition. Except with respect to Ravi Subramanian, we do not have any life, disability or key man insurance policies covering these persons.

The global nature of our operations could strain our management resources.

   All our software development facilities are currently located in India and the United States. Our directors, executive officers and other key employees are similarly dispersed. In addition, we maintain offices in the United States and India, as well as in Toronto, London and Tokyo, to market and sell our services in those countries and surrounding regions. This geographic dispersion requires significant management resources that our more locally-based competitors do not need to devote to their operations.

   In addition, we may develop new software development facilities or sales offices in other regions. We have not yet made any substantial contractual commitments to develop this new infrastructure and cannot assure you that we will not significantly alter or reduce our proposed expansion plans. The development of new infrastructure could have a material adverse effect on our business, results of operations and financial condition.

   In addition, our lack of experience with facilities outside of India and the United States subjects us to further risk with regard to:

  . foreign regulation, including restrictions against the repatriation of earnings, acquisitions, export requirements and restrictions, and multiple and possibly overlapping tax structures; and

  . overseas facilities management, including difficulties relating to administering our business globally and managing foreign operations and currency exchange rate fluctuations.

   If we fail to manage our geographically dispersed organization, our business, results of operations and financial condition may be materially adversely affected.

Our technology may be subject to infringement claims by third parties or clients, which could adversely affect our business and results of operations.

   Substantial litigation regarding intellectual property rights exists in the software industry. In connection with our operations, we license software from, and develop software applications for, various third parties. Although we believe that our services do not infringe upon the intellectual property rights of third parties, we cannot assure you that such a claim will not be asserted against us in the future by third parties from whom we have licensed software or by other third parties who allege misappropriation of their proprietary products and processes. We expect that the risk of infringement claims against us and our clients will increase if more of our competitors are able to obtain patents for software products and processes.

   Further, a portion of our business involves the development of software for client engagements. Ownership of client-specific software is generally retained by the client. Also, in 1997 we sold to International Technology Ventures, LLC rights to software products, computer equipment and the intellectual property rights, if any, which we may have developed, and may in the future develop, in connection with specific projects. We cannot assure you that our clients or assignees will not assert intellectual property claims against us and that disputes will not arise that will affect our ability to resell or reuse these applications.

   We typically indemnify our clients against intellectual property claims. Assertion of claims against us or our clients could result in litigation, and we may not prevail in the litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Any of these claims, regardless of their outcome, could harm our reputation, damage our relationships with clients, result in substantial costs to us, divert management's attention from our operations and could adversely affect our business, results of operation and financial condition.

We do not insure against all potential losses and we could be seriously harmed and our reputation damaged by unexpected liabilities.

   Many of our contracts, including our Year 2000 conversion projects, involve projects that provide benefits to our clients' businesses that may be difficult to quantify. Any failure in a client's system could adversely affect our reputation and result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we generally attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that we will be able to do so in all cases or that any limitations of liability set forth in our service contracts will be enforceable in all instances, or will otherwise protect us from liability for damages. In addition, our failure to meet client expectations or to deliver error free services may result in adverse publicity for us and damage to our reputation.

   We maintain general liability insurance coverage, including coverage for errors or omissions. However, we cannot assure you that:

  . our insurance coverage will be available in sufficient amounts to cover one or more significant claims that are successfully asserted against us;

  . our insurance coverage will continue to be available to us in the future on reasonable terms, including reasonable premium, deductible and co-insurance requirements; or

  . our insurer will not disclaim coverage as to any future claim.

   Our business, results of operations and financial condition would be materially adversely affected if any of these developments were to occur.

                Risks Related To Investment In Indian Companies

Our results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld. Recently, the government of India has introduced laws that could impair our tax incentives.

   We benefit from certain significant tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include:
  . a 10-year tax holiday from payment of Indian corporate income taxes for operation of our Indian facilities, all of which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones"; and

  . an income tax deduction of 100% for profits derived from exporting information technology services.

   We may use either of the two tax incentives. Further, we are currently eligible for exemptions from other taxes, including customs duties.

   The recently enacted Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from the financial year 1999 - 2000 to the financial year 2008 - 2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001 would have a 9-year tax holiday and so forth until the tax holiday would not be available to new facilities set up after March 31, 2009. Our tax holiday extends until 2002, 2003, 2008 and 2009, respectively, for our Mumbai (Bombay), Chennai (Madras) and for our new Thane and new Chennai facilities.

   Under the Finance Act, 2000, Indian software companies will lose their tax holidays with respect to a particular software development center if there is a change of 49% or more in their ownership between the last date of the financial year in which that center was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax holidays if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax holidays with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

   A number of aspects of the Finance Act, 2000 are as of yet unclear, including whether the Act would be interpreted to deprive a company of its tax holidays if, as has occurred in our case with respect to our two oldest centers, its record ownership changed 49% or more without an accompanying change in beneficial ownership. Based on consultations with some of our Indian tax advisors, we believe that this change in record ownership only should not cause the loss of these tax holidays. However, our interpretation could be wrong. In addition, the understanding of the definition of beneficial ownership as of yet is unclear. If we are deemed to have lost our tax holidays in 2000 with respect to our two oldest centers, we estimate that our provision for income taxes for this year would increase by approximately $1 million. Moreover, if in the future we were to lose our tax holidays with respect to our two newest software development centers, our provision for income taxes would increase by substantially more than that and would have a material adverse effect on our net income and the trading prices of our equity shares and the ADSs.

   In addition, the recently enacted law restricts the scope of the tax exemption to export income earned by the software development centers which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to the business profits earned by them.

   The Finance Act, 2000 also phases out the income tax deduction over the next five years by decreasing the tax deduction by 20% each year beginning April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate or if we choose to build new software development centers beyond our new facilities in Thane and Chennai, our business, results of operations and financial condition could be materially adversely affected. Further, the government of India could enact similar laws in the future which could further impair our other tax incentives.


Any adverse developments in political or economic conditions in India could cause our business or stock price to suffer.

   We are a public limited company incorporated under the laws of India. Many of our directors and executive officers and a majority of our employees, assets and facilities are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments in India, including changes in exchange rates and controls, interest rates and government of India policies, including taxation and foreign investment policies.

   The role of the Indian central and state governments in the Indian economy as producers, consumers and regulators is substantially larger than the role of U.S. and Western European governments. The government of India has changed six times since 1996. India's current government, formed in October 1999, has announced policies and taken initiatives that continue to support the economic liberalization policies that were pursued by previous governments. However, the economy and businesses, including ours, remain heavily regulated. We cannot assure you that these liberalization policies will continue or that the rate of economic liberalization in India will not decline. Nor can we assure you that Indian laws, government policies, foreign investment restrictions, currency exchange rates and other matters generally affecting information technology companies will not change. Any significant change in Indian economic liberalization and deregulation that may occur with respect to these matters could materially adversely affect business and economic conditions in India generally and our business, results of operations and financial condition in particular.

   In addition, financial turmoil in certain Asian countries, Russia and elsewhere in the world in 1998 significantly affected the world's securities markets, including in the United States and India. Financial downturns in these countries could cause decreases in securities prices on the United States and Indian exchanges, including the market prices of our equity shares and the ADSs.

Regional conflicts between India and its neighbors could adversely affect the Indian economy and cause our business to suffer.

   India's relations with neighboring Pakistan, each a nuclear power, are extremely tense. In April 1999, India and Pakistan each conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kashmir. Among other military incidents, Indian jets shot down a Pakistani reconnaissance plane in August 1999. Further, in October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In December 1999, an Indian Airlines plane with 185 passengers was hijacked by alleged Kashmir militants. The hijackers demanded and several days later obtained the release of three Pakistani militants arrested in Kashmir. India has publicly stated that it believes that Pakistan aided or supported the hijackers. In March 2000, terrorists massacred 35 Sikhs in Kashmir. The government of India has publicly attributed the slayings to Pakistani-backed militants.

   India's relations with neighboring China are also tense. On December 28, 1999, the seventeenth Karmapa, the master of the Karma Kagyu sect of Tibetan Buddhism, fled from neighboring Tibet to seek refuge in India. Due to China's annexation of Tibet, this incident strained diplomatic relations between India and China.

   Events of this nature in the future could influence the Indian economy and have a material adverse effect on the market for securities of Indian companies and on our business.

Trade sanctions against India could significantly harm our business.

   In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. The United States later waived some of these sanctions in response to the government of India's indication that it would sign the Comprehensive Test Ban Treaty. In April 1999, India and Pakistan conducted long range missile tests which were met with an expression of regret from the United States and other countries subjecting India to additional sanctions. These sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this or a similar nature will not be imposed, or that sanctions will not have a material adverse effect on our business or on the markets for our equity shares in India and ADSs in the United States.

The government of India may not grant us approvals for acquisitions or investments in non-Indian companies that we may need to grow our business.

   Under Indian law we cannot make any acquisition of, or investment in, a non-Indian company without governmental approval. We cannot assure you that the government of India will grant the required approvals and, even if it does, the approvals may have conditions attached to them which may make the acquisitions or investments not feasible. As an information technology services company, we are eligible to make an application for a blanket approval from the government of India to utilize up to $100 million of the net proceeds from this offering for acquisitions of, or investments in, non-Indian companies.

   For all other acquisitions or investments in non-Indian companies, we will need to file an application with the government of India for approval. This application process may require us to submit project and feasibility reports and may take a significant amount of time. We may not receive governmental approval on a timely basis, if at all. Since acquisitions and investments are an important part or our growth strategy, our business may be adversely affected by these approval requirements.

   Even if we are able to successfully acquire or invest in a non-Indian company, dividends or profits realized from the acquired company may have to be remitted to us in India within a period of 60 days from the date on which they are declared. Further, we would be required to remit to India any entitlements due to us by way of royalty, technical fees and other entitlements within a period of 60 days from the date they become due from the acquired non-Indian company. This may limit our ability to use Silverline Technologies, Inc. as a vehicle to carry out acquisitions of, or investments in, non-Indian companies without approval from the government of India and will also subject us to a risk of the depreciation of the Indian rupee for repatriated funds.

Indian income tax surcharges and dividend taxes may adversely affect us.

   The statutory corporate income tax rate in India is currently 35% plus a 10% surcharge, resulting in an effective statutory tax rate of 38.5%. Because our Indian tax incentives do not apply to dividends we receive from our non-Indian subsidiaries, these dividends will be subject to this 38.5% tax rate, depending on the availability of foreign tax credits. Currently, our U.S. subsidiary is required by the government of India to remit dividends to us which will be subject to corporate income tax plus the surcharge in India and U.S. withholding taxes, subject to the benefits available under the U.S.-India tax treaty and available foreign tax credits. The government of India may increase the corporate tax rate and the surcharge in the future which may increase our tax liabilities to the extent we receive significant dividends from our U.S. subsidiary.

   In addition, dividends declared, distributed or paid by us are currently subject to a tax of 11%, including the 10% surcharge. The recently enacted Finance Act, 2000 increases this tax to 22%, including the 10% surcharge, commencing June 1, 2000. This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation. We have declared and paid in cash dividends of 1.25 Indian rupees per equity share in 1998 and 1.75 rupees per equity share in 1999 (approximately $0.03 per share and $0.04 per share, respectively). Although we intend to continue dividend payments, we cannot assure you that any future dividends will be declared or paid or as to the amount of those dividends. To the extent we do pay dividends these dividends will be taxed as described above, in addition to any other tax payable on dividends by holders of our ADSs.

   We cannot assure you that surcharges and dividend taxes imposed by the government of India will not be further increased in the future.

Labor costs in India are increasing at rapid rates, which could adversely affect our competitive position and reported results.

   Our labor costs in India have historically been significantly lower than labor costs in the United States for comparably skilled information technology professionals. According to an October 1999 report by Software Productivity Research, a research firm, the average annual wage rate for software professionals in India is approximately 10% of the average annual U.S. rate for equivalent professionals. However, our labor costs in India for information technology professionals increased by approximately 27% and 42% during the periods from 1998 to 1999 and from 1997 to 1998, respectively, while during the same period our labor costs in the United States increased only 10% in total for comparably skilled professionals. We expect this trend to continue in the future, especially given the intense global competition for, and shortage of, information technology professionals. These labor cost increases continue to have an adverse effect on our profit margins and may erode our competitive advantage.

Restrictions on U.S. immigration may adversely affect our business.

   Our professionals employed on temporary and extended assignments at our offices or clients' facilities in the United States are typically required to obtain work visas from the United States Immigration and Naturalization Service. As of May 1, 2000, approximately 75% of our personnel in the United States were working pursuant to H-1B visas (293 persons) or L-1 visas (19 persons). An H-1B visa or an L-1 visa is granted for an initial period of 3 years. The maximum length of time employees may remain in the United States on H-1B and L-1 visas, including renewals, is 6 years and 7 years, respectively. This turnover can be disruptive to our business and clients. In addition, we may not be able to staff a project or in-house assignment quickly enough, because of the significant lead time the visa procurement requires.

   There is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any U.S. government fiscal year. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical professionals to the United States on an extended basis. This limit on H-1B visas was reached in April 1999 for the U.S. fiscal year ended September 30, 1999 and was reached in March 2000 for the U.S. fiscal year that will end September 30, 2000. We cannot assure you that we will be able to obtain a sufficient number of H-1B visas. There is no limit to new L-1 petitions granted in a particular year. Changes in existing U.S. immigration laws that make it more difficult for us to obtain H-1B and L-1 visas could impair our ability to compete for and provide services to clients, and could have a material and adverse effect on our business, results of operations and financial condition. For additional information, please see "Business--Employees".

Indian courts might not enforce judgments rendered outside of India and you may not be able to bring an original action in India, which may adversely affect your ability to sue us.

   We are a public limited company incorporated under the laws of India. Many of our directors and executive officers, a majority of our employees and the Indian experts named in this prospectus, reside outside the United States, and their assets and a majority of our assets are located outside the United States. It may be difficult for investors to effect service of process on these directors, executive officers and Indian experts. In addition, it will be extremely difficult for investors to enforce judgments obtained in the United States in India including judgments based on the civil liability provisions of the federal securities laws of the United States.

   Since there is no reciprocal treaty between the United States and India for enforcement of judgments rendered in the United States, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. A suit upon the judgment must be brought in India within three years from the date of the judgment. In this type of suit, a defendant can raise defenses that the judgment:

  . has not been pronounced by a court of competent jurisdiction;

  . has not been given on the merits of the case;

  . appears on its face to be founded on an incorrect view of international law or a refusal to recognize the law of India where applicable;

  . has been obtained in proceedings opposed to natural justice;

  . has been obtained by fraud; or

  . is founded on a breach of law or public policy in India.

   A party seeking to repatriate any amount recovered on a foreign judgment is required to obtain approval from the government of India. Also, there are significant delays in obtaining resolutions of lawsuits in India. In addition, it is highly unlikely that an Indian court would enforce a U.S. judgment if it believed the amount of damages awarded to be excessive, inconsistent with Indian practice or in the nature of punitive damages.

   Importantly, Indian courts also will not enforce U.S. default judgments obtained outside of India. As a result, an Indian defendant could elect simply not to appear in any U.S. proceeding against it, which would leave the U.S. plaintiff with a default judgment that is unenforceable in India.

   We have also been advised by our Indian legal counsel that it is theoretically possible that a party may file an original suit in India against us, our directors or our executive officers that is predicated upon the provisions of the civil liability provisions of the federal securities laws of the United States. To our knowledge, no suit predicated on the federal securities laws of the United States has ever been brought in India. It is highly unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. For additional information, please see "Enforcement of Civil Liabilities".

The trading price of the ADSs may be materially adversely affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee.

   Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of your investment in the ADSs. Specifically, as the relative value of the Indian rupee to the U.S. dollar declines, as it has generally over the past several years, each of the following values will also decline:

  . the U.S. dollar equivalent of the Indian rupee trading price of equity shares in India and indirectly the U.S. dollar trading price of the ADSs in the United States may also decline;

  . the U.S. dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary; and

  . the U.S. dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by the ADSs.

Our results of operations may be materially adversely affected if the Indian rupee appreciates against the U.S. dollar.

   Although a majority of our revenue is denominated in U.S. dollars, a portion of our expenses, including labor costs as well as capital and operating expenditures, are incurred in Indian rupees. For the first three months of 2000 and the full year 1999 and 1998, our U.S. dollar-denominated revenue represented 99%, 99% and 98%, respectively, of our total revenue; and rupee-denominated expenses represented 20%, 21% and 19%, respectively, of our total expenses. We expect that, for the foreseeable future, a majority of our revenue will continue to be generated in U.S. dollars and a portion of our expenses will continue to be denominated in rupees. As a result, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. During the four year period from 1996 through 1999 the value of the rupee against the U.S. dollar declined by approximately 24%. We cannot assure you that the value of the rupee will continue to decline against the U.S. dollar.

Your ability to sell in India any of our equity shares received upon conversion of any ADSs may be subject to delays if approvals required from the government of India and listing on stock exchanges is delayed.

   Investors seeking to sell in India any equity shares received upon conversion of any ADSs, will require approval from the government of India for each transaction, unless the sale of the equity shares is made on a stock exchange or in connection with an offer made under Indian regulations regarding takeovers. We cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors who hold equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines. For additional information, please see "Exchange Controls".

Our service delivery model is subject to potential disruption in telecommunications and power, which would adversely affect our business.

   Our service delivery model requires us to maintain active voice, data and video communications among our clients' offices, our software development facilities and our other offices in India and the United States. Indian telecommunications infrastructure and power delivery is generally less reliable than telecommunications infrastructure and power delivery in the United States. Any significant loss of, or disruption in, local utility and telecommunications services would have a material adverse effect on our business, results of operations and financial condition.

Trading stoppages and closures at The Stock Exchange, Mumbai, The National Stock Exchange, The Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad may adversely affect the trading price of ADSs.

   Our shares are listed in India on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Our shares are also traded on The National Stock Exchange and most major exchanges in India. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange.

   The regulation and monitoring of Indian securities markets and the activities of investors, brokers and other participants differs, in some cases significantly, from those in the United States and Western European countries. Indian stock exchanges have in the past experienced problems, including temporary exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees, which, if these or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs, in both domestic and international markets.

   The Stock Exchange, Mumbai was closed from January 11 through January 13, 1993 due to a riot in Mumbai (Bombay). It was also closed on March 12, 1993 due to a bomb explosion within the premises of The Stock Exchange, Mumbai. From December 14 through December 23, 1993, The Stock Exchange, Mumbai was closed due to a broker's strike, and from March 20 through March 22, 1995, the Governing Board of The Stock Exchange, Mumbai closed the market due to a default of one of the broker members. Also, on December 8, 1999, trading on The National Stock Exchange was disrupted for over an hour due to an error occurring in computer software. The National Stock Exchange closed for one week during October, 1994 due to failure of the communications satellite. On June 5, 1993, a bomb scare delayed commencement of trading in the Madras Stock Exchange Ltd., Chennai by over an hour following receipt of an anonymous call to the Exchange. There have been several occasions when trading was disrupted for up to five hours on The Stock Exchange, Mumbai due to power outages.

   There have been no closures of The Stock Exchange, Mumbai and The National Stock Exchange in response to "panic" trading or large fluctuations. The Stock Exchange, Mumbai and the National Stock Exchange do, however, have a specific price band for each security listed. When a price fluctuation exceeds the specified limits of the price band, trading of the security is stopped for that trading session. Such price volatility controls and the specific price bands are decided by each individual exchange and may differ from exchange to exchange. A closure of or trading stoppage on The Stock Exchange, Mumbai and The National Stock Exchange could adversely affect the price of the equity shares represented by the ADSs and would consequently affect the trading price of the ADSs. In addition, the liquidity and trading patterns of securities quoted on The Stock Exchange, Mumbai may be substantially different from those of securities quoted on the New York Stock Exchange. Historical trading prices, therefore, may not be indicative of the prices at which the ADSs will trade in the future. For additional information, please see "Price Range of Our Equity Shares" and "Trading Practices and Procedures on the Indian Stock Exchanges".

The inadequacy of public records in India means that you may not be able to obtain reliable information about us.

   Information relating to litigation and bankruptcy are not on public record in India and as a result it is difficult to obtain conclusive information on us regarding these matters from searching public records. Even documents which are filed by us may not be available for public inspection if the Registrar of Companies believes that they have not been completely filled in. Consequently, the information publicly available about us may be inadequate and may not contain material documents. In addition, the filing systems in the Registrar of Companies office are manual, not electronic, and otherwise imperfect and documents filed by us may not be available or complete.

The government of India may require us to convert the proceeds of this offering into rupees and repatriate the proceeds to India, which could reduce the dollar value of the proceeds due to depreciation of the Indian rupee.

   We will be required to submit to the government of India quarterly statements regarding the periodic repatriation of the net proceeds of this offering. Pending the use of funds as discussed in "Use of Proceeds" we intend to invest the net proceeds of this offering in U.S. dollar denominated short-term, investment grade, interest-bearing instruments. However, the government of India has the right to require us to repatriate the proceeds of this offering. This would require us to convert the net proceeds of this offering into Indian rupees and hold them in India, which would subject these funds to the depreciation of the Indian rupee.

                  Risks Related To Your Investment In The ADSs

Pre-emptive rights in respect of the equity shares underlying the ADSs may be unavailable to United States holders, which would reduce their proportional ownership interests in the company.

   Under Indian law, we must offer holders of our equity shares pre-emptive rights to purchase a proportionate number of shares to maintain their existing ownership prior to the issuance of any new equity shares, unless the pre-emptive rights have been waived by three-fourths of our shareholders present and voting at a general meeting. Our existing shareholders have waived their pre-emptive rights for the ADS offering contemplated by this prospectus.

   Although the government of India has begun to allow non-resident holders to exercise pre-emptive rights the government of India could reverse its position in the future. In addition, before U.S. holders may exercise pre-emptive rights, a registration statement under the Securities Act of 1933 must be effective with respect to the securities relating to such rights, unless an exemption from the registration requirements of the Securities Act is available.

   At the time of any rights offering we will evaluate the costs and potential liabilities associated with filing a registration statement, as well as the perceived benefits of enabling holders of the ADSs to exercise their pre-emptive rights. We cannot assure you that we will file a registration statement or otherwise seek the approval of the government of India.

   If in the future our ADS holders are allowed to exercise pre-emptive rights, the equity shares may be issued to the depositary, which may sell them for the benefit of the holders of the ADSs. We cannot assure you of the value, if any, that the depositary would receive upon the sale of those equity shares.

   To the extent that holders of the ADSs are unable to exercise pre-emptive rights, the proportional interests of such holders in our company would be reduced. For additional information regarding the pre-emptive rights of holders of ADSs, please see "Description of our Equity Shares" and "Description of American Depositary Shares".

Holders of ADSs may be restricted in their ability to exercise voting rights.

   As a holder of ADSs, you generally will have the right under the deposit agreement to instruct the depositary to exercise voting rights for the equity shares represented by your ADSs.

   At our request, the depositary will mail you any notice of any shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. If the depositary receives voting instructions for a holder of ADSs on a timely basis, it will endeavor to vote the securities representing the holder's ADSs in accordance with those voting instructions. The ability of the depositary to carry out voting instructions, however, may be limited by practical and legal limitations, such as time zone differences and logistical problems, and the terms of the securities on deposit.

   We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. If no voting instructions have been received by the depositary, the depositary will appoint a person designated by us as proxy to vote the securities. For additional information regarding the voting rights of holders of equity shares, please see "Description of Our Equity Shares--Voting Rights".

Requirements under Indian law relating to the payment of dividends may reduce the value of equity shares underlying the ADSs.

   Under current Indian laws, we may pay cash dividends out of our profits in the year in which the dividend is declared or out of our undistributed profits from previous fiscal years.

   With respect to equity shares issued during a particular fiscal year of our company, including equity shares underlying the ADSs issued in this offering, cash dividends declared and paid for that fiscal year will be prorated from the date of issuance to the end of the fiscal year of our company in which those shares are issued. This disparity in dividend treatment increases the probability that the price of the ADSs may not trade on par with the price of the equity shares as quoted on the stock exchanges in India on which our equity shares are traded, and may reduce the liquidity of the ADSs.

   In addition, to the extent that we distribute cash dividends, if exchange rates fluctuate during a time when the depositary cannot convert Indian rupees into U.S. dollars you may lose some or all of the value of the distribution.

   Although we have typically paid cash dividends and have no current intention to discontinue these dividend payments, we cannot assure you that any future dividends will be declared or paid or as to the amount of those dividends. For additional information regarding dividends, please see "Dividend Policy", "Description of Our Equity Shares--Dividends" and "Description of American Depositary Shares--Dividends and Distributions".

There has been no prior market for our ADSs and the initial public offering price may not be indicative of future trading prices and the trading price of the ADSs may bear no relationship with the trading price of the underlying equity shares.

   Our equity shares are listed on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad and are also traded on The National Stock Exchange and most other large stock exchanges in India. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange. Prior to this offering, there has been no public market for the ADSs offered by this prospectus or for the underlying equity shares in the United States. Consequently, the public offering price for the ADSs was determined by negotiation among us and the representatives of the underwriters, and may bear no relationship to the price at which the ADSs will trade upon the completion of this offering. The primary factor considered in determining the public offering price was the price of our equity shares on The Stock Exchange, Mumbai and The National Stock Exchange. Other factors considered include:

  . our record of operation;

  . our current financial condition;

  . our future prospects;

  . our markets;

  . the economic conditions in and future prospects for the information technology industry;

  . our management;

  . the economic and political climate in India; and

  . prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us.

   The prices at which our shares will sell in the public market after this offering may, however, be lower than the price at which they are sold by the underwriters. Additionally, an active trading market in the ADSs may not develop and continue after this offering. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including, but not limited to, the following:

  . announcements concerning our company or our competitors;

  . announcements relating to technological innovations;

  . announcements relating to strategic relationships or acquisitions;

  . changes in earnings estimates by analysts;

  . conditions affecting the technology and emerging growth company sectors;

  . currency fluctuations;

  . general economic, political and market conditions in any or all of India, the United States and other world markets; and

  . trends related to the fluctuations of stock prices of Indian companies.

We may experience volatility in our share price after this offering, which could negatively affect your investment.

   The trading price of the ADSs and our equity shares may be volatile. Indian securities markets are substantially smaller than the securities markets in the United States and Western Europe and have been extremely volatile from time to time. The market for technology and Internet-related companies also has been extremely volatile and fluctuations often have been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our shares, regardless of our actual operating performance.

The market for the ADSs may be illiquid and could increase the volatility in our ADS price and reduce the price at which you can sell our ADSs.

   Prior to this offering, there has been no public market for the ADSs or our equity shares in the United States. After this offering, there will be no public market for our equity shares in the United States. Although holders of the ADSs are entitled to withdraw the equity shares underlying their ADSs from the depositary at any time, under current Indian law, equity shares may not be re-deposited with the depositary. Therefore, the number of outstanding ADSs will decrease to the extent that any equity shares are withdrawn from the depositary, which may adversely affect the market price and the liquidity of the market for the ADSs.

   Although we have been approved to have our ADSs listed on the New York Stock Exchange, subject to official notice of issuance, we cannot assure you that any active trading market for the ADSs or our equity shares will develop or be sustained after this offering, or that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering.

           Risks Related To Our Corporate Charter And Share Ownership

Our officers, directors and affiliated entities, including Silverline Holdings, Corp., own a large percentage of our company and could significantly influence us in ways that might not be in the best interest of our other shareholders, including the holders of our ADSs.

   We anticipate that Messrs. Ravi Subramanian and Krishna K. Subramanian, together with entities affiliated with them, including Silverline Holdings, Corp., will, in the aggregate, effectively own approximately 41.6% of our outstanding equity shares following the completion of this offering. These shareholders may have interests that conflict with those of our other shareholders and, if acting together, these shareholders would likely be able to control most matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions. For example, these shareholders could delay or prevent a change in control of our company or discourage a potential acquiror from making a tender offer for or otherwise attempting to obtain control of us, even if such a transaction would be beneficial to our other shareholders.

   In addition, 3.5 million shares of Silverline Holdings, Corp. and 6.5 million shares of Silverline Technologies Limited that are held by our Chairman are pledged to lenders who could foreclose on those shares in the event of default under the respective loan agreements. If an event of default were to occur under the loan agreements then the control by Silverline Holdings, Corp. and our Chairman and our existing shareholders would be diminished and a significant block of shares could be held or transferred by the respective lenders who might not act in the best interests of our other shareholders.

Virtually all our shares will be eligible for sale shortly after the offering and substantial sales of our shares could cause our share price to fall.

   If our shareholders sell a large number of our ADSs or equity shares, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the trading price of our ADSs or equity shares would decrease dramatically. Any perception that these sales could occur would also result in a dramatic decline in the trading price of our shares. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

   Upon completion of this offering, 73,200,000 equity shares will be outstanding, including 8,700,000 equity shares represented by 4,350,000 ADSs issued in connection with this offering which excludes approximately 3 million options and warrants each exercisable for one equity share under our Indian employee stock option plans. We have also reserved up to 2 million equity shares which may be issued in connection with the proposed U.S. employee stock option plan to be adopted before this offering.

   Of the 64,500,000 equity shares outstanding prior to the issuance of the ADSs, holders of approximately 30,420,221 equity shares have agreed not to dispose of or hedge any of these equity shares for a period of 180 days following the date of this prospectus. Of these 30,420,221 equity shares, our Chairman has pledged 6,500,000 under a loan and pledge agreement. The lender will not be subject to the 180-day lockup and the pledged shares may be sold by the lender in the event of a default under the loan and pledge agreement. Salomon Smith Barney Inc. may permit the sale of these shares in its sole discretion at any time and without prior public announcement.

   Substantially all our equity shares that are not subject to these sale restrictions will be freely tradable in India immediately following this offering. Upon expiration of the 180-day period, or earlier with the consent of Salomon Smith Barney Inc., substantially all our outstanding equity shares will be available for sale on all the major stock exchanges in India. Sales of substantial amounts of our equity shares, or the availability of such shares for sale, could materially adversely affect the market price of the ADSs.

Compliance with provisions under Indian law could delay or prevent an acquisition of our company, even if an acquisition would be beneficial to our shareholders.

   Certain provisions under Indian law may have the effect of delaying, preventing or making more difficult an acquisition or merger of our company, even if the acquisition or merger is beneficial to our shareholders. Indian law requires any person who acquires 5% or more of our equity shares to disclose the same to each stock exchange on which our shares are listed in India.

   In addition, if any person or its associates acquires more than 15% of our equity shares, that person must publicly offer to acquire another 20% of our equity shares. However, no public offer is required if a person who holds between 15% and 75% of our equity shares does not acquire more than an additional 5% of our equity shares in any 12-month period. These requirements do not apply to the acquisition of ADSs, but will apply upon conversion of ADSs into equity shares.

   Our charter documents provide for a staggered board of directors, which means that someone could wait two years before being able to elect enough directors to take over control of our board. We currently have seven directors, and our charter documents allow our board to, without shareholder approval, appoint additional directors, up to a maximum of twelve total directors.

   These provisions could delay or prevent a change in control of our company, impede a business combination or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company which could have a material adverse effect on the market price of the ADS.

Our lenders may be entitled to appoint directors to our board of directors.

   Our articles of association give our lenders, as well as certain Indian public financial institutions, the right to appoint their own nominees to our board of directors. A lender may only exercise this right to the extent permitted under its loan or other agreement with us. We have been advised by our Indian counsel that this provision is common in the articles of association of other Indian companies.

   Our articles of association provide that any directors nominated to our board by lenders will not be subject to re-election. Indian law limits the number of directors not subject to re-election to be one-third of the total number of directors on our board.

   Directors not subject to re-election include directors nominated by lenders, as well as wholetime directors and managing directors. Wholetime directors work full time for us and are appointed for a fixed term which may be determined by our board of directors. Our existing board includes one wholetime director who has been appointed for a fixed term of 5 years expiring in November, 2003 and no managing directors. Accordingly, the most directors our lenders could currently nominate to our board is one-third of the total size of our board. Our articles of association provide that our maximum board size is 12 directors, however, this number does not include the nominee directors, the wholetime directors and the managing directors.

   We do not currently have any lender nominated directors on our board, and our existing loan agreements do not currently grant our lenders the right to nominate directors. However, we may in the future grant our lenders this right, especially since it is common practice in India for Indian public financial institutions and other lenders to have nominee rights.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made forward-looking statements in this prospectus that relate to future results of operations, plans, objectives, expectations and intentions. These statements are based on a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond our control. In some cases, you can identify forward-looking statements by terminology such as "believe", "may", "would", "could", "will", "expect", "intend", "continue", "anticipate", "predict", "estimate" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Risk Factors" and elsewhere in this prospectus.

   Readers are cautioned not to place undue reliance on these forward-looking statements which reflect our views only as of the date of this prospectus. We undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements which we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                        ENFORCEMENT OF CIVIL LIABILITIES

   We are a public limited company incorporated under the laws of India. Many of our directors and executive officers, a majority of our employees and the Indian experts named in this prospectus, reside outside the United States, and their assets and a majority of our assets are located outside the United States. It may be difficult for investors to effect service of process upon these directors, executive officers and Indian experts. In addition, it will be extremely difficult for investors to enforce judgments obtained in the United States in India, including judgments based on the civil liability provisions of the federal securities laws of the United States. Importantly, Indian courts also will not enforce U.S. default judgments obtained outside of India. As a result, an Indian defendant could elect simply not to appear in any U.S. proceeding against it, which would leave the U.S. plaintiff with a default judgment that is unenforceable in India. In addition, while it is theoretically possible that you could file an original suit in India against us, our directors or our executive officers based on the civil liability provisions of the federal securities laws of the United States, to our knowledge, no suit predicated on the federal securities laws of the United States has ever been brought in India.

   For more information, please see "Risk Factors--Indian courts might not enforce judgments rendered outside of India and you may not be able to bring an original action in India, which may adversely affect your ability to sue us".

                                USE OF PROCEEDS

   We expect that our net proceeds from this offering will be approximately $99.5 million after deducting the underwriting discount and estimated offering expenses and reflecting the initial offering price of $25.00 per ADS. If the underwriters fully exercise their over-allotment option, our net proceeds will be approximately $114.6 million.

We expect to use approximately $32.0 million of the net proceeds of this offering as follows:

  . approximately $14.0 million for capital expenditures, consisting primarily of the build-out of our existing facilities;

  . approximately $10.0 million for working capital requirements; and

  . approximately $8.0 million for expansion of our sales and marketing efforts;

We expect to use the remaining approximately $67.5 million of net proceeds for:

  . potential acquisitions and other strategic transactions; and

  . other general corporate purposes.

   As noted above, we may use a portion of the net proceeds of this offering for the acquisition of businesses that complement our existing business strategy. However, we have no commitments or agreements with respect to any specific future acquisition, except that we recently signed a non-binding letter of intent to purchase a small software development firm in Toronto that provides intranet and Internet application development and systems integration services, subject to satisfactory due diligence and other contingencies.

   Management will have significant flexibility in applying the net proceeds of this offering. Pending the use of the net proceeds as described above, we intend to invest the net proceeds of this offering in U.S. dollar denominated short-term, investment grade, interest-bearing instruments. Please see "Risk Factors--Our management will have broad discretion with respect to the expenditure of the net proceeds from this offering, and may use the proceeds in ways that you disagree with". We may be required by the government of India to repatriate the net proceeds from this offering as described in "Risk Factors-- The government of India may require us to convert the proceeds of this offering into rupees and repatriate the proceeds to India, which could reduce the dollar value of the proceeds due to depreciation of the Indian rupee". Subject to repatriation of the net proceeds to India, the Reserve Bank of India has granted general permission for us to:

  . invest the funds as an interim arrangement on a short term basis as deposits with foreign banks which are rated A1+ by Standard & Poor's or P1 by Moody's or with the branches of Indian banks located outside of India;

  . invest in U.S. treasury bills and other monetary instruments with maturities not exceeding a period of one year;

  . keep the funds as foreign currency deposits with authorized dealers and/or public financial institutions in India; and

  . invest in certificate of deposits or other commercial paper issued outside India by banks incorporated in India.

                                DIVIDEND POLICY

   Although the amount varies, public companies in India typically pay cash dividends. Under current Indian laws and regulations, we may pay cash dividends out of our profits in the year in which the dividend is declared or out of our undistributed profits of the previous fiscal years of our company, upon the recommendation of our board of directors and approval by a majority of our shareholders. Our shareholders may, as part of this approval, decrease, but not increase the amount of the dividend recommended by our board of directors. Before declaring a dividend greater than 10% of the par value of our shares we are required under Indian law to transfer to our reserves a minimum percentage of our profits in that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in that year. In addition, our board of directors has the discretion to declare and pay interim dividends without prior shareholder approval.

   We have declared and paid cash dividends of 1.25 Indian rupees per equity share in 1998 and 1.75 rupees per equity share in 1999 (approximately $0.03 per share and $0.04 per share, respectively). Although we intend to continue dividend payments, we cannot assure you that any future dividends will be declared or paid or as to the amount of those dividends.

   Dividends declared, distributed or paid by an Indian corporation are currently subject to a tax of 11%. The recently enacted Finance Act, 2000 increases this tax to 22%, including the 10% surcharge, commencing June 1, 2000. This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

   As an ADS holder, you will generally be entitled to receive dividends payable in respect of the equity shares represented by your ADSs. Cash dividends in respect of the equity shares represented by your ADSs will be paid to the depositary in Indian rupees and, except as otherwise described under "Description of American Depositary Shares--Dividends and Distributions", will be converted by the depositary into U.S. dollars. The depositary will distribute these proceeds to you. The equity shares represented by your ADSs will rank equally with our existing equity shares in respect of dividends.

   With respect to equity shares issued during a particular fiscal year of our company, including equity shares underlying the ADSs issued in this offering, cash dividends declared and paid for that fiscal year of our company will be prorated from the date of issuance to the end of the fiscal year of our company in which those shares are issued. Once a cash dividend is declared, equity shares entitled to prorated dividends are quoted on Indian stock exchanges at the same price as equity shares entitled to full dividends. Upon sale and payment for equity shares entitled to a prorated dividend, the selling broker will deduct the difference between the full dividend and the prorated dividend from the sale price.

   As an ADS holder, you will receive only dividends prorated from the date of issuance of the equity shares underlying your ADSs to the end of the fiscal year of our company for which the dividends are declared and paid. This disparity in dividend treatment increases the probability that the price of the ADSs may not trade at the same price as our equity shares quoted on the stock exchanges in India. ADSs withdrawn from the depositary in exchange for the underlying equity shares prior to payment of any dividend will receive proceeds reduced by the difference between the full dividend and the prorated dividend, upon sale of and payment for the underlying equity shares. For additional information, please see "Risk Factors--Requirements under Indian law relating to the payment of dividends may reduce the value of equity shares underlying the ADSs" and "--Indian income tax surcharges and dividend taxes may adversely affect us", "Description of Equity Shares--Dividends" and "Description of American Depositary Shares--Dividends and Distributions".

                              INDUSTRY INFORMATION

   This prospectus includes data concerning information technology professional services industry that we obtained from material published by International Data Corporation and Software Productivity Research. These sources generally indicate that they have obtained information from sources that they believe are reliable, but that they do not guarantee the accuracy and completeness of the information. Although we believe that these industry sources are reliable, we have not independently verified their data. We also have not sought the consent of any of these sources to refer to their data in this prospectus.

                        PRICE RANGE OF OUR EQUITY SHARES

   Our equity shares outstanding prior to this offering are listed on The Stock Exchange, Mumbai under the code "389" and the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad under the symbol "SILVERLINE". In addition, our equity shares are traded on The National Stock Exchange and most other large exchanges in India under the symbol "SILVERLINE". We expect that the equity shares underlying the ADSs will be listed on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad shortly after the completion of this offering. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange. The ADSs have been approved for listing on the New York Stock Exchange under the symbol "SLT", subject to official notice of issuance.

Trading Prices of Our Equity Shares on the Indian Stock Exchanges

   The trading prices for our equity shares are quoted in the official list of each of The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad in Indian rupees. Presented in the table below for the periods indicated are:

  . the reported high and low closing sales prices for our equity shares on The Stock Exchange, Mumbai;

  . the imputed high and low closing sales prices for our equity shares translated into U.S. dollars based on the noon buying rate on the last date of each period presented; and

  . the average daily trading volume for our equity shares on The Stock
    Exchange, Mumbai.

   The noon buying rate is the U.S. dollar buying rate in the City of New York for cable transfers in Indian rupees at noon on a particular day as certified for customs purposes by the Federal Reserve Bank of New York.

                                 Price per          Price per
                               equity share       equity share
                              (Indian rupees)    (U.S. dollars)  Average daily
                           --------------------- ---------------  equity share
Year                          High        Low     High     Low   trading volume
----                       ----------- --------- ------- ------- --------------
                                                                 (in thousands)
1998
  First Quarter........... Rs.   44.80 Rs. 25.50   $1.08   $0.61       22.52
  Second Quarter..........      121.40      8.55    2.93    1.17      174.23
  Third Quarter...........      109.70     60.65    2.93    1.46      356.47
  Fourth Quarter..........      112.40     74.95    2.72    1.81      364.21

1999
  First Quarter........... Rs.  380.25 Rs.106.80   $8.80   $2.47    1,294.62
  Second Quarter..........      351.75    180.80    8.14    4.18      760.88
  Third Quarter...........      373.55    191.95    8.67    4.44    1,031.93
  Fourth Quarter..........      844.00    350.00   19.54    8.10    2,943.12

2000
  First Quarter........... Rs.1,360.00 Rs.657.00 $ 31.18 $ 15.05    1,908.18
  Second Quarter (through
   June 19)...............      751.50    338.90   17.06    7.69    3,002.46

   On June 19, 2000, the closing price of our equity shares on The Stock Exchange, Mumbai was Rs.627 per equity share, equivalent to $13.98 per equity share and $27.97 per ADS, translated at the noon buying rate of Rs.44.85 per U.S. dollar on June 19, 2000. The liquidity and trading patterns of securities quoted on The Stock Exchange, Mumbai may be substantially different from those of securities quoted on the New York Stock Exchange. Historical trading prices, therefore, may not be indicative of the prices at which the ADSs will trade in the future.

   As of March 31, 2000, there were approximately 75,000 holders of record of our equity shares, of which 976 had registered addresses in the United States and held an aggregate of approximately 416,079 of our equity shares.

Trading Practices and Procedures on the Indian Stock Exchanges

   Our shares are listed in India on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Our shares are also traded on The National Stock Exchange and most major exchanges in India. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange.

   Trading on The Stock Exchange, Mumbai and The National Stock Exchange is accomplished through on-line execution. These two stock exchanges handle an aggregate of over 100,000 trades per day with daily volumes in excess of Rs. 10 billion. Trading on these exchanges is done on a five-day fixed settlement basis, and any outstanding amount at the end of the settlement period is settled by delivery and payment. Institutional investors are not permitted to "net out" their transactions and must trade on a delivery basis only.

   The Stock Exchange, Mumbai permits carry-forwards of trades in certain securities by non-institutional investors with an associated charge. In addition, orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or a client. The Stock Exchange, Mumbai specifies certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on The Stock Exchange, Mumbai takes place from 10:00 a.m. to 3:30 p.m. (India time) on weekdays, except holidays.

   The National Stock Exchange was established in April 1993 in Mumbai (Bombay), by financial institutions and banks along with the Industrial Development Bank of India as the coordinating agency. The National Stock Exchange provides nationwide online satellite-linked screen-based trading facilities with market makers as well as electronic clearing and settlement. The National Stock Exchange trades from 9:30 a.m. until 3:30 p.m. (India time) on weekdays, except holidays. The National Stock Exchange does not permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the Exchange.

   On the National Stock Exchange, deliveries for trade executed "on-market" are exchanged through the National Securities Clearing Corporation Limited. Negotiated or "off-market" trades are reported to The National Stock Exchange on-line. As a result, The National Stock Exchange allows screen-based paperless trading and settlement from any of more than 236 cities in India. The daily volume of trading on The National Stock Exchange generally exceeds that of The Stock Exchange, Mumbai.

   The Stock Exchange, Mumbai and The National Stock Exchange also have separate online trading systems and separate clearing houses. For additional information, please see "Risk Factors--Trading stoppages and closures at The Stock Exchange, Mumbai, The National Stock Exchange, The Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad may adversely affect the trading price of ADSs".

                                    DILUTION

   Our net tangible book value as of March 31, 2000 was approximately $72.6 million, or $1.13 per equity share, the equivalent of $2.26 per ADS. Our net tangible book value is the difference between our tangible assets and our liabilities, divided by the number of equity shares outstanding (including the equity shares represented by the ADSs). For investors in the ADSs, dilution is the per ADS difference between the initial public offering price of $25.00 per ADS in this offering and our adjusted net tangible book value immediately after the completion of this offering. Dilution in this case results from the fact that the per ADS offering price of the ADSs is substantially in excess of the per share price paid by some of our current shareholders for our presently outstanding equity shares.

   After giving effect to the net proceeds from our sale of 4,350,000 ADSs (representing 8,700,000 equity shares) offered by this prospectus at the public offering price of $25.00 per ADS ($12.50 per equity share), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2000, would have been approximately $172.1 million, or $4.71 per ADS ($2.36 per equity share). This represents an immediate increase in our net tangible book value of $2.45 per ADS ($1.23 per equity share) to existing shareholders and an immediate dilution of $20.29 per ADS ($10.14 per equity share) to new investors purchasing the ADSs. The following table illustrates this ADS dilution:

                                                       Per Equity        Per
                                                         Share           ADS
                                                       ----------       ------
   Initial public offering price per equity
    share and ADS...............................         $12.50         $25.00
     Net tangible book value per equity share
      and ADS before this offering.............. $1.13            $2.26
     Increase in net tangible book value per
      equity share and ADS attributable to new
      investors in this offering................  1.23             2.45
                                                 -----            -----
     Net tangible book value per equity share
      and ADS after this offering...............           2.35           4.71
                                                         ------         ------
   Dilution per equity share and ADS to new in-
    vestors.....................................         $10.14         $20.29
                                                         ======         ======

   The following table describes, on a pro forma basis as of March 31, 2000, the difference between existing shareholders and new investors with respect to the number of equity shares purchased, the total consideration paid and the average price per equity share, paid.

                                  Equity Shares       Total
                                     Purchased    Consideration     Average
                                  -------------- ----------------  Price Per
                                  Number Percent  Amount  Percent Equity Share
                                  ------ ------- -------- ------- ------------
   (In thousands, except per
   share data)
   Existing shareholders......... 64,500   88.1% $ 56,495   34.2%    $ 0.88
   New investors.................  8,700   11.9   108,750   65.8      12.50
                                  ------  -----  --------  -----
     Total....................... 73,200  100.0% $165,245  100.0%
                                  ======  =====  ========  =====

   The tables and calculations described above assume no exercise by the underwriters of their overallotment option and no exercise of the warrants exercisable for two million equity shares under our Indian employee welfare trust program, options exercisable for one million equity shares under our Indian employee stock option plan and the exercise of options exercisable for up to one million ADSs under our proposed U.S. employee stock option plan. To the extent that the overallotment option or outstanding options or warrants are exercised, there will be further dilution to new investors in the ADSs.

                                 EXCHANGE RATES

   The presentation of our net income in Indian rupees or U.S. dollars can be significantly affected by movements in currency exchange rates, in particular the movement of the Indian rupee against the U.S. dollar. See "Risk Factors-- Our results of operations may be materially adversely affected if the Indian rupee appreciates against the U.S. dollar", "--The trading price of the ADSs may be materially adversely affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

   The table below provides the following information for the periods indicated concerning the number of Indian rupees for which one U.S. dollar could be exchanged:

  .the noon buying rate at each period end;

  .the average of the noon-buying rates on the last day of each month during the period;

  .the 52-week high noon buying rate during the period; and

  .the 52-week low noon buying rate during the period.

Year                                   Period End  Average    High       Low
----                                   ---------- --------- --------- ---------
1995.................................. Rs. 35.18  Rs. 32.51 Rs. 35.18 Rs. 31.38
1996..................................     35.95      35.53     36.46     34.35
1997..................................     39.30      36.53     39.30     35.72
1998..................................     42.52      41.43     42.65     38.80
1999..................................     43.51      43.20     43.59     42.50
2000
First Quarter.........................     43.65      43.63     43.75     43.55
Second Quarter (through June 19)......     44.85      44.01     44.85     43.61

   These rates are provided solely for your convenience and are not necessarily the exchange rates, if any, used by us in the preparation of the financial statements or other information included elsewhere in this prospectus. The noon buying rate is the U.S. dollar buying rate in the City of New York for cable transfers in Indian rupees at noon on a particular day as certified for customs purposes by the Federal Reserve Bank of New York.

                                CAPITALIZATION

   The following table shows our total capitalization at March 31, 2000:

  .on an actual basis; and

  .on an as adjusted basis to give effect to this offering.

   You should read this capitalization table together with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                            At March 31, 2000
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands,
                                                              except share
                                                                amounts)
Cash and cash equivalents................................. $20,609   $120,082
                                                           =======   ========
Current portion of long-term debt and capital lease
 obligations.............................................. $ 2,052   $  2,052
Long-term debt and capital lease obligations, excluding
 current installments.....................................     329        329
Stockholders' equity:
 Equity shares, Rs. 10 ($0.23) per share par value:
  authorized 85,000,000 shares; issued and outstanding
  64,500,000 shares (actual); issued and outstanding
  73,200,000 shares (as adjusted).........................  18,306     20,307
 Additional paid-in capital...............................  24,666    122,138
 Retained earnings........................................  39,168     39,168
 Deferred, stock-based compensation.......................  (1,303)    (1,303)
 Accumulated other comprehensive income (expense).........  (4,061)    (4,061)
                                                           -------   --------
  Total stockholders' equity..............................  76,776    176,249
                                                           -------   --------
Total capitalization...................................... $77,105   $176,578
                                                           =======   ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from the consolidated financial statements of the Company included elsewhere in this prospectus which have been audited by Deloitte Haskins & Sells (a member firm of Deloitte Touche Tohmatsu), independent auditors. The consolidated statements of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 were derived from the unaudited consolidated financial statements, which are not included in this prospectus, which were prepared in accordance with Indian GAAP and have been recast in accordance with U.S. GAAP. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future. Our financial statements are prepared in Indian rupees and for U.S. GAAP purposes are translated into U.S. dollars using the average monthly exchange rate for revenue and expense and the exchange rate at the end of the reporting period for assets and liabilities. The following selected consolidated financial data reflects the financial position, results of operations and cash flows of our company, including Silverline Technologies, Inc., a Delaware corporation which we acquired on December 28, 1999. Because Silverline Technologies, Inc. had been under common control with us, the acquisition was accounted for in a manner similar to a pooling of interests. See "Related Party Transactions" and note 1 to our consolidated financial statements.

                                                                           (Unaudited)
                                                                       Three Months Ended
                                  Year Ended December 31,                   March 31,
                          -------------------------------------------  --------------------
                           1995     1996     1997     1998     1999       1999      2000
                          -------  -------  -------  -------  -------  ---------  ---------
                                 (in thousands, except per equity share data)
Statement of Operations
 Data:
Revenues................  $39,449  $45,252  $46,769  $60,219  $87,577  $  16,997  $  30,998
Cost of revenues sold...   24,743   27,801   25,053   31,273   49,446      9,093     16,112
                          -------  -------  -------  -------  -------  ---------  ---------
Gross profit............   14,706   17,451   21,716   28,946   38,131      7,904     14,886
                          -------  -------  -------  -------  -------  ---------  ---------
Operating expenses:
Selling, general and
 administrative
 expenses...............    6,407    7,599   10,342   11,316   13,141      2,564      5,688
Stock-based
 compensation...........      --       --       --       --       532        --         862
Depreciation and
 amortization...........    1,592    3,234    4,945    4,415    4,095      1,024        939
                          -------  -------  -------  -------  -------  ---------  ---------
Total operating
 expenses...............    7,999   10,833   15,287   15,731   17,768      3,588      7,489
                          -------  -------  -------  -------  -------  ---------  ---------
Operating income........    6,707    6,619    6,429   13,215   20,363      4,316      7,397
Other income/(expense),
 net....................     (608)    (437)    (878)    (895)  (1,380)      (544)      (284)
                          -------  -------  -------  -------  -------  ---------  ---------
Income before income
 taxes and extraordinary
 item...................    6,099    6,181    5,551   12,320   18,983      3,772      7,113
Provision for income
 taxes..................      413      847    1,216    1,482    2,808        598      1,230
                          -------  -------  -------  -------  -------  ---------  ---------
Income before
 extraordinary item.....    5,686    5,334    4,335   10,838   16,175      3,174      5,883
Extraordinary item (net
 of taxes)..............      --        59       10      --       375        375        --
                          -------  -------  -------  -------  -------  ---------  ---------
Net income..............  $ 5,686  $ 5,275  $ 4,325  $10,838  $15,800  $   2,799  $   5,883
                          =======  =======  =======  =======  =======  =========  =========
Earnings per equity
 share
 Basic:
  Income before
   extraordinary item...  $  0.13  $  0.12  $  0.10  $  0.26  $  0.28  $    0.07  $    0.09
  Extraordinary item....      --       --       --       --     (0.01)     (0.01)       --
  Net Income............  $  0.13  $  0.12  $  0.10  $  0.26  $  0.27  $    0.06  $    0.09
 Diluted:
  Income before
   extraordinary item...  $  0.13  $  0.12  $  0.10  $  0.19  $  0.25  $    0.05  $    0.09
  Extraordinary item....      --       --       --       --     (0.01)     (0.01)       --
  Net Income............  $  0.13  $  0.12  $  0.10  $  0.19  $  0.24  $    0.04  $    0.09
Earnings per ADS
 Basic:
  Income before
   extraordinary item...  $  0.26  $  0.24  $  0.20  $  0.52  $  0.56  $    0.14  $    0.18
  Extraordinary item....      --       --       --       --   $ (0.02) $   (0.02)       --
  Net income............  $  0.26  $  0.24  $  0.20  $  0.52  $  0.54  $    0.12  $    0.18
 Diluted:
  Income before
   extraordinary item...  $  0.26  $  0.24  $  0.20  $  0.38  $  0.50  $    0.10       0.18
  Extraordinary item....      --       --       --       --   $ (0.02) $   (0.02)       --
  Net income............  $  0.26  $  0.24  $  0.20  $  0.38  $  0.48  $    0.08  $    0.18
Weighted average equity
 shares used in
 computing earnings per
 equity share
 Basic..................   42,450   42,450   42,450   42,450   57,150     42,450     64,500
 Diluted................   42,450   42,450   42,450   56,314   65,596     62,289     66,297
ADSs used in computing
 earnings per ADS
 Basic..................   21,225   21,225   21,225   21,225   28,575     21,225     32,250
 Diluted................   21,225   21,225   21,225   28,157   32,798     31,145     33,149

  See accompanying notes to consolidated financial statements

                                                               (Unaudited)
                                    At December 31,            At March 31,    (Unaudited)
                         -------------------------------------     2000     At March 31, 2000
                          1995    1996   1997   1998    1999     (Actual)   (As Adjusted)(/1/)
                         ------- ------ ------ ------- ------- ------------ ------------------
                                    (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $   834 $1,705 $7,943 $12,528 $20,662   $ 20,609        $120,082
Working capital.........  13,907 10,843 15,424  21,783  29,075     37,875         137,348
Total assets............  35,882 49,386 57,224  69,275  87,646    101,125         200,598
Long-term debt (net of
 current portion).......   5,823  7,787  4,399   5,510     317        329             329
Total stockholders'
 equity.................  20,448 24,169 34,455  43,875  68,640     76,775         176,248

--------
(1) Adjusted to give effect to our sale of 4,350,000 ADSs (representing 8,700,000 equity shares) offered hereby at the initial public offering price per ADS of $25.00

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results shown in this prospectus are not necessarily indicative of the results we will achieve in any future periods.

Overview

   Silverline was founded in 1992. We are an Indian provider of information technology services. We derive our revenue from fees for software consulting services. We undertake engagements both on a project management basis, where we have complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where our employees work in-house for our clients' information technology departments. Our managed project work is performed either entirely at our clients' sites or through a combination of work performed off-shore in our Indian facilities, at our clients' sites, and off-site in our Piscataway, New Jersey facility. In the first three months of 2000 and in the full year 1999, revenue from our U.S. clients represented approximately 80% and 84% of our revenue, respectively, while services performed for our Indian clients for both periods was approximately 1%, of our revenue and the remainder of our revenue during the related periods was derived from our clients in other countries. In the first three months of 2000 and in the full year 1999, managed projects represented approximately 78% and 76% of our revenue, respectively. In-house assignments represented the remaining 22% and 24% of our revenue. Our margins are substantially higher on project work we undertake than the in-house work we perform.

   Our Indian operations represented approximately 26% and 29% and 44% of our revenue in the first three months of 2000 and in the full year 1999 and 1998, respectively. The amount of work performed at our facilities and at clients' sites varies from project to project. We charge higher rates and incur higher compensation expenses for work performed at a client's site or our U.S. facility. The services we perform at a client's site or our U.S. facility typically generate higher revenue per employee but at a lower gross margin than similar services performed at our Indian facilities. Accordingly, although 65% of our information technology professionals were located in India, only 26% and 29% of our revenue in the first three months of 2000 and in the full year 1999 was generated by services performed in India, but our margins were higher for the services that we performed in India. We currently have approximately 1,350 employees with approximately 920 in India and 430 in the United States.

   We generally provide our services pursuant to written agreements on either a time and materials basis or a fixed-price basis. Although terminations have historically been rare, our service agreements typically can be terminated by a client without penalty with little or no advance notice and without cause. Also, while significantly all our work is performed for clients under master or other detailed contracts, approximately 30% of our time and materials work is performed on the basis of limited written or verbal work orders. Without detailed written work orders in place, our ability to enforce termination provisions as well as collect fees, protect our intellectual property and protect ourselves from liability to others may be impaired.

   In the first three months of 2000 and in the full year 1999, time and materials fees represented 74% and 76% of our revenue, respectively, with the remaining 26% and 24% of our revenue, respectively, were generated from fixed-price contracts. Under time and materials contracts, we recognize revenue as we perform services. Under fixed-price contracts, we recognize revenue upon the achievement of specified milestones identified in the related service agreements, which approximates the percentage of completion method. Historically, we typically have earned higher margins under fixed-price arrangements, but we bear the risks associated with cost overruns and inflation. We anticipate that an increasing percentage of our client engagements will be subject to fixed-price arrangements, and our operating results could be adversely affected if we fail to accurately estimate the costs we will incur or our anticipated completion dates in connection with those arrangements.

   We generated approximately 36% of our revenue in the first three months of 2000 and 45% of our revenue in the full year 1999 and 1998 from two clients and we expect this to continue in the foreseeable future.

Various businesses of our largest client, First Data Corp., accounted for approximately 18%, 30% and 29% of our revenue in the first three months of 2000 and in the full year 1999 and 1998, respectively. In addition, in the first three months of 2000 and in the full year 1999 and 1998, our second largest client, Sky Capital International (Hong Kong), accounted for approximately 19%, 15% and 16%, respectively, of our revenue. If we were to lose either of our two major clients, or have either major client significantly reduce its volume of business with us, or cancel or defer a significant project with us, our business, results of operations and financial condition would be materially adversely affected.

   Year 2000 conversion projects represented 0%, 13% and 18% of our revenue for the first three months of 2000 and the full year 1999 and 1998, respectively, of which approximately two-thirds was undertaken for various businesses of First Data Corp in 1999 and 1998. Year 2000 conversion projects will not generate any revenue in 2000 or beyond. We intend to replace our Year 2000 business, at least in part, with e-business and customer relationship management or CRM services, which enable our clients to more effectively manage their customers as key assets. Both e-business and CRM services generally yield higher margins than our Year 2000 projects and our other services. E-business and CRM represented 32%, 24% and 6% of our revenue for the first three months of 2000 and the full year 1999 and 1998, respectively. At March 31, 2000, we had completed four e-business projects and were working on another six e-business projects each of which we expect to generate over $1 million in revenues. We completed one CRM project during 1999, and as of March 31, 2000 we were working on another two CRM projects. Projects relating to mainframes represented 36% and 35% of our first three months of 2000 revenues and full year 1999 revenues, respectively, client server 32% and 28%, e-business 28% and 21%, Year 2000 0% and 13% and CRM 4% and 3%, respectively.

   Our strategy is to develop long term client relationships and to secure additional engagements with existing clients by providing quality services and being responsive to our clients' needs. In the first three months of 2000, approximately 90% of our revenue was generated from companies that were our clients in 1999. In 1999, approximately 65% of our revenue was generated from companies that were our clients in 1998 and 1997.

   In October 1998, we acquired the Lorin Group, a New York based company that performs consulting services and provides information technology professionals to work on in-house assignments with its client's information technology departments. We made this acquisition with the intention of cross-selling our off-shore facilities and our other higher value-added project management services to the Lorin Group's clients. Our acquisition of the Lorin Group was for cash and was accounted for using the purchase method of accounting. In April 2000, we purchased a small software development firm in Toronto, Canada for approximately $4.0 million in cash. The firm had approximately $3.1 million in revenues in 1999 and 70 employees as of December 31, 1999. We evaluate acquisitions based on numerous quantitative and qualitative factors. Quantitative factors include historical and projected revenue, growth and profitability and contract backlog. Qualitative factors include strategic and cultural fit, geographic and industry coverage, management skills, client base, technology, off-shore leveragability and technical proficiency.

   We believe our acquisition of the Lorin Group has contributed to our growth by expanding our employee base, client base, geographic coverage, industry expertise and technical skills. We will continue to seek additional acquisitions in the future that complement our business strategy. We cannot guarantee that we will be able to identify suitable acquisition candidates available at reasonable terms, obtain any necessary financing on acceptable terms for these transactions, consummate any acquisitions or successfully integrate any acquired business. We may also finance future acquisitions by issuing our equity shares or additional ADSs, which would dilute your percentage ownership in our company.

   Costs of revenue represent our most significant expense and consist primarily of salaries, bonuses and employee benefits for our personnel dedicated to client assignments. Non-billable time incurred by our information technology professionals resulting from start-up time for new hires, time off between projects and training time incurred to upgrade skills of existing staff are charged to our cost of revenue. We plan to increase the number of our information technology professionals in order to support our planned business growth. However, global competition for information technology professionals is intense and we may not be able to hire or retain sufficient additional personnel to support our business plan. Further, there is significant immigration of information technology professionals from India, depleting the pool of available engineers from India.

   The higher relative profitability of our Indian operations principally results from lower overhead and personnel costs. We intend to continue to take advantage of the benefits of delivering our services in India by completing the expansion of our existing software development centers. We have committed aggregate capital expenditures of $6.3 million for 2000 and 2001 for the build-out of our existing facilities and we have budgeted an additional $8.2 million for the further build-out of these existing facilities. In the first three months of 2000, approximately 68% of our information technology professionals were located in India, yet they accounted for only approximately 21% of our labor costs in the first three months of 2000 for all our information technology professionals. Historically, these costs have been significantly lower relative to labor costs in the United States, Western Europe and Japan for comparably skilled professionals. In particular, we believe that the average annual wage rate for software professionals in India is currently approximately 10% of the average U.S. rate. However, our labor costs in India are currently increasing at a faster rate than the general rate of inflation in India, as well as compared to labor costs in the United States, Western Europe and Japan for comparably skilled professionals. Between 1997 and 1998, our labor costs in India increased approximately 42% and between 1998 and 1999, our labor costs in India increased approximately 27%, while our labor costs in the United States increased only 10% in total for comparably skilled professionals over the period 1997 and 1999. Our total labor costs also rose by 66% in the first three months of 2000 as compared to the same period in 1999. We believe these trends will continue for the foreseeable future given the shortage of, and significant demand for, information technology professionals. Although we believe that the significant labor cost differential between India and the U.S. will continue, the increases in our labor costs will have an adverse effect on our profit margins, unless we are able to recover these cost increases through increases in our billing rates or improvements in the efficiency and productivity of our information technology professionals.

   We typically bill our clients on a monthly basis to monitor client satisfaction and manage our outstanding accounts receivable balances. We continuously monitor our engagements in order to manage billing and utilization rates effectively. Actual billing rates are established on an engagement-by-engagement basis. Over the last three years, our average hourly billing rates have increased primarily due to a higher percentage of billable hours related to e-business and CRM solutions, which command higher billing rates.

   Selling, general and administrative expenses consist primarily of salaries, bonuses and employee benefits for our support staff and non-project personnel, as well as occupancy costs, staff recruiting costs, travel expenses, telecommunication expenses and promotional costs. These expenses increased approximately 119% in the first three months of 2000 as compared to the same period in 1999. This increase could have an adverse effect on our profit margins, unless we are able to recover these cost increases through increases in our billing rates or time billed and are successful in managing our growth. Our sales and marketing costs are expected to increase as a percentage of our revenue as we enhance our selling efforts.

   In anticipation of business growth, we expect to incur significantly higher operating costs and capital expenditures. We may not continue to grow at a pace that will support these costs and expenditures. To the extent that our revenue does not increase at a rate commensurate with these additional costs and expenditures, our results of operations and liquidity could be materially adversely affected.

   In connection with stock options granted in November 1999 to our employees the Company recorded, deferred stock-based compensation of approximately $2.7 million. This amount represents the difference between the exercise price and the deemed fair market value of our common stock for accounting purposes on the date we granted these stock options. This amount is included as a component of stockholders' equity and is being amortized on a straight-line basis by charges to operations over the vesting period of the options. For fiscal 1999 and the first three months of 2000, we recorded approximately $532,000 and $862,000 of stock-based compensation amortization expense, respectively. The amortization of the remaining deferred stock-based compensation will result in an additional charge of $870,000 to operations in the second quarter of 2000. The remaining balance will be amortized over the period ending April 1, 2003. In addition, our deferred stock-based compensation may be even higher for fiscal 2000 because of additional grants.

   Depreciation and amortization consists of depreciation and amortization expenses related to hardware, desktop software and upgrades, goodwill from prior acquisitions, and property, plant and equipment. We expect depreciation and amortization expenses to increase going forward due to our recent acquisition of a Toronto software development firm and the build-out of our new facilities.

   Interest and finance costs includes income realized from the investment of liquid assets in fixed income securities and interest expense associated with our credit facilities.

   We pay taxes in accordance with United States federal, state and municipal tax regulations. We are currently not subject to corporate income tax in India on approximately 98% of our income. The majority of our profits are derived from Indian operations and accordingly, our tax expenses are relatively low. Our effective tax rate as of March 31, 2000, was approximately 17%. However, the government of India has recently introduced laws to phase out the tax incentives given to information technology services exporters. Specifically, the government of India has introduced legislation to reduce tax deductions available to those companies over the next five years at the rate of 20% each year. See "Risk Factors--Our results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld. Recently, the government of India has introduced laws that could impair our tax incentives". As a result, after our existing tax exemptions which extend until 2002, 2003, 2008 and 2009, respectively, for our Mumbai (Bombay), Chennai (Madras), new Thane and new Chennai facilities expire, our income from these facilities could be subject to Indian taxation. Further, to the extent we construct any new software development centers in India beyond our current facilities, income derived from these new facilities could be subject to Indian taxation after 2009. At the present moment we have significant unbuilt capacity in our Thane and new Chennai facilities. As we build out these facilities, tax exemptions for work done in this additional space shall extend up to 2008 and 2009 for the new Thane and new Chennai facilities.

   Under the Finance Act, 2000, Indian software companies will lose their tax holidays with respect to a particular software development center if there is a change of 49% or more in their ownership between the last date of the financial year in which that center was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax holidays if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax holidays with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

   A number of aspects of the Finance Act, 2000 are as of yet unclear, including whether the Act would be interpreted to deprive a company of its tax holidays if, as has occurred in our case with respect to our two oldest centers, its record ownership changed 49% or more without an accompanying change in beneficial ownership. Based on consultations with some of our Indian tax advisors, we believe that this change in record ownership only should not cause the loss of these tax holidays. However, our interpretation could be wrong. In addition, the understanding of the definition of beneficial ownership as of yet is unclear. If we are deemed to have lost our tax holidays in 2000 with respect to our two oldest centers, we estimate that our provision for income taxes for this year would increase by approximately $1 million. Moreover, if in the future we were to lose our tax holidays with respect to our two newest software development centers, our provision for income taxes would increase by substantially more than that and would have a material adverse effect on our net income and the trading prices of our equity shares and the ADSs.

   In addition, the recently enacted law restricts the scope of the tax exemption to export income earned by the software development centers which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to the business profits earned by them. In view of these changes our tax expenses could increase significantly after our exemptions expire.

Principles of Currency Translation

   In 1999, over 99% of our revenue was generated in U.S. dollars. Approximately 21% of our expenses were incurred in Indian rupees, and the balance was incurred in U.S. dollars and other currencies. Silverline Technologies Limited, as an Indian company, uses the Indian rupee as its functional currency, while our U.S. subsidiary, Silverline Technologies, Inc., uses the U.S. dollar as its functional currency. Revenue generated in foreign currencies are translated using the exchange rate prevailing on the date that revenue is recognized. Expenses of overseas operations incurred in foreign currencies are translated using either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities held in foreign currency are translated using the exchange rate at the end of the applicable reporting period. For 1997, 1998, 1999 and the first three months of 2000, the net gains from foreign currency fluctuations comprised 6.8%, 0.23%, 1.0% and 0.1% of operating income, respectively.

   For U.S. GAAP reporting, our financial statements are translated into U.S. dollars using the average monthly exchange rate for revenue and expenses and the period end rate for assets and liabilities. The gains or losses from translation are reported as other comprehensive income, a separate component of shareholders' equity.

   We expect that a majority of our revenue will continue to be generated in U.S. dollars for the foreseeable future and that a portion of our expenses, including labor costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be adversely affected to the extent the Indian rupee appreciates against the U.S. dollar, which has historically occurred infrequently. The Indian rupee has depreciated against the U.S. dollar at an average annual rate of 7% over the last three years which has positively affected our financial condition. As a result, we have chosen not to enter into currency hedging arrangements. If the Indian rupee does not continue to depreciate against the U.S. dollar, our results of operations would be materially adversely affected.

Basis of Presentation

   The consolidated financial statements reflect the financial position, results of operations and cash flows of our company, including our subsidiary Silverline Technologies, Inc., a Delaware corporation, which we acquired on December 28, 1999. Silverline Technologies, Inc. had been under common control with us and accordingly, the acquisition was accounted as a pooling of interests. See note 1 to our consolidated financial statements and "Related Party Transactions".

Results of Operations

   The following table presents for the periods indicated certain financial data as a percentage of revenue:

                                                    Year Ended        Three Months Ended
                                                   December 31,            March 31,
                                                 -------------------  --------------------
                                                 1997   1998   1999     1999       2000
                                                 -----  -----  -----  ---------  ---------
Revenue......................................... 100.0% 100.0% 100.0%     100.0%     100.0%
Cost of revenue.................................  53.6   51.9   56.5       53.5       52.0
                                                 -----  -----  -----  ---------  ---------
Gross profit....................................  46.4   48.1   43.5       46.5       48.0
Selling, general and administrative expenses....  22.1   18.8   15.0       15.1       18.3
Stock-based compensation........................   --     --     0.6        --         2.8
Depreciation and amortization...................  10.5    7.3    4.6        6.0        3.0
                                                 -----  -----  -----  ---------  ---------
Operating income................................  13.8   22.0   23.3       25.4       23.9
Other income (expenses), net....................  (1.9)  (1.5)  (1.6)      (3.2)      (0.9)
                                                 -----  -----  -----  ---------  ---------
Income before income taxes and extraordinary
 item...........................................  11.9   20.5   21.7       22.2       23.0
Provisions for income taxes.....................   2.6    2.5    3.3        3.4        4.0
                                                 -----  -----  -----  ---------  ---------
Income before extraordinary item................   9.3   18.0   18.4       18.8       19.0
Extraordinary item (net of taxes)...............   --     --     0.4        2.2        --
                                                 -----  -----  -----  ---------  ---------
Net income......................................   9.3%  18.0%  18.0%      16.6%      19.0%
                                                 =====  =====  =====  =========  =========

First Three Months of 2000 Compared to First Three Months of 1999

   Revenue. Revenue increased $14.0 million or 82.4% to $30.9 million in the first three months of 2000 from $16.9 million in the first three months of 1999. The increase was primarily attributable to increases in our service offerings combined with the expanded infrastructure in our software development centers established during 1999 and 2000. E-business and CRM revenue segments together constituted 32% of our revenues for first three months of 2000 compared to 10% for the first three months of 1999. Revenue increases in e-business and CRM were partially offset by declining revenues from Year-2000 and mainframe services. We did not generate any revenue from Year-2000 work for the first three months of 2000 compared with approximately $1.7 million or 10% of our revenue for the comparable period in 1999. Revenue from project services grew to contribute 78% of revenues in the first three months of 2000 compared to 73% in the first three months of 1999. The continued expansion of our infrastructure and capabilities primarily resulted from a 54% increase in the number of our information technology professionals to approximately 1,350 at March 31, 2000, from approximately 875 at March 31, 1999. Revenue from existing clients contributed 90% of total revenue for the first three months of 2000.

   Cost of Revenue. Cost of revenue increased $7.0 million or 77.2% to $16.1 million in the first three months of 2000 from $9.1 million for the first three months of 1999. The increase was primarily attributable to higher employee deployments on projects and services in the first three months of 2000 over the first three months of 1999. Total labor costs rose by 66% in the first three months of 2000 over the first three months of 1999 primarily due to the increased number of professionals referred to above and also due to increased wage rates. As a percentage of revenue, cost of revenue decreased to 52.0% in the first three months of 2000 from 53.5% in the first three months of 1999.

   Selling, General and Administration Expenses. Selling, general and administrative expenses increased $3.1 million or 119.2% to $5.7 million in the first three months of 2000 from $2.6 million in the first three months of 1999. This increase was attributable to the opening of three new sales offices, higher recruiting costs for sales, marketing and management staff, and higher labor costs for our administrative and support staff. Our sales force expanded from 19 in the first three months of 1999 to 25 sales professionals in the first three months of 2000 and a wider scope of marketing and selling activities during the first three months of 2000 have caused marketing expenditures to rise significantly. As a percentage of revenue, selling, general and administrative expenses increased to 18.3% in the first three months of 2000 from 15.1% in the first three months of 1999. This increase is attributable to our establishment of new sales offices and the compensation of additional sales, marketing and management staff of our Company.

   Stock-based compensation. Amortization of deferred stock compensation expense in the first three months of 2000 was $0.9 million arising from the grant of stock options and warrants to employees in November 1999. There was no deferred stock option compensation expense in the same period in 1999.

   Depreciation and Amortization. Depreciation and amortization was $0.9 million in the first three months of 2000 representing a decrease of 0.1% over the first three months of 1999. Depreciation expense decreased by 14% due to our inability to depreciate some of our assets because their useful lives expired in 1999, while amortization arising from goodwill on acquisitions increased by 13.1% from the same period in 1999.

   Provision for Income Taxes. Taxes were $1.2 million in the first three months of 2000 as against $0.6 million in the first three months of 1999. Our effective tax rate increased to 17.3% due to higher operating incomes in the first three months of 2000 as against 16% in the first three months of 1999.

   Extraordinary Items. There were no extraordinary items in the first three months of 2000. In the same period in 1999, we used internally generated funds to prepay outstanding foreign currency loans of $3.8 million. For this purpose, we incurred a prepayment penalty of $0.4 million.

1999 Compared to 1998

   Revenue. Revenue increased $27.4 million or 45.5% to $87.6 million in 1999 from $60.2 million in 1998. This increase was primarily attributable to increases in both the size and number of client projects resulting from the Lorin Group acquisition and the expansion of our infrastructure and capabilities. The expansion of our infrastructure and capabilities primarily resulted from a 50% increase in the number of our information technology professionals to approximately 1,200 at December 31, 1999, from approximately 800 at December 31, 1998. Revenue from existing clients contributed 71% of total 1999 revenues, new client business represented 18% and business revenues from the Lorin Group acquisition accounted for the balance.

   Cost of Revenue. Cost of revenue increased $18.1 million or 57.8% to $49.4 million in 1999 from $31.3 million in 1998. As a percentage of revenue, cost of revenue increased to 56.5% in 1999 from 51.9% in 1998. This increase, both in terms of dollar amount and as a percentage of revenue, was primarily attributable to 55% higher labor costs for our skilled information technology professionals in 1999. These labor costs consist predominantly of a 50% increase in the number of information technology professionals to 1,200 at December 31, 1999, from 800 at December 31, 1998, and a 27% increase in our labor costs in 1999 from 1998 for our information technology professionals in India given the shortage of, and significant demand for, information technology professionals.

   Cost of revenues both in terms of dollar amount and as a percentage of revenue were also higher in 1999 compared to 1998 due to an increased percentage of our revenue coming from on-site assignments resulting from the Lorin Group acquisition. In addition, client concerns relating to Year 2000 conversion issues led to less off-shore work in favor of on-site work because a significant portion of the Year 2000 work was performed on-site at the respective client. Increased training costs relating to retraining our employees who had been working on Year 2000 projects also contributed to higher cost of revenues in 1999.

   Selling, General and Administration Expenses. Selling, general and administrative expenses increased $1.8 million or 15.9% to $13.1 million in 1999 from $11.3 million in 1998. This increase in selling, general and administrative expenses was attributable to an increased number of sales offices and higher labor costs for our administrative and support staff. As a percentage of revenue, selling, general and administrative expenses decreased to 15.0% in 1999 from 18.8% in 1998. This decrease is attributable to our 45.4% revenue growth without proportional increases in these expenses. Salaries for administrative and support staff represented 3.5% of revenues, rent and office maintenance represented 1.9% of revenues and selling expenses accounted for 4.1% of revenues in 1999 as compared to 3.8%, 2.0% and 4.5%, respectively, in 1998.

   Stock-based Compensation. Stock-based compensation increased from $0 in 1998 to approximately $532,000 in 1999. This increase was due to the grant of stock options in November 1999 to employees in connection with the Company's new employee stock option plans.

   Depreciation and Amortization. Depreciation and amortization decreased $0.3 million or 6.8% to $4.1 million in 1999 from $4.4 million in 1998. This decrease was primarily attributable to fewer assets being subject to depreciation during a substantial part of the year.

   Provision for Income Taxes. Taxes increased $1.3 million or 86.7% to $2.8 million in 1999 from $1.5 million in 1998. Our effective tax rate was 14.8% for 1999.

   Extraordinary Items. In 1999, we used internally generated funds to prepay outstanding foreign currency loans of $3.8 million. For this purpose, we incurred a prepayment penalty of $0.4 million. The loss per share due to this prepayment was $0.01.

1998 Compared to 1997

   Revenue. Revenue increased $13.4 million or 28.6% to $60.2 in 1998 from $46.8 million in 1997. This revenue increase was primarily attributable to both the size and number of client projects resulting from the expansion of our infrastructure and capabilities, and to a lesser extent, the acquisition of the Lorin Group in October 1998. The expansion of our infrastructure and capabilities primarily resulted from a 33% increase in the number of our information technology professionals to approximately 800 at December 31, 1998 from approximately 600 at December 31, 1997. Revenue from existing clients contributed 77% of total 1998 revenues, new client business represented 19% and business revenues from the Lorin Group acquisition accounted for the balance.

   Cost of Revenue. Cost of revenue increased $6.2 million or 24.7% to $31.3 million in 1998 from $25.1 million in 1997. This increase was primarily attributable to 51.0% higher labor costs for our skilled information technology professionals in 1998. These labor costs consist primarily of a 33% increase in the number of information technology professionals to 800 at December 31, 1998, from 600 at December 31, 1997 and a 42% increase in our labor costs in 1998 from 1997 for our information technology professionals in India given the shortage of, and significant demand for, information technology professionals. Cost of revenue decreased as a percentage of revenue to 51.9% in 1998 from 53.6 in 1997. This decrease was due to a higher percentage of off-shore services performed in 1998 as compared to 1997, partially offset by a significant portion of Year 2000 work which was performed on-site at the respective client.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.0 million or 9.7% to $11.3 million in 1998 from $10.3 million in 1997. This increase was attributable to an increased number of sales offices and higher labor costs for our administrative and support staff. As a percentage of revenue, selling general and administrative expenses decreased to 18.8% in 1998 from 22.1% in 1997. The decrease was a result of series of cost control measures and our 28.8% revenue growth without proportional increases in these expenses. Salaries for support staff amounted to 3.8% of revenues, rent and office maintenance represented 2.0% of revenues and selling expenses accounted for 4.5% of revenues in 1998 as compared to 3.4%, 2.4% and 2.8% respectively in 1997.

   Depreciation and Amortization. Depreciation and amortization decreased $0.5 million or 10.2% to $4.4 million in 1998 from $4.9 million in 1997. This decrease was primarily attributable to lower amortization costs on software and decreased expenditures on new facility build-outs.

   Provision for Income Taxes. Taxes increased $0.3 million or 23.3% to $1.5 million in 1998 from $1.2 million in 1997. Our effective tax rate was 12.0% for 1998.

   Extraordinary Items. Silverline Technologies, Inc. retired two outstanding term loans of $8.0 million from Columbia Savings Bank. In connection with the retirement of the loans, it had to pay prepayment penalties of $10,105. These payments have been classified under "extraordinary item".

Quarterly Results of Operations

   The following table presents certain condensed unaudited quarterly financial information for each of the eight quarters from April 1, 1998 through March 31, 2000. This information is derived from our unaudited financial statements that include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, when read in conjunction with our financial statements and the notes to our financial statements appearing elsewhere in this prospectus.

                                              Three-Month Period Ended
                          ------------------------------------------------------------------------
                          June 30  Sept. 30  Dec. 31  Mar. 31  June 30  Sept. 30  Dec. 31  Mar. 31
                           1998      1998     1998     1999     1999      1999     1999     2000
                          -------  --------  -------  -------  -------  --------  -------  -------
                                                   (in thousands)
Revenue.................  $14,492  $13,783   $18,058  $16,997  $18,321  $24,714   $27,545  $30,998
Cost of revenue.........    7,540    7,046     9,299    9,093   10,189   13,912    16,251   16,112
                          -------  -------   -------  -------  -------  -------   -------  -------
Gross profit............    6,952    6,737     8,759    7,904    8,132   10,802    11,294   14,886
Selling, general and
 administrative
 expenses...............    2,669    2,831     3,606    2,564    2,992    3,625     3,959    5,688
Stock-based
 compensation...........      --       --        --       --       --       --        532      862
Depreciation and
 amortization...........    1,052    1,132     1,191    1,024    1,080    1,066       925      939
                          -------  -------   -------  -------  -------  -------   -------  -------
Operating income........    3,231    2,774     3,962    4,316    4,060    6,111     5,878    7,397
                          -------  -------   -------  -------  -------  -------   -------  -------
Other income (expenses),
 net
taxes...................     (192)    (181)     (248)    (544)    (217)    (285)     (334)    (284)
                          -------  -------   -------  -------  -------  -------   -------  -------
Income before income
 taxes and extraordinary
 item...................    3,039    2,593     3,714    3,772    3,843    5,826     5,544    7,113
Provisions for income
 taxes..................      560      364       327      598      526      910       776    1,230
                          -------  -------   -------  -------  -------  -------   -------  -------
Income before
 extraordinary item ....    2,479    2,229     3,387    3,174    3,317    4,916     4,768    5,883
Extraordinary item (net
 of taxes)..............       --       --        --      375       --       --        --       --
                          -------  -------   -------  -------  -------  -------   -------  -------
Net income..............  $ 2,479  $ 2,229   $ 3,387  $ 2,799  $ 3,317  $ 4,916   $ 4,768  $ 5,883
                          =======  =======   =======  =======  =======  =======   =======  =======

   Our quarterly operating results have historically fluctuated and may continue to fluctuate significantly as a result of numerous external factors. For a description of some of these factors, please see "Risk Factors--Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly". We believe, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

   We have generally financed our working capital needs through cash flow from operations, supplemented by borrowings under a line of credit and various credit facilities, as well as an initial public offering in India and a private placement to Silverline Holdings Corporation, our controlling shareholder. Net cash provided (used) by our operating activities was $(5.9) million, $24.6 million, $12.3 million and $11.1 million in the first three months of 2000, and in the full years 1999, 1998 and 1997, respectively.

   We typically bill our clients on a monthly basis to monitor client satisfaction and manage our outstanding accounts receivable balances. Our accounts receivable increased from approximately $22.8 million at December 31, 1999 to approximately $33.6 million at March 31, 2000. Our accounts receivable as a percentage of revenue was approximately 26%, 41% and 37%, as of December 31, 1999, 1998 and 1997, respectively. As of March 31, 2000, our accounts receivable as a percentage of revenue for the immediately preceding four quarters, was 33%. In recent years, the average number of days that our accounts receivables are outstanding have increased in each of the 31-60, 61-90 and 90+ day aging periods and decreased in the 0-30 day aging period. This is due to an increasing portion of our revenue being represented by large accounts with companies, that tend to delay payment until at least 90 days after billing. In the quarter ended March 31, 2000, several of our major customers have delayed payment until 90 days or more after billing. If one or more of our major customers refused to or were to become insolvent or otherwise unable to pay for the services provided by us, our business, operating results and financial condition would be adversely affected.

   We periodically review all our outstanding accounts receivable and examine, among other things:

  . the age, amount and quality of the account receivable;

  . the relationship with, size of and history of the client; and

  . the quality of service performed for a client to determine the classification of an account receivable.

   Based on this review, we determine doubtful accounts receivable and make provisions for all accounts that are doubtful for recovery. We have made allowances for doubtful debts of approximately $469,707 and $425,368 as of March 31, 2000 and as of December 31, 1999, respectively.

   In September 1992, we raised approximately $10.3 million in gross aggregate proceeds from the sale of our equity shares in our initial public offering on the Bombay Stock Exchange (now known as The Stock Exchange, Mumbai). In December 1997, we received from Subra Holdings, Inc., which is now known as Silverline Holdings, Corp., a significant shareholder, a commitment to acquire shares of STL for approximately $12 million (or approximately Rs. 22 per share). In March 1998, Silverline Holdings, Corp. paid $1.2 million of the total committed amount and in May 1999, Silverline Holdings, Corp. paid an additional $10.8 million upon which 22 million STL shares were issued. The proceeds from these transactions were predominantly used for capital expenditures.

   At March 31, 2000, we had an aggregate of $20.6 million of cash and cash equivalents, $11.7 million of working capital and $2.1 million in outstanding bank borrowings, and an aggregate of $18.3 million in available working capital lines of credit from a total of four commercial banks.

   Silverline Technologies, Inc. is a party to a loan agreement with The Chase Manhattan Bank and the Bank of Baroda providing for an aggregate revolving line of credit in the amount of $12.0 million. Interest is calculated at a variable rate. At March 31, 2000, the annual rate of interest for funds advanced under this revolving line of credit was at the U.S. prime rate. Silverline Technologies, Inc. also has a term loan facility with The Chase Manhattan Bank in the amount of $2.3 million which is payable over four years at the U.S. prime rate. The loan agreement also allows for $2.0 million of letters of credit split equally between The Chase Manhattan Bank and the Bank of Baroda under which two standby letters of credit have been issued for an aggregate amount of $575,000 and one commercial letter of credit in the amount of approximately $525,000.

   Provisions in Silverline Technologies, Inc.'s loan agreement restrict Silverline Technologies, Inc. from, among other things, incurring additional debt, issuing guarantees and creating liens on our property, without the prior consent of The Chase Manhattan Bank and the Bank of Baroda. The loan agreement also contains provisions requiring Silverline Technologies, Inc. to maintain specified tangible net worth levels and leverage ratios. Borrowings under the loan agreement are short-term and are secured by certain of Silverline Technologies, Inc's. assets, including equipment and receivables. As of March 31, 2000, we had $6.5 million of indebtedness outstanding under the line of credit and $1.8 million under the term loan. This loan is currently guaranteed by Silverline Holdings, Corp. and Mr. Ravi Subramanian, our chairman, and secured by a pledge of 3.5 million shares which Mr. Ravi Subramanian holds in Silverline Holdings, Corp. Subject to the approval of the government of India and our board of directors, this guaranty will be assumed by us with a pledge of our shares in Silverline Technologies Inc. We are currently preparing this proposal for filing with the government of India for approval.

   In addition to the loan agreement with The Chase Manhattan Bank and the Bank of Baroda, Silverline Technologies, Inc. has a term loan outstanding with Columbia Savings Bank in the aggregate principal amount of $275,000. This loan is payable in equal monthly installments of $12,500 with interest calculated at the bank's prime rate plus 0.75%. Our final payment on this loan is due December 31, 2001.

   Silverline Technologies Limited has working capital credit facilities in India from the Corporation Bank and the IDBI Bank Ltd for approximately $3.5 million and $2.8 million, respectively. These facilities have been drawn to the extent of $385,000 and $0, respectively, at March 31, 2000. The working capital credit facilities are secured by a lien on all our assets in India. The interest rates range between 11% and 16% per annum. IDBI has reserved the right to withdraw the facilities in the event of any change in circumstances, including a material change in ownership, shareholding pattern or management of the Company. However, the Corporation Bank credit facility can be cancelled or withdrawn at any time without prior notice.

   A bank has issued a performance guarantee of $500,000 on our behalf in favor of Bell Atlantic Corp., relating to their software development contract with us. We, in turn, issued a counter guarantee to the bank.

   In October, 1998 we purchased substantially all the assets of Lorin Management Services Inc., Lorimar Services Inc. and Nova Technical Services Inc. or collectively the Lorin Group, for approximately $2.3 million. The purchase agreement provides for contingent payments to the sellers upon the achievement of certain financial performance measures. During the period ended December 31, 1999, we paid approximately $690,000 pursuant to this contingent obligation. The payment for fiscal year 2000 under this contingent earn-out obligation will be made in 2001 and will be our last contingent payment. In April 2000, we purchased a small software development firm in Toronto, Canada that provides intranet and Internet application development and systems integration services. The firm had approximately $3.1 million in revenues in 1999 and 70 employees on December 31, 1999. The maximum contingent amount payable pursuant to this obligation is $2.0 million.

   During 1999, our capital expenditures totaled approximately $16.8 million, including $2.7 million related to the construction and build-out of our new facility at Thane, $12.0 million for the construction and build-out of our new facility at Chennai, and $2.1 million for the construction of a residential complex for employees constructed at Mumbai (Bombay). In the first three months of 2000, our capital expenditures equaled approximately $5.6 million relating to the construction of our new Chennai facility. As of December 31, 1999, we budgeted aggregate capital expenditures of $14.5 million for 2000 and 2001, in addition to the $16.8 million we spent in 1999, to further build-out and equip our two new facilities at Thane and Chennai and had contractual commitments for capital expenditures of $6.3 million of the $14.5 million budgeted amount through that same period.

   During 1998, capital expenditures of $4.6 million were incurred mainly on the build-out of our new facilities in Thane and Chennai and the purchase of office equipment and computers. During 1997, our capital expenditures were approximately $9.3 million primarily for the build-out of our new facilities in Thane and Chennai.

   Our net cash used in investing activities was $0.2 million, $16.8 million, $6.8 million and $3.4 million in the first three months of 2000, and in the full year 1999, 1998, and 1997 respectively. The increase from 1998 to 1999 was due to the build-out of our Thane and Chennai facility. Since the planned facilities expansion will significantly increase our fixed costs, our results of operations would be materially adversely affected if we are unable to grow our business proportionately.

   We may require additional capital to develop the infrastructure needed to support our future growth. Our management believes that our level of working capital will continue to grow at a rate generally consistent with the growth of our operations. Although we cannot assure you that future financing will be available on terms acceptable to us, we may seek additional funds through public or private debt or equity offerings or through bank borrowings, to the extent permitted by our existing debt agreements. Our management believes that our existing cash balances, proceeds from this offering, funds generated from operations, and borrowings under our credit facilities will be sufficient to permit us to meet our liquidity requirements for at least the next twelve months.

Tax Matters

   We benefit from certain significant tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include:

  . a 10-year tax holiday from payment of Indian corporate income taxes for operation of our software development centers which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones"; and

  . an income tax deduction of 100% for profits derived from exporting information technology services.

   We may use either of these two tax incentives mentioned above. Further, we are currently eligible for exemptions from other taxes, including customs duties.

   As a result of these tax incentives, historically our operations in India have been subject to a relatively insignificant tax liability. We pay corporate income tax in foreign countries on income derived from operations in those countries. Our effective tax rate as of March 31, 2000 was approximately 17%. The recently enacted Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from the financial year 1999 - 2000 to the financial year 2008 - 2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001 would have a 9-year tax holiday and so forth until the tax holiday would not be available to new facilities set up after March 31, 2009. Our tax holiday extends until 2002, 2003, 2008 and 2009, respectively, for our Mumbai (Bombay), Chennai (Madras) and for our new Thane and new Chennai facilities.

   Under the Finance Act, 2000, Indian software companies will lose their tax holidays with respect to a particular software development center if there is a change of 49% or more in their ownership between the last date of the financial year in which that center was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax holidays if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax holidays with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

   A number of aspects of the Finance Act, 2000 are as of yet unclear, including whether the Act would be interpreted to deprive a company of its tax holidays if, as has occurred in our case with respect to our two oldest centers, its record ownership changed 49% or more without an accompanying change in beneficial ownership. Based on consultations with some of our Indian tax advisors, we believe that this change in record ownership only should not cause the loss of these tax holidays. However, our interpretation could be wrong. In addition, the understanding of the definition of beneficial ownership as of yet is unclear. If we are deemed to have lost our tax holidays in 2000 with respect to our two oldest centers, we estimate that our provision for income taxes for this year would increase by approximately $1 million. Moreover, if in the future we were to lose our tax holidays with respect to our two newest software development centers, our provision for income taxes would increase by substantially more than that and would have a material adverse effect on our net income and the trading prices of our equity shares and the ADSs.


   In addition, the recently enacted law restricts the scope of the tax exemption to export income earned by the software development centers which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to the business profits earned by them.

   The Finance Act, 2000, also phases out the income tax deduction over the next five years by decreasing the tax deduction by 20% each year beginning April 1, 2000. Therefore, after our existing tax holiday and income tax deduction expire or if we lose our tax holiday for the reasons mentioned above, we could be subject to taxation by the Indian government for income derived from these facilities. In addition, we could lose our tax holidays if certain changes in our share ownership occur or are deemed to have occurred. For additional information, please see "Risk Factors--Our results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld. Recently, the government of India has introduce laws that could impair our tax incentives".

Accounting Pronouncements

   The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activity". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We are currently evaluating the impact of SFAS No. 133 on our consolidated financial statements.

Year 2000

   Year 2000 conversion projects represented 0%, 13% and 18% of our revenue for the first three months of 2000 and the full year 1999 and 1998, respectively. Many of our Year 2000 conversions projects involve projects that provide benefits to our clients' businesses that may be difficult to quantify. We have not had and do not expect, any claim asserted against us, and we maintain liability insurance for claims that may arise under our indemnification of our clients for Year 2000 compliance. However, we cannot assure you that this insurance will sufficiently protect us from any Year 2000 claims that may be asserted against us.

                                    BUSINESS

Overview

   We are an Indian provider of information technology services. We offer our clients a broad range of these services, including application development, migration and maintenance, and e-business solutions. We have also begun to focus on customer relationship management or CRM services.

   Our flexible off-shore/off-site delivery capabilities, which we use on many of our projects, allow us to access highly skilled, relatively low cost information technology professionals in India and to integrate our work on a client project at one of our software development centers with our efforts at the project site. We undertake engagements both on a project management basis, where we have complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where our employees work in-house for our clients' information technology departments. Some of our project management assignments are also done exclusively on-site at the project's location. We believe that our services are distinguished by our proven processes and methodologies.

   We currently have approximately 1,350 employees, with about 920 in India and 430 in the United States. From 1995 through 1999, we achieved compound annual revenue growth and net income growth of approximately 22% and 29%, respectively. During that same period, our net income increased from $5.7 million to $15.8 million. We focus on marketing our information technology solutions primarily to companies in industries that have historically devoted relatively large percentages of their overall budgets to information technology, including:

  .  business information services, with clients such as First Data Corp.;

  .  financial services, with clients such as J.P. Morgan & Co.; and

  .  telecommunications, with clients such as Bell Atlantic Corp.

Industry Background

 The Information Technology Professional Services Industry

   Worldwide demand for information technology services is growing rapidly and certain segments within the information technology services market are experiencing particularly rapid growth. According to International Data Corporation, an information technology market research firm, the market for Internet professional services will grow from $7.8 billion in 1998 to approximately $78.5 billion in 2003. In addition, that firm predicts that the total information technology services market related to CRM solutions will increase from $33.2 billion in 1998 to approximately $90.0 billion by 2003.

   Factors contributing to the growth in the information technology services industry as it transitions from a traditional back-office role to a key driver in competitively positioning enterprises include:

  . Impact of the Internet. International Data Corporation estimates that there were approximately 56 million Internet users in the U.S. at year-end 1998 and that by 2002 there will be approximately 137 million Internet users in the U.S. We believe that the development of the Internet has resulted in increased customer expectations, reduced barriers to market entry, reduced costs and increased competition. As a result, companies are seeking to build, implement or enhance their existing CRM or other alternative solutions, as well as offer more sophisticated Internet services, in order to meet customers' expectations, remain competitive and effectively benefit from new customer information. We believe that companies that are able to successfully develop and maintain an Internet presence will be able to more efficiently conduct business with their partners and suppliers, communicate with customers and employees, and address the rapidly growing, global base of business-to-customer and business-to-business online transactions.

  . Competitive necessity. Deregulation, globalization and technological innovation are accelerating the pace of business competition. Companies face constant pressures to improve the quality of their products and services, reduce the costs and time to market them, improve operating efficiencies and strengthen customer relationships. In order to achieve these objectives, companies are re-engineering their business processes and improving their information systems to enable and support their re-engineered processes. Using information technology as a strategic tool for addressing critical business issues enables enterprises to reduce cycle times and production costs, improve the rate of introduction of new products and services and price products and services more competitively.

  . Increasing complexity of information technology. Designing, developing, and implementing information technology solutions has become increasingly complex. Information technology departments must integrate and manage computing environments often consisting of multiple operating systems, databases, programming languages and networking protocols, and must implement both custom and packaged software applications. Many businesses do not have the time, resources, or experience to keep pace with rapid industry and technological changes or to build appropriate and cost-effective information technology solutions. Globally, enterprises are increasingly focusing on their core business competencies and turning to outside firms to provide information technology solutions and assist them in changing business processes to meet specific business objectives.

  . Growth in packaged software applications. Businesses are increasingly turning to e-commerce, CRM and enterprise resource planning packaged software applications such as those made by BroadVision, Inc., Commerce One, Inc., Oracle Corporation, SAP AG and Siebel Systems Inc. International Data Corporation estimates that the worldwide packaged software market was equal to $154 billion in 1999. Businesses use these integrated applications packages to replace, on an enterprise-wide basis, existing or legacy applications which have limited functionality and integration capability. Customizing and implementing these packages is often a major undertaking that requires highly specialized skill sets and functional experience, all of which is in short supply. International Data Corporation forecasts application development and integration services in the U.S. to grow from $2 billion in 1998 to $16.9 billion in 2003.

   As a result of these trends, together with recent advances in telecommunications, we believe companies are increasing their reliance on the outsourcing of information technology services. Businesses seek experienced information technology services providers that not only have the knowledge and experience to address the complexities of rapidly changing technologies but also possess the capability to understand and automate their business processes and organizational knowledge base. The number of available, qualified technical professionals has not kept pace with the development of the Internet and the increasing demand for information technology services, particularly in regions such as North America, Western Europe and Japan. The Information Technology Association of America estimated that in 1998 there was a shortage of 346,000 information technology professionals in the United States alone.

   Historically, information technology service companies used off-shore professionals primarily to supplement internal project management staffing requirements of their customers. More recently, information technology services companies have increasingly used off-shore resources to provide higher value-added project management services, such as application development, migration, e-business and CRM solutions. We believe that our off-shore infrastructure offers a number of benefits over more traditional outsourcing methods, including faster delivery of new information technology solutions, more flexible scheduling and significant cost savings.

 The Indian Information Technology Industry

   Since the late 1980's, a significant amount of information technology work has moved off-shore. Many large international software firms, such as Microsoft Corporation, Oracle Corporation, SAP AG and Sun Microsystems Inc. have set up operations in India. Large multinationals also use Indian companies to outsource software services. According to a study released in December 1999 by McKinsey & Company, Inc. on behalf of India's National Association of Software and Service Companies or NASSCOM, approximately 40% of Fortune 500 companies use the services of Indian information technology companies. In addition, the McKinsey study states that information technology services exports from India have grown at a rate of approximately 50% a year since 1994-95.

   According to the McKinsey study, overall revenue from the Indian information technology software and service industry have grown from $50 million in 1988-89 to $3.9 billion in 1998-99. Further, the McKinsey study states that NASSCOM should target $87 billion in annual revenue from the industry by 2008.

   We believe that India's rapid growth in the information technology services industry can be attributed to the following factors:

   Large base of highly skilled information technology professionals. According to NASSCOM, India, with 4.1 million technical workers, currently has the second largest English-speaking pool of scientific professionals, second only to the United States. There are over 1,900 educational institutions including engineering colleges, technical institutes and polytechnics, that train over 67,000 computer professionals annually. In addition, we believe that the quality of technical training in India is among the best in the world.

   High quality information technology services companies. Indian information technology service companies have developed the capability to deliver a high quality product. Many of India's leading information technology service companies have been measured against international quality standards and have received certification and recognition for their processes and quality controls. A NASSCOM analysis of international quality standards conducted in December 1999 showed that 140 of the top 300 Indian information technology service companies had already been assessed by the International Standards Organization, a standards assessment organization, at ISO 9001. ISO 9001 is a model for quality assurance in design, development, production, installation and services. As of November 1999, 10 of the 21 organizations worldwide that had achieved Level 5 certification under the Software Engineering Institute's Capability Maturity Model, or SEI-CMM, a rating system for information technology companies, were Indian companies. Further, as of November 1999, 14 of the 40 organizations worldwide that had achieved SEI-CMM Level 4 certification were Indian companies.

   Significantly lower wages for information technology professionals. India's sizable pool of information technology talent is available to companies worldwide at relatively low labor costs. According to an October 1999 report by Software Productivity Research, a research firm, the average annual wage rate for software professionals in India is approximately 10% of the average U.S. rate. Although wages in India are rising significantly faster than in the United States, the wage rate differential is anticipated to remain a substantial competitive advantage for Indian companies in the foreseeable future.

   Government infrastructure investments and income tax advantages. The government of India has supported the rapid growth of the Indian information technology industry by investing in infrastructure serving information technology companies. In addition, the government of India has created specialized export facilities in several parts of India which benefit from waivers of duties on certain imported goods, exemptions from local sales taxes and certain excise duties, certain corporate tax holidays, subsidized rents and thereafter a tax deduction of 100% of profits derived from exporting computer software and information technology services.

   Near 24-hour service using time zone differences. Indian information technology companies use the 9-1/2 to 10-1/2 hour time difference between India and the eastern United States to create, when combined with U.S. operations, a near 24-hour software development office.

The Silverline Solution

   We believe that the combination of the following capabilities and characteristics enables us to capitalize on the rapid growth in the information technology services industry and to provide a faster time to market, comprehensive, flexible solutions to our clients:

   A broad range of information technology services. We provide a broad range of information technology services, including application development, migration and maintenance, and e-business solutions. We have also begun focusing on CRM services. We have significant software project knowledge and experience across multiple systems and technologies that we believe allow us to function as a virtual extension of our clients' information technology departments. Instead of using multiple vendors to design and implement complex information technology projects, our clients are able to rely solely on us to provide strategy, coding and implementation of their information technology solutions. By using us as their single source provider of information technology services for a project, our clients are able to reduce their time to market.

   Proven, scaleable processes with SEI-CMM Level 4 rating. We have developed our own proven processes and methodologies in order to facilitate timely, cost-effective management and the seamless delivery of well documented, high quality software projects in multiple locations using on-site, off-site and off-shore personnel. The processes and methodologies we use at our four software development facilities in India conform to ISO 9001 standards and were assessed in December 1999 as SEI-CMM Level 4. We are continually improving our processes and methodologies so that they can be used in conjunction with the latest technologies.

   Highly skilled, relatively low cost information technology professionals in India. As of March 31, 2000, 65% of our approximately 1,200 information technology professionals were employed at one of our three software development centers in India. We have approximately 120 project managers and senior technical personnel on our staff who provide in-depth project management experience to our clients. Our information technology professionals have experience over a broad range of competencies, averaging more than 5 years of industry and technical experience per person. Our four software development centers in India and our operations in the U.S. permit us to provide near 24-hour service. Our Indian software development centers are staffed with relatively low cost professionals, whose average annual wages are, according to an October 1999 report by Software Productivity Research, a research firm, approximately 10% that of their U.S. counterparts. For large projects with short time frames, our multiple off-shore facilities allow for simultaneous processing of various development phases to accelerate delivery time. In addition, we are able to use the excess capacity of our clients' existing computing facilities during off-peak hours through our software development centers. This allows us to undertake additional projects without substantial client investment in new hardware and software.

   Our in-house training institute. In 1993, we established an in-house training facility, the Silverline Institute, to address our training needs on an on-going basis. Our institute is located in Mumbai (Bombay) and Chennai, India, offering technical training, along with non-technical leadership skills development and trains approximately 800 professionals annually. We make offers of employment to some of the graduates of our institute. We are currently training our own information technology professionals through the Silverline Institute on many of the latest e-business technologies. The facility also offers training to equip new employees for meeting specific client project needs. We also offer training programs to selected clients as a distinct value-added service. We believe that the Silverline Institute provides us with a competitive advantage in recruiting and retaining information technology professionals. In addition, we believe that our educational collaborative relationships with two governmental organizations, namely India's Centre for Development of Advanced Computing and the National Center for Software Technology, helps us to attract quality information technology professionals.

   Our industry-specific knowledge and experience. We have extensive knowledge and experience in three industries: business information services, financial services and telecommunications. We disseminate this knowledge and experience throughout Silverline using our intranet. We intend to continue to expand our capabilities through acquisitions and hiring. We believe our knowledge and experience helps us reduce our learning curve on new engagements in these industries, and accurately deliver solutions that effectively address the challenges that our clients face.

Our Business Strategy

   Our business strategy emphasizes the following elements:

   Expand our services offerings. The Internet is a major catalyst for change in the business world and is generating substantial opportunities for information technology services firms. We intend to capitalize on this opportunity by expanding our e-business and CRM services. We are currently training, through the Silverline Institute, and recruiting information technology professionals in these technologies. The percentage of our revenue derived from our e-business and CRM services has grown from 10% in the first three months of 1999 to 32% in the first three months of 2000 and 6% in 1998 to 24% in 1999. We also intend to continue to enhance our processes and methodologies as new information technologies and challenges emerge. We believe that continued expansion of our service offerings will enhance long-term relationships with our clients.

   Increase the services we performed off-shore. We are continually seeking to provide a greater proportion of our services at our off-shore facilities rather than at our client sites or at our New Jersey facility. The services we perform at a client's site typically generate higher revenue per information technology professional because we charge higher rates for work performed on-site and on-shore. However, on-site or on-shore services result in lower profit margins than equivalent services performed off-shore at our facilities in India primarily because the compensation expenses associated with providing our services at these locations are disproportionately higher. By moving services off-shore, we are able to significantly reduce our costs, allowing us both to charge our client lower rates and to earn higher profit margins. We have been successful in performing a significant proportion of our e-business services at our off-shore software development centers.

   Develop and enhance long-term client relationships. In the first three months of 2000, approximately 90% of our revenue was generated from companies that were also our clients in 1999. In 1999, approximately 65% of our revenue was generated from companies that were also our clients in 1998. We believe that our long-term client relationships provide substantial cross-selling opportunities, especially for newer technologies, such ase-business and CRM solutions. We will continue to emphasize our strategy of building long-term, broad relationships with our clients in an effort to obtain higher margin, more complex projects.

   Attract and retain skilled personnel. Our success depends on our ability to attract, train, motivate and retain highly skilled information technology professionals. We focus our recruiting efforts on the top students from the engineering departments of Indian universities as well as lateral candidates. We seek to attract, motivate and retain our information technology professionals by offering:

  . multiple professional challenges and the opportunity to work in one or more of our consulting and training divisions;

  .  the ability to work with leading-edge technologies;

  . attractive compensation plans that align employees' interests and goals with our own;

  .  a stimulating, flexible and entrepreneurial work environment; and

  . the opportunity to receive ongoing technical training at our in-house training institute, the Silverline Institute.

   Pursue additional strategic acquisitions and relationships. We believe that acquisitions will be an important part of our expansion strategy. We completed the acquisition of the Lorin Group, a New York-based in-house consulting company in October 1998. For more information on this acquisition, please see "Management's Discussion and Analysis of Financial Condition and Result of Operations". This acquisition not only strengthened our presence in the United States but also provided us with access to additional clients such as Deutsche Banc Alex. Brown, Merrill Lynch & Co. and Depository Trust Company, providing us with deeper penetration into the financial services market and additional information technology professionals in the northeastern United States. This acquisition has generated cross-selling opportunities for us. In April 2000, we purchased a small software development firm in Toronto, Canada that provides intranet and Internet application development and systems integration services for approximately $4.0 million in cash. The firm had approximately $3.1 million in revenues in 1999 and 70 employees as of December 31, 1999. We are also pursuing other acquisitions or other strategic transactions in order to enhance our geographic and industry presence and broaden our service offerings and skills. We seek acquisition candidates that complement our existing business strategy and have a good client base and strong employee retention levels.

   In addition, a critical element of our expansion strategy is to use industry-leading software to deliver high quality information technology solutions. We have established relationships with a number of companies, including Active Software Inc., Digital Island, Inc., Microsoft Corporation, Relativity Technologies, Inc., SEEC, Inc., Siebel Systems Inc., Versata Inc. and Videsh Sanchar Nigam Ltd. We believe that these relationships have resulted in direct referrals and enhanced industry recognition. We also believe that these relationships enable us to broaden our client base, maintain technological leadership and increase overall competitiveness. We intend to expand and develop our relationships with software companies serving the information technology market to benefit from joint marketing opportunities and shared technical and industry knowledge.

   Capitalize on our investments in infrastructure. Since 1993, we have made significant investments in infrastructure that allow us to perform engagements off-site with full integration of our systems and our client's systems, while sensitive databases, programs, development and support activities remain at the client's site. We currently maintain sales offices in the United States, India, the United Kingdom, Canada and Japan. We intend to expand our global sales and marketing infrastructure by hiring new sales and marketing personnel, opening additional sales offices in the United States and Western Europe, and increasing our marketing expenditures. We believe that increasing our geographic presence will enhance our ability to establish and support new client relationships. We have dedicated satellite connectivity enabling voice, data, Internet and video conferencing among our offices and between us and our clients. This enables our employees and clients to work productively with less regard for location, technical platform or time zone. In addition, we have substantial unused space at our new software development centers in Thane and Chennai, which, as they are built-out, will give us the capacity to house approximately 2,000 additional information technology professionals. As capacity, client and geographic demands require, we intend to continue to expand our current facilities and may construct new facilities.

Our Service Offerings

   We offer a broad range of information technology services, including application development, migration and maintenance, and e-business solutions. We have also begun to focus on customer relationship management or CRM services.

   Application Development. We design, develop and implement our clients' applications in a wide variety of programming languages, architectures and platforms. A typical application development project includes:

  .  assessment, strategy and definition;

  .  application design and customization;

  .  database design;

  .  user interface design;

  .  implementation; and

  .  testing.

   We have developed process and methodologies that we believe enable us to efficiently implement solutions. In addition, we have a library of our own reusable software that allows our project managers and consultants to accelerate development.

   Application Migration and Maintenance. Our application migration services assist clients in converting to new technologies while extending the life cycle of their existing, functional systems. Migration projects include re-engineering software to transfer applications from mainframe to client/server architectures, which links large computers, or servers, with smaller computers and other system components, or clients, or from existing operating systems to UNIX or Windows NT or to update from a non-relational or non-integrated to a relational or integrated database technology. Our application maintenance services include on-going management, systems maintenance, support, testing and enhancement of software applications. As with our other services, we have developed proven processes and methodologies that govern the planning, execution and testing of the software migration and maintenance.

   e-business: We enable our clients to engage in e-commerce and otherwise use the Internet and corporate intranets by providing the following services:

  .  Internet integration;

  .  Internet, intranet and extranet strategy;

  .  intranet and extranet development; and

  .  website design.

   Our e-business solutions have focused on integrating clients' legacy applications, which have limited functionality and integration capability, with the Internet and developing corporate intranet applications to transmit clients' data through the Internet or a corporate intranet in a more effective manner. We have also developed custom Internet software solutions and adapted Internet-based components to function with our clients' existing software applications. At March 31, 2000, we had completed four e-business projects and were working on another six e-business projects, each of which we expect to generate $1 million for us.

   Customer Relationship Management. We have recently begun to offer CRM services. At March 31, 2000, we had completed one CRM project and were working on another two CRM projects. In addition, we have assigned a number of our professionals to work in-house on CRM solutions with a few of our clients. Our CRM services enable our clients to more effectively manage their customers as key assets and focus on improving customer relationships, maximizing revenue per customer, enabling better assessment of prospective customer opportunities and preferences, and identifying new customers. We are a Certified Siebel Consulting Partner in the United States and Canada. We are capable of delivering integrated CRM solutions encompassing sales force field service and marketing automation and customer service support.

Quality Standards

   Our project management, risk management and quality control processes and methodologies undertaken at our software development centers in India are certified both under SEI-CMM Level 4 and ISO 9001.

   SEI-CMM Level 4 Certification: In December 1999, our three software development centers in India were certified at SEI-CMM Level 4. As of November 1999, of the 21 organizations worldwide that had achieved SEI-CMM Level 5 certification, 10 of them were Indian. Further, as of November 1999, 14 of the 40 organizations worldwide that had achieved SEI-CMM Level 4 certification were Indian companies. TheSEI-CMM is recognized within the information technology industry as one of the leading standards for measuring the effectiveness, or maturity, of information technology development and management processes. This maturity model describes the key elements of an effective software process, outlining an evolutionary improvement path through five maturity levels, from an ad hoc, immature process (Level 1), to a mature, disciplined and repeatable process (Level 5). The SEI-CMM covers practices for planning, engineering and managing software development and maintenance, which improve the ability of organizations to meet goals for cost, schedule, functionality and product quality. According to the Software Engineering Institute, the key process areas at Level 4, which is described as the managed level, focus on establishing a quantitative understanding of both the software process and the software work products being built. This level of process capability allows an organization to predict trends in process and product quality because the process is measured and operates within measurable limits, and results in software products of a predictably high quality.

   ISO 9001 Certification: Our software development centers in India have been certified as being in compliance with ISO 9001. ISO 9001 is a series of standards that provide specifications and guidelines for establishing, documenting and maintaining an effective quality management system. The purpose of ISO 9001 is to demonstrate an organization's commitment to quality, their capability to satisfy customer requirements and ultimately achieve total customer satisfaction through the prevention of error. ISO 9001 conformance gives an organization the capabilities and tools to implement continuous improvement programs that will ultimately translate into good product and service quality. Over 100 countries are members of the International Standards Organization and participate in writing and revising the organization's standards. The principles and disciplines of ISO 9001 are accepted and recognized worldwide as a sound basis for quality management systems.

Clients

   We provide our services primarily to companies in industries that have historically devoted relatively large percentages of their budgets on information technology, including business information services, financial services and telecommunications.

   During the first three months of 2000 and the full year 1999, approximately 1% of our revenue was generated from Indian clients, 80% and 84% of our revenue was generated from United States clients, respectively, 18% and 16% was from international clients, respectively. Our two largest clients together accounted for approximately 36% of our revenue in the first three months of 2000 and 45% of our revenue in the full year 1999 and 1998.

   The following is a partial list of some of our clients for whom we provided services during 1999. We believe the list is representative of our overall client base.

   Because of the nature of our business, some of the listed companies may not be significant current clients as a result of the completion of recent assignments.

       Bell & Howell Publishing                      InterRide, Inc.
              Services                              J.P. Morgan & Co.
          Bell Atlantic Corp.                     NRJ Enterprises Inc.
           Carboline Company                       Object XPERTS Inc.
      Compuware Technologies Inc.            Philip Morris Management Corp.
           Cybernetics, Inc.                         Realsoft, Inc.
           Delta Global Inc.                 Sky Capital International (Hong
            Ecomparts, Inc.                             Kong)
            Evergreen Funds                          Style Asia Inc.
           First Data Corp.

Client Solutions

   A few examples of the solutions we have recently provided to our clients are set forth below:

Challenge: Allow Philip Morris Management    Solution: We designed and developed a
Corp. to monitor, achieve, modify and        global intranet, the Mark Management
retrieve information about its worldwide     System, which integrated a wide variety of
trademarks.                                  back-end relational or integrated databases
                                             and multiple file systems. This system will
                                             allow employees more effectively to search
                                             for trademark information. Security
                                             features were built in to protect sensitive
                                             information from unauthorized users,
                                             including a conditional access system which
                                             offers employees multiple read-and-write
                                             access levels. The resulting database
                                             solution will position Philip Morris
                                             Management Corp. more effectively to track
                                             and monitor its worldwide trademark
                                             licensing arrangements.

Challenge: Re-engineer from mainframe to      Solution: We redesigned an IBM mainframe
client server technology a mission critical   base Bell Atlantic access ordering system
access system used by Bell Atlantic to        into a client/ server based architecture to
process access service requests concurrently  provide greater automation, control and
to 300-350 users.                             convenience to 300-350 concurrent users of
                                              Bell Atlantic. Deployed in 1997, this
                                              system called CAFE is currently in the
                                              third of five years of maintenance contract
                                              work with us. In the current year, plans
                                              are underway to migrate CAFE's client
                                              server architecture to the web environment.

Challenge: Enable InterRide, Inc., a          Solution: We developed an online integrated
transportation portal company, to             system for InterRide, Inc. This system
electronically pool its consortium of member  allows a customer of InterRide, Inc. to
transportation companies in order to          identify availability among various ground
facilitate the efficient processing of        transportation companies and create their
reservations and the economical               own personal travel itinerary.
administration of vehicle dispatching over    Consequently, the ground transportation
the Internet.                                 companies monitor and dispatch the
                                              appropriate vehicles and then bill these
                                              customers. In addition to pricing and
                                              booking a reservation via the Internet,
                                              customers of InterRide, Inc. have the
                                              ability to access InterRide's system
                                              through an interactive voice response
                                              system. InterRide, Inc. released the beta
                                              version of the system in January 2000 and
                                              the system is scheduled to go live in May
                                              2000.

Challenge: Assist three business units of     Solution: We have provided valuable
First Data Corp. with various information     information technology services to First
technology services: First Data Merchant      Data Corp. for the past three years,
Services, First Data Resources and Western    executing over 30 projects including
Union.                                        mainframe, client/server, application
                                              migration and maintenance, Year 2000
                                              remediation and a feasibility study. On a
                                              recent project, we developed an Internet
                                              based application, which integrates with
                                              various mainframe systems and enables the
                                              company to respond in a significantly
                                              shorter timeframe.

Sales and Marketing

   We sell and market our services from sales offices located in the United States, India, the United Kingdom, Canada and Japan. In North America, we presently have sales offices located in Piscataway, New Jersey; Oakbrook, Illinois; Bedford, New Hampshire; and Toronto, Canada. We also have sales offices in London, England; and Tokyo, Japan. As of March 31, 2000, we had 25 sales professionals; 18 in North America, three in India, two in the United Kingdom and two in Japan.

   We have been informed by our clients generally that our quality of work, information technology competency, competitive prices, industry knowledge and experience, and management team are the primary reasons why we were awarded competitive contracts. In addition, our client references and endorsements as well as our willingness to participate in trade shows and speaking engagements, have helped us to generate greater awareness for our services. We expect this offering and our profile as a public company in the United States will further enhance our corporate marketing efforts.

   We have traditionally used two methods to market our services:

  . direct sales; and

  . leads from our established clients and strategic relationships.

   Our direct sales force employs a variety of business development and marketing techniques, including participation at industry events and direct mail campaigns to prospective clients. Existing clients have contributed to new business by providing referrals which have developed into new clients. The sales and marketing group works with members of our technical personnel during the sales process. The duration of the sales process varies depending on the type of service, ranging from approximately two months to over one year. The account manager or sales executive works with the technical team to define the scope, deliverables, assumptions and execution strategies for a proposed project, develop project estimates, prepare pricing and margin analyses and formalize sales proposals. Management reviews and approves the proposal, which is then presented to the prospective customer. Sales and account management personnel remain actively involved in the project through the execution phase.

   We have focused our sales and marketing efforts on expanding the scope and depth of our relationships with existing clients. Although initially we may provide only one service to a client, we seek to convince our clients to expand and diversify the type of services they outsource to us. As a part of our customer service philosophy, we assign a relationship manager who is responsible for the success of individual projects and for ensuring that our client needs are met. We also aim to strengthen our relationships with our clients by closely integrating our services with our clients' information technology operations. In the first three months of 2000, approximately 90% of our revenue was generated from companies that were also our clients in 1999. In 1999, approximately 65% of our revenue was generated from companies that were our clients in 1998 and 1997. Furthermore, our business model of moving up the "value chain" has allowed us to convert some in-house assignments into project management engagements.

Software Development Centers

   Our software development centers are off-site facilities that design, engineer, construct, test and support our managed information technology solutions. Each software development center has a number of project teams dedicated to clients and separate quality assurance groups to ensure the delivery of well documented, high-quality, and cost-effective solutions in accordance with our software development methodologies and processes. Our software development centers have common infrastructure, organizational units and human resource practices that allow projects and personnel to be shifted among our software development centers to maximize utilization rates and meet client requirements. Our software development centers enable us to divide our information technology project deliverables between our off-shore/off-site software development facilities and our client's on-site location.

   We have opened four software development centers in India and one in the United States. In a typical off-shore software development project, we assign a small team of information technology professionals, including a project manager, to visit a client's site and determine the scope and requirements of the project. Once the specifications of the engagement have been established, the team returns to India to supervise the development of the required software or system by a much larger group of professionals. Some of our professionals remain at the client's site to track changes in scope and address new requirements as the project progresses. The client's systems are then linked via dedicated telecommunications links to our software development facilities enabling simultaneous processing of data. Once development is completed, a team returns to the client's site to install the software or system and ensure its functionality. Our professionals often maintain a continued presence at the client site to perform comprehensive maintenance services through one of our off-shore/off-site software development facilities. In contrast to development projects, a typical maintenance assignment requires a larger team of professionals to visit client's site to gain a thorough understanding of all aspects of the client's system. A majority of the maintenance team will return to one of our software development centers, where it assumes responsibility for day-to-day maintenance of the client's system, while coordinating with a few maintenance professionals who remain stationed at the client's site.

   In addition to our project management services, we conduct in-house assignments for certain of our clients. This involves providing a small team of our information technology professionals, who work at a client's site on a project which is usually managed by our client. Our information technology professionals provide the necessary experience which our client may require. Our on-site information technology professionals have the full support of our processes and methodologies while working on such an assignment. We believe that these in-house assignments provide us with the opportunity to cross-sell our higher margin project management services.

Properties

   Our global headquarters are located in Mumbai (Bombay), India. Our registered office is located at 1405 Maker Chamber V, Nariman Point, Mumbai (Bombay) 400021. Our U.S. headquarters are located in Piscataway, New Jersey and are the primary location for our domestic off-site outsourcing marketing and sales. We also have sales offices in Oakbrook, Illinois; Bedford, New Hampshire; London, United Kingdom; Tokyo, Japan; and Toronto, Canada. Our training facilities and off-shore software development centers are located in the Indian cities of Mumbai (Bombay), Thane and Chennai and in Piscataway, New Jersey.

   The following table sets forth certain information as of February 1, 2000 relating to our principal facilities developments:

                  Approximate
 Location         Square Feet            Status/Term          Type of Facility
 --------    ---------------------  ---------------------  ---------------------
Thane, In-   120,000, of which      Owned                  Software Development
 dia         40,000 is built-out                           & Training Center
             and operational

Mumbai       58,000                 Leased/varies from     Global Headquarters,
 (Bombay),                          August 2002 to August  Software Development
 India                              2006                   & Training Center

Mumbai       1,500                  Owned                  Corporate Office
 (Bombay),
 India

Mumbai,      30,000                 Owned                  Residential Complex
 (Bombay),
 India

Chennai      25,000                 Leased/varies from     Software Development
 (Madras),                          January 2002 to May    & Training Center
 India                              2003

Chennai      160,000, of which      Owned                  Software Development
 (Madras),   40,000 is built-out                           & Training Center
 India       and operational

Piscataway,  65,000                 Leased/January 2013    U.S. Headquarters,
 New Jersey                                                Sales Office and
                                                           Software Development
                                                           & Training Center

Oakbrook,    3,600                  Leased/April 2004      Sales Office (Midwest)
 Illinois

Bedford,     250                    Leased/December 2000   Sales Office (New
 New Hamp-                                                 England)
 shire

Toronto,     2,500                  Leased/September 2004  Sales Office (Canada)
 Canada

London,      1,000                  Leased/month to month  Sales Office (U.K.)
 United
 Kingdom

Tokyo, Ja-   300                    Leased/January 2009    Sales Office (Japan)
 pan

   We have committed aggregate capital expenditures of $6.3 million for 2000 and 2001 for the build-out of our existing facilities and we have budgeted an additional $8.2 million for the further build-out of existing facilities. We may use some of these funds to build new facilities over the same period.

Employees

   As of March 31, 2000, we employed approximately 1,350 employees worldwide with about 920 in India and 430 in the United States. We also have sales offices in the United Kingdom, Canada and Japan. Our workforce is comprised of approximately 92% technical staff and approximately 8% administrative staff.

   Recruiting. There is intense global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services offered by us. We invest heavily in our programs to recruit, train and retain qualified employees. We seek to attract, motivate, and retain our professionals by offering:

  . multiple professional challenges and the opportunity to work in one or more of our consulting and training divisions;

  .  the ability to work with leading-edge technologies;

  . attractive compensation plans that align employees' interests and goals with our own;

  .  a stimulating, flexible and entrepreneurial work environment; and

  . the opportunity to receive continuous, ongoing technical training at our in-house training institute, the Silverline Institute.

   We focus our recruiting efforts on the top students from engineering departments of Indian schools as well as lateral candidates, and use a series of reviews and tests to identify the best applicants. Because we emphasize flexibility and innovation, applicants are selected on the basis of their ability to learn as well as their academic achievement, conceptual knowledge and their temperament for, and fit with, our corporate culture.

   Training. We currently provide programs at the Silverline Institute on many of the latest e-business technologies, as well as our software development and quality processes. We provide three months of combined classroom and on-the-job training to new hires and two weeks additional training each year, including both technical training along with non-technical leadership skills development. We also offer advanced courses affiliated with Center for Development of Advanced Computing and India's National Center for Software Technology, including courses to satisfy the requirements for a Post-Graduate Diploma in Software Technology. We believe that the Silverline Institute provides us with a competitive advantage in recruiting and retaining information technology professionals.

   Immigration Matters. Our professionals that work in the United States either on-site at client facilities or at our facilities in the United States are typically required to obtain visas, as described in "Risk Factors -- Restrictions on U.S. immigration may adversely affect our business".

Competition

   The market for information technology services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from numerous companies, many of which are larger and have substantially more resources than us. For examples of our competitors, please see "Risk Factors--We face intense competition which could cause our revenue and margins to suffer".

   We anticipate that future competition will increasingly include firms with operations in countries with lower labor costs than those prevailing in India. Major U.S. companies are increasingly moving a portion of their operations to India and other overseas locations. Part of our competitive advantage has historically been a cost advantage relative to service providers in the United States, Japan and Western Europe. Labor costs in India are presently increasing at a significantly faster rate than those in the United States, Japan and Western Europe. These factors will reduce the advantages that we have in terms of a cost effective, highly skilled pool of information technology professionals in India and will mean we may become less competitive over time.

   We believe that our ability to compete also depends in part on a number of factors outside of our control, including:

  . our competitors' abilities to attract and retain skilled information technology professionals;

  .  prices at which our competitors offer comparable services;

  .  our competitors' responsiveness to client needs; and

  . loss of information technology professionals to foreign markets including the U.S.

Intellectual Property

   We have applied for registration of "SILVERLINE" as a trademark in India and we have obtained the registration in the United States. We do not have any patents or registered copyrights in the United States. Ownership of the software and associated deliverables created by us for a client is generally retained by or assigned to the client. As a result, we generally do not retain any intellectual property interest in our work product. We currently require our information technology professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our confidential information. For additional information, please see "Risk Factors--Our technology may be subject to infringement claims by third parties or clients, which could adversely affect our business and results of operations".

Legal Proceedings

   CIT Canada Inc., our recently acquired software development subsidiary in Toronto, has commenced litigation against the Gaming Lottery Corporation for Cdn. $21 million for breach of contract. The Gaming Lottery Corporation has counterclaimed for Cdn. $10 million. We believe that the counterclaim has no merit and will defend it vigorously. There are no other material legal proceedings pending or, to our knowledge, threatened against us.

                                 ------------

   On December 28, 1999, Silverline Technologies Limited acquired all the outstanding capital stock of Silverline Technologies, Inc., a Delaware corporation that had been under common control with us. See "Related Party Transactions" and note 1 to our consolidated financial statements. All references to "Silverline", "company", "us", "we" and "our" in this prospectus mean Silverline Technologies Limited and its subsidiaries, including Silverline Technologies, Inc. and its subsidiaries, as a combined entity, except where we make it clear that we are referring only to Silverline Technologies Limited.

                                   MANAGEMENT

   Our executive officers, directors and key employees and their respective ages and positions with Silverline are as follows:

Name                           Age Position
----                           --- --------
Executive Officers and
 Directors:
Ravi Subramanian..............  43 Chairman of the Board of Directors
Krishna K. Subramanian(/1/)...  38 Vice Chairman of the Board of Directors and
                                   Executive for International Initiatives
Shankar Iyer(/1/).............  35 President and Chief Executive Officer
                                   (Principal Executive Officer) and Director
Venkatachalam K. Murthy.......  42 Senior Vice President and Chief Financial
                                   Officer (Principal Accounting Officer)
Shiva Vohra...................  49 Senior Vice President, Corporate Finance
Srinivasan Viswanathan........  50 Chief Technology Officer
Brett Proud...................  41 Executive Vice President, Business
                                   Development
Larry L. Cox..................  59 Vice President, Human Resources
K. Mohan Subramanian..........  43 Wholetime Director
Arjan R. Daswani..............  54 Director
S. V. Mony(/1/)...............  62 Director
P. Murari.....................  66 Director
Vaidyanathan                    64 Director
 Panchapakesan(/1/)...........
George R. Zoffinger...........  52 Director

Other Key Employees:
Dilip Londhe.........................  50 Head of Operations--Mumbai
P.S. Karthikeyan.....................  44 Head of Operations--Chennai
Charles F. Carlino...................  52 Head of Lorin Business Unit--New York
Venkatarajan Subramanian.............  32 Head of e-Commerce Business Unit

--------
(/1/)Member of the Compensation Committee

   Our charter documents provide that one third of our longest serving directors subject to reelection must stand for reelection at each annual general meeting as described below. Except as described below, there are no family relationships between any of our directors and our executive officers.

   Ravi Subramanian is our founder and has served as the Chairman of our board of directors and the Chairman of Silverline Technologies, Inc. since 1992 and the Chairman of Silverline Holdings, Corp., our largest shareholder, since 1996. Prior to that, Mr. Ravi Subramanian was the founder and Managing Director of Silverline Electronics Private Limited., a personal computer service and reselling firm. Mr. Ravi Subramanian is the brother of Mr. Krishna K. Subramanian and Mr. Mohan Subramanian. Mr. Subramanian's term as a director expires at the annual general meeting in 2001.

   Krishna K. Subramanian has served as the Vice-Chairman of our board of directors and Executive for International Initiatives since January 12, 2000. Mr. Krishna K. Subramanian served as a wholetime director of our company from 1992 through January 12, 2000. From 1987 to 1992, Mr. Krishna K. Subramanian was a director of Silverline Electronics Private Ltd. Mr. Krishna K. Subramanian is the founder and sole shareholder of Subra Mauritius Ltd., KS Software Technologies Ltd. and Shreyas Holdings Ltd. Mr. Krishna K. Subramanian is the brother of Mr. Ravi Subramanian and Mr. Mohan Subramanian.
Mr. Subramanian's term as a director expires at the annual general meeting in 2002.

   Shankar Iyer has served as the President and Chief Executive Officer of our Company since 1999. From 1996 to September 1999, Mr. Shankar Iyer was the Chief Operating Officer of Silverline Technologies Inc.

From April 1993 to September 1996, Mr. Iyer was a Vice President of Silverline Technologies, Inc. From March 1992 to March 1993, Mr. Iyer was the Operations Manager for Human Resources, Sales and Marketing for Infocom Inc. From January 1990 to February 1992, Mr. Iyer was the Operations Manager in the Export Division for Data Consultancy Services in India. Mr. Iyer is the brother-in-law of Mr. Mohan Subramanian. Mr. Iyer's term as a director expires at the annual general meeting in 2002.

   Venkatachalam K. Murthy has served as the Senior Vice President and the Chief Financial Officer of our Company since 1996. From 1992 to 1996, Mr. Murthy served as a Vice President of our Company. From 1981 to 1992, Mr. Murthy was the Financial Controller and the Regional Controller of Singapore Airlines Limited. Mr. Murthy holds a Bachelor's degree in Commerce, a Professional degree in Finance Management and Accountancy and a Master's degree in Management from Bombay University.

   Shiva Vohra has served as the Senior Vice President of Corporate Finance of our Company since November 1999. Prior to that, Mr. Vohra served within the Capital Markets Section of the Bank Supervision and Regulation Division of the Board of Governors of the Federal Reserve System of the United States. Mr. Vohra has previously served as Managing Director, Board Member, and Chief Financial and Administrative Officer of an investment management subsidiary of Credit Agricole Indosuez; Senior Portfolio Manager of ABN AMRO Securities Inc.; chief executive officer of the International Financial Management unit of ABN AMRO Bank; and other executive positions with Chemical Bank (World Banking Group) and W.R. Grace & Co. (Corporate Finance). Mr. Vohra holds a Master's degree in Business Administration from Columbia Business School in New York and a Bachelor of Science (Honors) degree in Physics from St. Xavier's College in India. He is also a Chartered Financial Analyst and a Certified Public Accountant.

   Srinivasan Viswanathan has served as the Chief Technology Officer of our Company since November 1999. From October 1995 to October 1999, Mr. Viswanathan was the President of PRT (Barbados) Ltd. and headed PRT Group Inc.'s Solutions Business. Prior to that, Mr. Viswanathan was the Chief Executive Officer of Citicorp Overseas Software Limited and a Director of Citicorp Information Technology Industries Ltd. in India. Before joining Citicorp in January 1986, Mr. Viswanathan worked with the Tata group of companies, including Tata Consultancy Services. Mr. Viswanathan holds a Bachelor's degree in Engineering from the Indian Institute of Technology in Chennai, India and a Master's degree in Business from the Indian Institute of Management in Ahmedabad, India.

   Brett Proud has served as the Executive Vice President, Business Development of our Company since November 1999. Mr. Proud also served as Vice President and General Manager of Silverline Technologies, Inc., Canada from July 1999 to November 1999. Prior to that, Mr. Proud's served as President of Mastech Systems Corporation, Keane, Canada and he held a senior position at Andersen Consulting. Mr. Proud holds a Bachelor's degree in Mathematics from the University of Waterloo in Canada.

   Larry Cox has served as the Vice President, Human Resources of our Company since 1997. Prior to that, he was the Director of Human Resources. His previous work experience includes various positions with Moore Business Forms & Systems, AT Kearney, and Peat Marwick Mitchell. Mr. Cox holds a Bachelor's degree in Accounting from the University of Denver.

   K. Mohan Subramanian has served as a wholetime director since 1994. He has been a Director of Silverline Industrial Fabrics Private Ltd. since 1980 and a Director of Silverline Electronics Private Limited since 1987. Mr. Mohan Subramanian has been responsible for the development of the new facilities in Thane and Chennai. Mr. Mohan Subramanian is the brother of Mr. Ravi Subramanian and Mr. Krishnakumar Subramanian and the brother-in-law of Mr. Iyer. Mr. Subramanian's term as a director expires on November 25, 2003.

   Arjan R. Daswani has served as a Director of our Company since 1992. Mr. Daswani is the Chief Executive Officer of Myquest Hong Kong Ltd., an information technology company. In addition, Mr. Daswani is the Managing Director of Myquest Internet Private Limited. Mr. Daswani's term as a director expires at the annual general meeting in 2001.

   S. V. Mony has served as a Director of our Company since 1996. From 1991 until 1995, Mr. Mony served as the Chairman of the General Insurance Corporation of India. In addition, Mr. Mony presently serves as the Director of GIO Australia Holdings Ltd., India, and Director of GIO Sanmar Gilts Limited and Sanmar Securities Trading Limited. Mr. Mony's term as a director expires at the next annual general meeting.

   P. Murari has served as a Director of our Company since April 2000. He is the Advisor to the President of the Federation of Indian Chambers of Commerce and Industry. He is also an Advisor to a number of government and industrial groups and holds directorships on the boards of several Indian public companies. Mr. Murari has also been Chairman of Committees on Deep Sea Fishing Industry, Ministry of Food Processing Industries; the Indian Institute of Mass Communications, Ministry of Information & Broadcasting and the Steering Committee of the World Marketing Congress, Institute of Marketing Management. Mr. Murari held several senior positions with the government of India, the last being the Secretary to the President of India. He earned his M.A. degree in economics from Madras University. Mr. Murari's term expires at the next annual general meeting.

   Vaidyanathan Panchapakesan has served as a Director of our Company since 1999. From 1979 to 1996, Mr. Panchapakesan worked for Banque Nationale De Paris, Hong Kong. Since 1996, he has been a consultant for Banque National De Paris. Since December 1999, Mr. Panchapakesan has been engaged as an advisor to Rabobank, Singapore. Mr. Panchapakesan's term as a director expires at the next annual general meeting.

   George R. Zoffinger has served as a Director of our Company since April 2000. He currently serves as the President and CEO of Constellation Capital Corporation. Previously, he served as President and Chief Executive Officer of Value Property Trust, a publicly owned Real Estate Investment Trust trading on the New York Stock Exchange. He has held senior executive positions with CoreStates New Jersey National Bank, Constellation Bancorp and Constellation Bank, N.A. Prior to assuming the leadership of Constellation Bancorp, Mr. Zoffinger was appointed Commissioner of Commerce and Economic Development for the State of New Jersey, serving as Chairman of the New Jersey Economic Development Authority, Chairman of the New Jersey Council on Job Opportunities and was a member of the New Jersey Department of Banking Credit Crunch Task Force. Mr. Zoffinger was appointed by President Clinton to serve as a delegate to the White House Conference on Small Business. He was awarded a Master's degree in Finance from New York University and a Bachelor's degree in business from Pennsylvania State University. Mr. Zoffinger's term expires at the next annual general meeting.

   Dilip Londhe has served as the Head of Operations-Mumbai of our Company since 1993. From 1976 until 1993, Mr. Londhe worked with Tata Consulting Services. Mr. Londhe has a Bachelor's degree in Engineering from Nagpur University and a Master's degree in Industrial and Management Engineering from the Indian Institute of Technology, Kanpur, India.

   P.S. Karthikeyan has served as the Head of Operations-Chennai of our Company since 1996. From 1991 to 1993, Mr. Karthikeyan worked as Deputy General Manager at ESSAR Information Technology Limited. Mr. Karthikeyan holds a Master's degree in Computer Sciences from the Indian Institute of Technology, Chennai. He is also a Certified Project Management Professional from Project Management Inc., USA.

   Charles F. Carlino has served as the Head of Lorin Business Unit-New York of our Company since 1998. From 1984 to 1998, Mr. Carlino served as the President of Lorin Technology Group. Mr. Carlino holds an Associate's degree in Marketing from Queensborough Community College of New York.

   Venkatarajan Subramanian has served as the Head of the e-Commerce Business Unit of our Company since December 1999. From 1995 to 1999, Mr. Venkatarajan Subramanian was a Director at Silverline Technologies, Inc. overseeing various projects in emerging technologies. Mr. Venkatarajan Subramanian has a Bachelor's degree in Electronics Engineering from Bombay University.

Board Committees

   Compensation Committee: We have a Compensation Committee of our board of directors to administer the Indian employee stock option plan, the Indian Employee Welfare Trust Program and the U.S. employee stock option plan. The Committee is comprised of Mr. Mony, Mr. Panchapakesan, Mr. Iyer and Mr. Krishna K. Subramanian.

   Audit Committee: We are currently in the process of assembling an Audit Committee of our board of directors.

Board Composition

   Our articles of association provide for a minimum of three directors and a maximum of twelve directors excluding managing directors, wholetime directors and nominee directors, if any, appointed by Indian public financial institutions and other lenders as discussed below. We currently have seven directors and our charter documents allow our board, without shareholder approval, to appoint additional directors, up to the maximum board size of twelve. Both Indian law and our articles of association provide that at least two thirds of our directors must be subject to reelection by shareholders and at least one third of these directors will be subject to reelection at each annual meeting of shareholders.

   Our articles also provide for the appointment by our board of directors of a managing director and that the appointment is for a fixed term up to five years and during this period the managing director will not be subject to reelection.

   Our articles also provide for appointment of wholetime directors who manage and administer our company's affairs. Wholetime directors are appointed by our board of directors and are not subject to reelection. On October 23, 1997, and November 26, 1998, Messrs. Krishna K. Subramanian and Mohan Subramanian, respectively, were appointed wholetime directors of our company, each for a five year term. These appointments were confirmed by our shareholders at our annual general meeting held on December 28, 1998. Mr. Krishna K. Subramanian resigned as a wholetime director effective January 12, 2000. He continues to be the Vice Chairman of our board of directors.

   Our articles of association give our lenders, as well as certain Indian public financial institutions, the right to appoint their own nominees to our board of directors. A lender may only exercise this right to the extent permitted under its loan or other agreement with us. We have been advised by our Indian counsel that this provision is common in the articles of association of other Indian companies.

   Our articles of association provide that any directors nominated to our board by lenders will not be subject to re-election. Indian law limits the number of directors not subject to re-election to one-third of the total number of directors on our board.

   We do not currently have any lender nominated directors on our board, and our existing loan agreements do not currently grant our lenders the right to nominate directors. See "Risk Factors--Our lenders may be entitled to appoint directors to our board of directors".

Board Compensation

   In 1999, Mr. Krishna K. Subramanian and Mr. K. Mohan Subramanian were paid an aggregate of approximately $67,000 in their capacity as wholetime directors. In addition, they were entitled to perquisites, allowances and reimbursement of certain expenses totaling to an aggregate of approximately $23,000. Mr. Mohan Subramanian, our only current wholetime director, receives aggregate compensation and perquisites of approximately $45,000 per annum. Our directors, including Mr. Krishna K. Subramanian and Mr. K. Mohan Subramanian, were paid an aggregate of $306,000 in 1999. Indian law provides that we may pay our directors any remuneration by way of salary, inflation adjustment allowance, perquisites, commission and other allowances which shall not exceed 10% of our net profits.

   Our directors are reimbursed for certain expenses in connection with their attendance at board and committee meetings.

Executive Compensation

   Our executive officers received aggregate compensation of $928,000 for 1999 and our other key employees, described above, received aggregate compensation of $216,000.

Employment Agreements

   Under Indian law, our shareholders must approve the remuneration and benefits of all directors on our board at an annual general meeting of Shareholders. As discussed above, we have a formal written contract with our one wholetime director.

Employee Benefit Plans

   Silverline Group of Companies, Indian Employee Welfare Trust Program. Our Indian employee welfare trust program was approved by our shareholders and adopted by our board of directors on November 5, 1999. The program provides for the grant to eligible employees on November 5, 1999 of warrants exercisable for equity shares. All 2,000,000 options have been granted. Each warrant provides the right to subscribe for one equity share of the Company at an exercise price equal to Rs. 365 per share. The trust has paid approximately $1.7 million towards the 10% amount required to be paid under Indian law on the warrants we have issued to the trust. The trust can exercise the warrants upon payment of the balance due of $15.3 million at any time prior to July 11, 2001.

   Under this program we have reserved 2 million equity shares for issuance upon the exercise of warrants under the program. The program will be administered by our board of directors.

   Indian Employee Stock Option Plan. Our Indian employee stock option plan provides for the grant to eligible employees of options to purchase equity shares based on meeting certain performance criteria.

   A total of 1 million equity shares were reserved for issuance upon the exercise of options issued under this plan. On November 12, 1999, we granted all the 1 million options under the plan at an exercise price equal to Rs. 425 per share. The options are exercisable for one full year beginning April 1 of 2001, 2002 or 2003.

   This plan is administered by the Compensation Committee of our board of directors. The Compensation Committee made recommendations for the issuance of options based on the loyalty and performance of each employee.

   U.S. Employee Stock Option Plan. We will establish an employee stock option for employees, directors and officers of our U.S. subsidiary of up to 1 million of ADSs. The establishment of the plan was approved by our shareholders on March 21, 2000 and will be approved by our board of directors prior to this offering of the ADSs. All options under the plan will be exercisable for ADSs represented by ADRs.

   The plan will be administered by the Compensation Committee of our board of directors. The Compensation Committee will have the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee will have the authority to amend, suspend or terminate the plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the plan.

   Options granted under the plan will generally not be transferable by the optionee. Options granted under the plan must generally be exercised within three months of the end of optionee's status as an employee director or officer of Silverline, but in no event later than the expiration of the option's term. In the event of termination for cause, the options will expire immediately upon the date Silverline gives notice of the termination. In the event of the optionee's termination as a result of retirement or disability, the vesting and exercisability of the optionee's option will accelerate in full and the option must be exercised within three years after such optionee's termination by retirement or disability, but in no event later than the expiration of the option's term. The options will vest in stages on December 31, 2000, 2001 and 2002.

   The plan will provide that in the event of a merger of us with or into another corporation, a sale of substantially all our assets or a similar transaction, each option will become immediately exercisable.

                           RELATED PARTY TRANSACTIONS

   Other than compensation agreements and other arrangements, which are described as required in "Management" and the transactions described below, since December 31, 1996, there has not been, nor is there currently proposed, any transaction or series of transactions to which we were or will be a party:

  .  in which the amount involved was material; and

  . in which any of our directors or officers, or any member of their immediate family, or any company or government entity which holds a controlling interest in our equity shares, had or will have a direct or indirect material interest.

Silverline Technologies, Inc. and Silverline Holdings, Corp.

   In January 1997, Subra Holdings, Inc., a Delaware corporation controlled by Ravi Subramanian, the Chairman of our company, and the predecessor company to Silverline Holdings, Corp., purchased all the outstanding shares of Silverline Industries, Inc., the predecessor to Silverline Technologies, Inc., from Silverline Industries Limited, the predecessor to our Company. Subsequently, Silverline Industries Limited and Silverline Industries, Inc. signed an intercompany agreement under which Silverline Industries Limited agreed to perform software consulting, design and programming services for projects designated by Silverline Industries, Inc.

   In August 1997, Subra Holdings, Inc. acquired 51% of our company through a public tender offer.

   In December 1997, we received a commitment from Subra Holdings, Inc., to acquire shares of STL for approximately $12.0 million (or approximately Rs. 22 per share). In March 1998, Silverline Holdings, Corp. paid $1.2 million of the total committed amount and in May 1999, paid an additional $10.8 million upon which 22 million STL shares were issued. The proceeds were predominantly used for capital expenditures.

   On December 28, 1999, Silverline Holdings, Corp. sold 50,000 common shares of Silverline Technologies, Inc., representing 100% of its outstanding shares of capital stock for 4.5 million equity shares of our company with a value of approximately $46.25 million, which was within the valuation range determined by a big five accounting firm. Before the share exchange, Silverline Holdings, Corp. sold 8.2 million of our equity shares to Subra Mauritius Ltd. at the equivalent price per share. Accordingly, Silverline Holdings, Corp. and Subra Mauritius Ltd. own approximately 30.0% and 13.4% of our equity shares as of the date of this prospectus.

   In 1997, 1998 and 1999, Silverline Technologies, Inc. made advances of $947,165, $1.6 million and $3.6 million, respectively, in the form of payments made on behalf of Silverline Holdings, Corp. in connection with its corporate restructuring. The entire amounts advanced have been repaid as of December 31, 1999.

International Real Estate Ventures, LLC or IREV

   IREV is a limited liability company owned by Himanshu P. Shukla, a former employee and former consultant of Silverline Technologies, Inc. On December 31, 1997, Silverline Technologies, Inc. sold a building to IREV for $4 million. The purchase was financed through a mortgage from The Chase Manhattan Bank, which was guaranteed by Silverline Technologies, Inc. and Ravi Subramanian, our Chairman. The net book value of the property on December 31, 1997 was $2.2 million. On August 14, 1998, Chase, in consideration of the payment by IREV of the sum of $1.5 million to Chase as cash collateral, released Silverline Technologies, Inc. as guarantor.

   During 1998, Silverline Technologies, Inc. loaned $165,307 to IREV, to be used in connection with special attentions and renovations to be made by IREV at Silverline Technologies, Inc.'s request.

   During 1999, Silverline Technologies, Inc. loaned $505,437 to IREV for the purpose of carrying out further renovations. These amounts have been repaid as of December 31, 1999.

   On February 2, 2000, IREV sold the building referred to above to Silverline Holdings, Corp. Sovereign Bank financed 80% of the fair market value of the building which was $5.5 million. In addition, the bank agreed to a construction loan of $1.6 million. These loans were guaranteed by Mr. Ravi Subramanian, our Chairman and Mr. Ravi Subramanian was released from the guarantee of IREV's mortgage with the Chase Manhattan Bank.

International Technology Ventures, LLC or ITV

   ITV is a limited liability company owned by Himanshu P. Shukla, a former employee and former consultant of Silverline Technologies, Inc. On December 31, 1997, Silverline Technologies, Inc. sold to International Technology Ventures, LLC rights to certain software products, computer equipment and certain intellectual property rights, if any, which we have developed, and may in the future develop, in connection with specific projects. ITV signed a note for the purchase price of $1.5 million, payable in three annual equal installments commencing December 31, 1999. The note bears interest at a rate of 8.5%. The software products are to be further developed, customized and marketed by ITV. ITV's ability to repay the principal and interest on the note depends on whether or not it will be able to develop and market these products. ITV paid $500,000 on the note on December 31, 1999.

   At December 31, 1997, Silverline Technologies, Inc. had a receivable from ITV of $207,811 that was subsequently paid in the following year.

Infocom International, Inc.

   On April 14, 1993, Silverline Technologies, Inc. acquired all the assets of Infocom, a Delaware corporation, consisting largely of accounts receivable, and work-in-progress and office and computer equipment, for a total purchase price of approximately $1.6 million in cash. For approximately six months prior to, and at the time of, the acquisition, Ravi Subramanian was both the President of Infocom and the Chairman of our board of directors.

InterRide, Inc.

   InterRide is a Delaware corporation, of which Himanshu P. Shukla is the Chairman and a stockholder. Himanshu P. Shukla is a former employee and a former consultant of Silverline Technologies, Inc. In April 1999, InterRide contracted with us to provide one of our first e-business solutions. For more information, please see "Business--Client Solutions".

Payments to Executive Officers and Directors

   During 1997, Silverline Technologies, Inc. made payments on behalf of Mr. Ravi Subramanian, our Chairman, totaling $27,251. The amount was repaid to Silverline Technologies, Inc. by Mr. Ravi Subramanian during 1998. At December 31, 1998, Silverline Technologies, Inc. had receivables from Mr. Ravi Subramanian and from Lorimar Services Inc., which is part of the Lorin Group, of $27,867 and $5,775, respectively. The amount due from Mr. Ravi Subramanian was repaid during 1999. During 1999, Silverline Technologies, Inc. made advances, in the form of payments made on behalf of Mr. Ravi Subramanian, totaling $787,640. The amount has been repaid as of December 31, 1999.

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

                             PRINCIPAL SHAREHOLDERS

   The following table provides information regarding the beneficial ownership of our equity shares as of June 20, 2000 (after giving effect to the restructuring), and as adjusted to reflect this offering, by:

  . each person or group of affiliated persons known by us to beneficially own 10% or more of our equity securities;

  .  each director and our Chief Executive Officer; and

  .  all of our directors and executive officers as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The percentage of equity shares beneficially owned described in the table is calculated on a fully diluted basis.

                                                    Percentage of Equity Shares
                                                        Beneficially Owned
                                                    ---------------------------
                            Number of Equity Shares     Before        After
     Name and Address       Beneficially Owned(/1/) this offering this offering
     ----------------       ----------------------- ------------- -------------
Silverline Holdings,
 Corp.(/2/)...............        19,354,954              30%           26%
Ravi Subramanian(/2/).....        19,354,954              30%           26%
KS Software Technologies
 Ltd.(/2/) (/3/)..........        19,354,954              30%           26%
Subra Mauritius Ltd. (/2/)
 (/4/)....................         8,628,000              13%           12%
Shreyas Holdings Ltd.
 (/5/)....................         2,437,267               4%            3%
Krishna K. Subramanian
 (/3/) (/4/) (/5/)........        30,420,221              47%           42%
All directors and
 executive officers as a
 group (12 persons).......        30,464,731              47%           42%

--------
(/1/)Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by the shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(/2/)Ravi Subramanian, our Chairman and Silverline Holdings, Corp.'s Chairman,
     KS Software Technologies Ltd. and Subra Mauritius Ltd. beneficially own approximately 46.30%, 45.04% and 8.66%, respectively, of the outstanding voting securities of Silverline Holdings, Corp. The equity shares held by Silverline Holdings, Corp. are included in the equity shares shown as beneficially owned by Ravi Subramanian and KS Software Technologies Ltd. KS Software Technologies Ltd. disclaims beneficial ownership of the shares owned by Silverline Holdings, Corp. In addition, 3.5 million shares of Silverline Holdings, Corp. and 6.5 million shares of Silverline Technologies Limited that are held by Ravi Subramanian are pledged to lenders who could foreclose on those shares in the event of default under the respective loan agreements.

(/3/)Krishna K. Subramanian beneficially owns 100% of the outstanding voting securities of KS Software Technologies Ltd. Accordingly, all the equity shares shown as beneficially owned by KS Software Technologies Ltd. are included in the equity shares shown as beneficially owned by Krishna K. Subramanian.

(/4/)Krishna K. Subramanian beneficially owns 100% of the outstanding voting securities of Subra Mauritius Ltd. Accordingly, all the equity shares held by Subra Mauritius Ltd. are included in the equity shares shown as beneficially owned by Krishna K. Subramanian.

(/5/)Krishna K. Subramanian beneficially owns 100% of the outstanding voting securities of Shreyas Holdings Ltd.

                        DESCRIPTION OF OUR EQUITY SHARES

   Our company was incorporated in 1992 as a public limited company under the name Silverline Industries Limited. In November 1999 we changed the name of our company to Silverline Technologies Limited. We first offered our equity shares to the public in India in September 1992. Our equity shares are listed for trading in India on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Our shares are also traded on The National Stock Exchange and most major exchanges in India.

   Described below is the material information concerning our share capital and a brief summary of the material provisions of the Indian Companies Act, 1956 and our charter documents. The following description is not complete and should be read in conjunction with our articles of association and memorandum of association and the relevant provisions of the Indian Companies Act, 1956. Our articles of association provide that the regulations contained in Table "A' of the Indian Companies Act, 1956 apply to us to the extent they are not inconsistent with any of the provisions of our articles of association. We have filed our memorandum of association, articles of association and Table "A' of the Indian Companies Act, 1956 with the Securities and Exchange Commission as exhibits to our registration statement on Form F-1, of which this prospectus forms a part. In this prospectus, all references to our articles of association or our charter documents include the regulations of Table "A' of the Indian Companies Act, 1956 incorporated into our articles of association.

General

   Our authorized share capital is Rs. 850 million divided into 85 million equity shares with a par value of Rs. 10 per share. As of January 31, 2000,
64.5 million of our equity shares were issued and outstanding. Equity shares are the only class of our share capital. However, our charter documents and the Indian Companies Act, 1956 permit us to issue other classes of securities in addition to the equity shares.

   We have issued options and warrants exercisable for 3 million equity shares under our Indian employee stock option plans. In addition, we have reserved up to 2 million ADSs which may be issued in connection with the proposed U.S. employee stock option plan to be adopted prior to this offering.

Dividends

   Under Indian law, unless our board of directors recommends the payment of a dividend, our company has no power to declare a dividend. Similarly, under our charter documents and Indian law, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by our board of directors, they cannot increase the amount of the dividend. In India, dividends are generally declared as a percentage of the par value of a company's equity shares. The dividend recommended by our board of directors, if any, is distributed and paid to our shareholders in proportion to the paid-in value of their equity shares within 42 days of the approval by our shareholders at our annual general meeting. In addition, our board of directors has the discretion to declare and pay interim dividends to our shareholders without prior shareholder approval. Indian law provides that shares of a company of the same class must receive equal dividend treatment. Under Indian law, dividends can only be paid in cash to registered shareholders on a date fixed on or before the Annual General Meeting or at the direction of the shareholder.

   The Indian Companies Act, 1956 states that any dividends that remain unpaid or unclaimed after the42-day period are to be transferred to a special bank account. Any money that remains unclaimed for seven years from the date of the transfer is to be transferred by us to a fund created by the government of India. No claims for the payment of dividends unpaid or unclaimed for a period of seven years will lie against the fund of the government of India or against us.

   However, with respect to equity shares issued during a particular fiscal year of our company, including equity shares underlying the ADSs to be issued in this offering, cash dividends declared and paid for that fiscal year of our company generally will be prorated from the date of issuance to the end of the fiscal year of our company in which those shares are issued. This disparity in dividend treatment increases the probability that the price of the ADSs may not trade on par with the price of our equity shares as quoted on the stock exchanges in India on which our equity shares are traded, and may reduce the liquidity of the ADSs.

   Under Indian law, dividends may be paid out of our profits in the year in which the dividend is declared, or out of our undistributed profits from previous years. Before declaring a dividend greater than 10% of the par value of our shares, we are required under Indian law, to transfer to our reserves a minimum percentage of our profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in that year.

   Indian law further provides that, in the event of an inadequacy or absence of profits in any year, we may declare a dividend for that year out of our accumulated profits earned in previous years and transferred to our reserves, subject to the following conditions:

  . the rate of dividend to be declared may not exceed 10% of our paid-in capital or the average of the rate at which dividends were declared by us in the prior five years, whichever is less;

  . the balance of reserves after withdrawals shall not fall below 15% of our paid-in capital; and

  . the total amount to be drawn from the accumulated profits earned in the previous years and transferred to our reserves may not exceed an amount equivalent to 10% of our paid-in capital and free reserves, and the amount so drawn is to be used first to set off our losses incurred in the fiscal year before any dividends are declared.

   In addition, dividends declared, distributed or paid by us are currently subject to a tax of 11%. The government of India, however, has recently proposed legislation that would increase the dividend distribution tax to 22%. This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation. We have declared and paid cash dividends totaling 1.25 Indian rupees per equity share in 1998 and
1.75 Indian rupees per equity share in 1999 (approximately $0.03 per share and $0.04 per share, respectively). Although we intend to continue dividend payments, we cannot assure you that any future dividends, will be declared or paid or what the amount of those dividends may be. To the extent we do pay dividends these dividends will be taxed as described above, in addition to any other tax payable on dividends by holders of our ADSs. For additional information, please see "Risk Factors--Requirements under Indian law relating to the payment of dividends may reduce the value of equity shares underlying the ADSs" and "Dividend Policy".

Bonus Shares

   In addition to permitting dividends to be paid out of current or retained earnings as described above, Indian law permits our board of directors to distribute an amount transferred from our general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares (similar to a stock dividend). Indian law also permits the issuance of bonus shares from a share premium account (additional paid-in capital). Bonus shares are distributed to shareholders based on the recommendation of our board of directors and in proportion to the number of equity shares each shareholder owns. The distribution of bonus shares is subject to the approval of our shareholders at a general meeting. Shareholders of record on a fixed record date are entitled to receive the bonus shares.

Pre-emptive Rights and Issuance of Additional Shares

   Under current Indian law, we must offer holders of our equity shares pre-emptive rights to purchase a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the pre-emptive rights have been waived by a special resolution passed by three-fourths of our shareholders present and voting at a general meeting. If the special resolution is not approved, we must first offer the new equity shares to our existing shareholders as of a specified record date. Our offer must include:

  . a right, exercisable by our shareholders of record, to renounce the shares offered in favor of any other person acceptable to our board of directors; and

  . the number of shares offered and the deadline for accepting our offer, which can not be less than 15 days from the date of the offer.

   If the offer is not accepted by the shareholder before the deadline then it is deemed to have been declined. Indian law and our charter authorize our board to distribute any new shares not purchased by the holders of pre-emptive rights in any manner that it considers to be most beneficial to our company.

   To the extent that pre-emptive rights are granted, U.S. holders of the ADSs may be unable to exercise pre-emptive rights for equity shares underlying the ADSs unless approval of the Ministry of Finance of the government of India is obtained and a registration statement under the United States Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available.

   We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with filing a registration statement, as well as the benefits of enabling holders of the ADSs to exercise their pre-emptive rights. We cannot assure you that we will file any such registration statement or otherwise seek the approval of the government of India.

   Whenever we intend to offer pre-emptive rights, we will notify the depositary in advance and will indicate whether we wish such offer to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

   The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received. Holders of the ADSs may be unable to exercise pre-emptive rights, in which case the proportional interests of such holders in our company would be reduced. For additional information, please see "Risk Factors--Pre-emptive rights in respect of the equity shares underlying the ADSs may be unavailable to United States holders, which would reduce their proportional ownership interests in the company" and "Description of American Depositary Shares--Dividends and Distributions".

   For the ADS offering contemplated by this prospectus and the issuance of the underlying equity shares, our existing shareholders have waived their pre-emptive rights.

General Meetings of Shareholders

   We must convene an annual general meeting of our shareholders within six months after the end of each fiscal year. We may convene an extraordinary general meeting of our shareholders when necessary, or at the request of any shareholder or shareholders holding voting securities with an aggregate value of at least 10% of our paid-in capital. Our annual general meeting is generally convened by our secretary in accordance with a resolution of our board of directors. Written notice describing the agenda of our shareholders' meetings must be given to our shareholders of record at least 21 days (excluding the days of mailing and receipt) before the applicable meeting. You will be entitled to attend or vote at our general meetings provided that you are registered as a shareholder on the date of the applicable meeting.

   Our annual general meetings must be held at our registered office, or at such other place within the same city. Our registered office is located in Mumbai (Bombay), in the State of Maharashtra, India. Meetings other than our annual general meetings may be held at any other place designated by our board of directors.

   The quorum requirements in our charter documents require that at least five shareholders attend our general meetings in person.

Voting Rights

   At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding:

  . at least 10% of the total shares entitled to vote at the general meeting; or

  .  shares with an aggregate paid-in capital of at least Rs. 50,000.

   Upon a show of hands, every shareholder entitled to vote and present in person has one vote. On a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid-in capital held by that shareholder. The chairman of our board of directors has a deciding vote in the case of any tied vote. For a description of voting of ADSs, please see "Description of American Depositary Shares--Voting Rights".

   Any of our shareholders may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the applicable meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

   Ordinary resolutions may be passed by a simple majority of the shareholders present and voting at any properly called general meeting. Certain actions must be approved by resolutions which have been passed by the affirmative vote, whether by show of hands or poll, of not less than three times the number of votes, if any, cast against the resolution. The relevant actions, among others, include:

  .  amendments to our charter documents;

  .  commencement of a new line of business;

  .  waiver of pre-emptive rights for the issuance of any new equity shares;
     and

  .  reduction of our share capital.

Register of Shareholders and Record Dates

   We maintain a register of our shareholders in Mumbai (Bombay). For the purpose of determining the shares that are entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

   To determine which shareholders are entitled to certain shareholder rights, we may close the register of shareholders in accordance with the applicable resolution of our board of directors. Under Indian law, we are required to give at least 42 days prior notice to the exchanges and at least seven days prior notice to the public before we may close the register of our shareholders. We may not close the register of our shareholders for more than 30 consecutive days or more than 45 days in a year. Trading of our equity shares may, however, continue while the register of our shareholders is closed.

Transfer of Shares

   Our company has its equity shares publicly listed in India and our shares are freely transferable in India, subject only to the provisions of Section 111A of the Indian Companies Act, 1956. Recently, the Securities and Exchange Board of India has mandated that all our equity shares be traded only in electronic form. As a result, all the trading and settlement in our equity shares will be done only through a dematerialized mode. However, this procedure is not applicable to off-market transactions which are not required to be reported to the stock exchange.

   Equity shares transferred electronically require that both the transferor and transferee have an account with the depository participants. Charges for opening and maintaining an account vary with each depository participant. The depository transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. In turn we enter the name of the depository in our records as the registered owner of the securities. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the securities that are held by the depository. Transfer of beneficial ownership through a depository is exempt from any stamp duty.

   Our charter documents currently contain provisions which give our directors discretion to refuse to register a transfer of equity shares if they have sufficient cause. If we refuse to register a transfer of equity shares without sufficient cause, within two months from the date on which the application for such transfer is made, the transferee may appeal to the Company Law Board, a statutory body, to direct us to register the transfer.

   Where any transfer of shares is alleged to have been made in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992, the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian law, we, the depository, investors or the Securities and Exchange Board of India may file an application with the Company Law Board for the rectification of our register of shareholders or the depository's records. The Company Law Board, after making the necessary inquiry, may direct us or the depository to rectify our register of shareholders or the depository's records.

   The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Despite this investigation, the rights of a shareholder to transfer the shares will not be restricted.

   Under Indian law, unless the shares of a company are held in dematerialized form, a transfer of shares is effected by executing a transfer instrument in the form prescribed by the Indian Companies Act, 1956 and the rules thereunder together with the delivery of the share certificates representing the transferred shares. Our transfer agent in India is Intime Spectrum Registry Private Limited, Mumbai (Bombay), Maharashtra, India.

   We have entered into listing agreements with The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Clause 40A of the listing agreement for The Stock Exchange, Mumbai provides that if an acquisition of our shares results in the acquiring person and its associates holding 5% or more of our outstanding equity shares or voting rights, the acquiring person must report its holding to us and the exchange.

   Certain provisions under Indian law may have the effect of delaying, preventing or making more difficult an acquisition or merger of our company even if the acquisition or merger is beneficial to our shareholders. Indian law requires any person who acquires 5% or more of our equity shares to disclose the same to each stock exchange on which our shares are listed. In addition, if any person and its associates acquires more than 15% of our equity shares, that person must publicly offer to acquire another 20% of our equity shares. However, no public offer is required if a person who holds between 15% and 75% of our equity shares does not acquire more than an additional 5% of our equity shares in any 12-month period. These requirements do not apply to the acquisition of ADSs, but will apply upon the conversion of ADSs into equity shares. For additional information, please see "Description of American Depositary Shares".

Disclosure of Ownership Interest

   Section 187C of the Indian Companies Act, 1956 requires beneficial owners of our shares who are not holders of record to declare to us details regarding the holder of record and the holder of record to declare details regarding the beneficial owner. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share will not be enforceable by the beneficial owner or any person claiming through the beneficial owner if the required declaration is not made.

   Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any equity shares pursuant to which the declaration has not been made, but any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. In the absence of any specific exemption granted by the Department of Company Affairs with respect to the application of this provision to the holders of ADSs, the reporting requirements under this section would apply to the holders of the ADSs and investors who exchange ADSs for the underlying equity shares. Any person who fails to comply with the provisions of the section, is liable to punishment with a fine which may extend to a sum of Rs. 1000 for every day during which the failure continues. In addition, if the Company fails to comply with the provisions of this section, then the Company and every officer of the Company who is in default, is liable to pay a fine which may extend to Rs. 100 for every day during which the default continues. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement to be entered into by the holders, our company and the depositary. See "Description of American Depositary Shares".

Audit and Annual Report

   At least 21 days (excluding the days of mailing and receipt) before the annual general meeting of our shareholders, we must distribute an abridged version of our audited balance sheet and profit and loss account and the related reports of our board of directors and the auditors to our shareholders together with a notice convening the annual general meeting. We are also required under Indian law to make available upon the request of any shareholder a complete balance sheet and profit and loss account.

   Under Indian law, we must file with the Registrar of Companies in Mumbai (Bombay), India, our balance sheet and annual profit and loss account within 30 days of the conclusion of our annual general meeting. We must also file an annual return containing a list of our registered shareholders or changes thereto and other information within 60 days of the conclusion of that meeting. The depositary will be named on this annual return as the registered shareholder of the equity shares deposited with it which are represented by ADSs.

Company Acquisition of its own Equity Shares

   Under Indian law, approval of at least 75% of a company's shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company's share capital. Pursuant to a recent amendment to the Indian Companies Act, 1956 a company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it acquired within seven days of the completion of the buy-back. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions in the Indian Companies Act, 1956, and the Securities and Exchange Board of India (Buy-back of Shares) Regulations, 1998 as amended in 1999, or Buy-back Regulations. The Buy-back Regulations apply only to public companies listed on a recognized Indian stock exchange and will therefore apply to us. However, our articles of association currently prohibit us from buying back our own securities because they were adopted prior to the insertion of Section 77A into the Indian Companies Act, 1956, which permits us to buy-back our own shares. We may amend our articles of association to reflect the new change of law in the Indian Companies Act, 1956, by a resolution passed by three-fourths of our shareholders at a general meeting of our shareholders.

   If we amend our articles of association, you may be eligible to participate in a buy-back of equity shares in certain cases. You may acquire equity shares by withdrawing your equity shares from the depositary and then selling those equity shares back to us. You should note, however, that you are prohibited from re-depositing those outstanding equity shares with the depositary and receiving ADSs. For additional information, please see "Description of American Depositary Shares--Withdrawal of Shares Upon Cancellation of ADSs" and "-- Issuance of ADSs Upon Deposit of Equity Shares".

   There can be no assurance that the equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. ADS investors are advised to consult their Indian legal counsel prior to participating in any buy-back by us.

Liquidation Rights

   Subject to the rights of creditors, employees and holders of any equity shares entitled to preferential liquidation rights, if any, in the event of the winding-up of our company, holders of the equity shares are entitled to be repaid the amounts of paid-in capital or credited as paid-in on such equity shares. All surplus assets remaining after payments are made to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

   Morgan Guaranty Trust Company of New York will act as the depositary for the ADSs pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Securities and Exchange Commission as an exhibit to a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The depositary's offices are located at 60 Wall Street, New York, New York 10060. The deposit agreement is governed by New York law. However, our obligations to the holders of our equity shares will continue to be governed by the laws of India, which are different from the laws of the United States. See "Enforcement of Civil Liabilities". American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts or "ADRs". The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, however, the depositary is initially acting as custodian.

   We are providing you a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

   Each ADS represents two of our equity shares on deposit with the custodian bank. An ADS will also represent any other property received by the depositary or the custodian on behalf of the owner of the ADS which has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

   If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. An ADS may be issued in either book-entry or certificated form by the depositary. If an ADS is issued in book-entry form you will receive periodic statements from the depositary showing your ownership interest in the ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As a holder of ADSs you appoint the depositary to act on your behalf in certain circumstances.

   As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name on the books of the depositary or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder". When we refer to "you", we assume the reader owns new ADSs and will own ADSs at the relevant time.

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Dividends and Distributions

   As an ADS holder, you will generally be entitled to receive dividends payable in respect of the equity shares represented by your ADSs. The depositary has agreed to pay cash dividends or other distributions it or the custodian receives on the deposited equity shares, after it deducts expenses. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations, as described below. Holders will receive the distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

   As an ADS holder, you will receive only dividends prorated from the date of issuance of the equity shares underlying your ADSs to the end of the fiscal year of our company for which the dividends are declared and paid. As a result, you will receive only a portion of dividends. This disparity in dividend treatment increases the probability that the price of the ADSs may not trade on par with the price of the equity shares as quoted on the stock exchanges in India on which our equity shares are traded, and may reduce the liquidity of the ADSs. ADSs withdrawn from the depositary in exchange for the underlying equity shares prior to payment of the annual dividend will receive proceeds reduced by the difference between the full dividend and the prorated dividend, upon the sale of and payment for the underlying equity shares. See "Risk Factors--Requirements under Indian law relating to the payment of dividends may reduce the value of the equity shares underlying the ADSs" and "Description of Our Equity Shares--Dividends".

 Distributions of Cash

   Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary. Cash dividends in respect of the equity shares represented by your ADSs will be paid to the depositary in Indian rupees. Upon receipt of the notice the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders. The conversion into U.S. dollars will take place only if practicable and if the Indian rupees are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In addition, before making a distribution the depositary will deduct any taxes that are due. The depositary will apply the same method for distributing the proceeds of the sale of any property held by the custodian in respect of securities on deposit. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency you may lose some or all of the value of the distribution.

 Distributions of Shares

   Whenever we make a free distribution of equity shares for the securities on deposit with the custodian, we will notify the depositary. Upon receipt of the notice, the depositary will either distribute to holders new ADSs representing the equity shares deposited, in which case each of the ADSs you hold will represent rights and interests in the additional equity shares deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds will be distributed as in the case of a cash distribution.

   The distribution of new ADSs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay taxes or governmental charges, the depositary may sell all or a portion of the new equity shares so distributed. No distribution of new ADSs will be made if it would violate applicable law (e.g., the U.S. securities laws) or if it is not practicable. If the depositary does not distribute new ADSs as described above, it will sell the equity shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

 Distributions of Rights

   Whenever we intend to distribute rights to subscribe for additional equity shares or other rights, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute these rights.

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

   The depositary will establish procedures, subject to our providing all the documentation contemplated in the deposit agreement to distribute rights to subscribe for additional ADSs and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly rather than new ADSs.

   The depositary will not distribute the rights to you if:

  .  we fail to deliver satisfactory documents to the depositary; or

  .  it is not reasonably practicable to distribute the rights.

   The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will then be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

   For specific information regarding pre-emptive rights, please see "Description of our Equity Shares--Pre-emptive Rights and Issuance of Additional Shares".

 Other Distributions

   Whenever we intend to distribute property other than cash, equity shares or rights to purchase additional equity shares, we will notify the depositary in advance. If so, we may assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

   If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

   Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

   The depositary may not be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price and any of these transactions may not be completed within a specified time period.

Changes Affecting Equity Shares

   The equity shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or other reclassification of our equity shares or a recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company.

   If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the equity shares held on deposit. The depositary may in these circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute this property to you, the depositary may sell this property and distribute the net proceeds to you as in the case of a cash distribution. If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADSs will then represent a proportionate interest in this property.

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

Issuance of ADSs Upon Deposit of Equity Shares

   The depositary will issue ADSs upon the deposit of equity shares or evidence of rights to receive equity shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such equity shares. Except for equity shares deposited by us, no equity shares may be deposited by persons located in India, residents of India or for, or on the account of, such persons.

   Equity shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such equity shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. After the closing of the offering to which this prospectus relates, unless otherwise agreed by the depositary and ourselves and permitted by applicable law, only the following may be deposited with the depositary or custodian: (1) equity shares issued as a dividend or free distribution in respect of deposited securities; (2) equity shares subscribed for or acquired by holders from us through the exercise of rights distributed by us to such persons in respect of equity shares; and (3) securities issued by us as a result of any change in par values, subdivision, consolidation and other reclassification of deposited securities or otherwise. We will inform the depositary if any of the equity shares permitted to be deposited do not rank equally with the equity shares issued in this offering and the depositary will arrange for the ADSs issuable with respect to such equity shares to be differentiated from those issued in this offering until such time as they rank equally with the equity shares issued in this offering.

   The custodian will hold all deposited equity shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADS holders thus have no direct ownership interest in the equity shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited equity shares. The deposited equity shares and any such additional items are referred to as "deposited securities".

   Upon each deposit of equity shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office.

Withdrawal of Shares Upon Cancellation of ADSs

   As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the underlying equity shares at the custodian's offices. At your risk, expense and request, the depositary may deliver the underlying equity shares to a different place. In order to withdraw the equity shares represented by your ADSs, you will be required to pay to the depositary the fees for the cancellation of your ADSs and any charges and taxes payable upon the transfer of the equity shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

   If you hold an ADR registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the equity shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

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

   You will have the right to withdraw the securities represented by your ADSs at any time except for:

  . temporary delays that may arise because (1) the transfer books for the equity shares or ADSs are closed, or (2) equity shares are immobilized on account of a shareholders' meeting or a payment of dividends;

  .  obligations to pay fees, taxes and similar charges; and

  . restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

   Unless the applicable law changes, once withdrawn, shares may not be redeposited under the deposit agreement. If you withdraw the shares evidenced by your ADSs, a stamp duty of 0.5 percent of the market value of the shares will be charged to you in respect of these withdrawn shares; provided however, you will not be required to pay such stamp duty for the transfer of shares held in dematerialized form. Any subsequent transfer of shares by you after your withdrawal of your equity shares will require the approval of the government of India, which approval must be obtained by your purchaser under the provisions, of the Foreign Exchange Management Act, 1999, with effect from June 1, 2000 unless the transfer is on a stock exchange or in connection with an offer under the Indian takeover regulations.

   The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

   You are currently prohibited from re-depositing your withdrawn equity shares with the depositary and receiving ADSs.

Voting Rights

   As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise voting rights for the equity shares represented by your ADSs. The voting rights of holders of equity shares are described in "Description of our Equity Shares--Voting Rights".

   At our request, the depositary will mail to you any notice of a shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. If the depositary receives on a timely basis voting instructions for a holder of ADSs, it will endeavor to vote the securities representing the holder's ADSs in accordance with those voting instructions.

   The ability of the depositary to carry out voting instructions, however, may be limited by practical and legal limitations, such as time zone differences and logistical problems, and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. The depositary will not itself exercise any voting discretion in respect of any deposited securities. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any one vote. If no voting instructions have been received by the depositary, the depositary will appoint a person designated by us as proxy to vote the securities.

   The depositary may, after consultation with us, if practicable, fix record dates (which shall be as near as practicable to any corresponding record date set by us) for the determination of the ADS holders who will be entitled:

  .  to receive a dividend, distribution or rights; or

  . to give instructions for the exercise of voting rights at a meeting of holders of equity shares or other deposited securities,

all subject to the provisions of the deposit agreement.

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   For additional information, please see "Risk Factors--Holders of ADSs may be restricted in their ability to exercise voting rights".

Reports and Other Communications

   The depositary will make available for inspection by ADS holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. These communications will be furnished in English.

Fees and Charges

   As an ADS holder, you will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion less than 100) issued or surrendered.

   As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

  . fees for the transfer and registration of equity shares (e.g. upon deposit and withdrawal of equity shares);

  .  expenses incurred for converting foreign currency into U.S. dollars;

  . expenses for cable, telex and fax transmissions and for delivery of newly issued securities; and

  . taxes and duties upon the transfer of securities (e.g. when equity shares are deposited or withdrawn from deposit).

   We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Amendment and Termination

   We may agree with the depositary to modify the deposit agreement at any time, without your consent. We undertake to give holders 30 days prior notice of any modifications that impose or increase any fees or charges (except for taxes, transfer and registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

   You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. Except as permitted by law, the deposit agreement cannot be amended to prevent you from withdrawing the equity shares represented by your ADSs. If a governmental body adopts new laws or rules which require the deposit agreement or the ADSs to be amended, we and the depositary may make necessary amendments, which could take effect before you receive notice thereof.

   We have the right to direct the depositary to terminate the deposit agreement at our request. The depositary must give notice to the holders at least 30 days before termination.

   Upon termination, the following will occur under the deposit agreement:

  . for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the equity shares represented by your ADSs and the delivery of all other property

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

   held by the depositary in respect of those equity shares. During this six month period the depositary will continue to collect all distributions received on the equity shares on deposit (i.e., dividends) but will not distribute any property to you until you request the cancellation of your ADSs; and

  . after the expiration of this six month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from this sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

   The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

   The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities to ADS holders

   The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

  . we and the depositary are obligated only to take the actions specifically stated in the depositary agreement without gross negligence or bad faith;

  . the depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any one vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;

  . we and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;

  . we and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control;

  . we and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for by the deposit agreement or in any provisions of the securities on deposit;

  . we and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;

  . we and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;

  . neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or ADSs. We and our agents shall be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or ADSs, which in our opinion may involve us in expense or liability, only if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished, as often as we may require; and

  .  the depositary may own and deal in deposited securities and in ADSs.

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Disclosure of Interest in ADSs

   We may, from time to time, request you and other holders and beneficial owners of ADSs to provide information as to:

  . the capacity in which you and other holders and beneficial owners own or owned ADSs;

  . the identity of any other persons then or previously interested in such ADSs; and

  .  the nature of such interest and various other matters.

   You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

   We may restrict the transfer of shares where any transfer might result in contravention of applicable law or our organizational documents. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the shares underlying your ADSs.

Pre-Release Transactions

   The depositary may, in certain circumstances, issue ADSs before receiving a deposit of equity shares or release equity shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions". The depositary may pre-release ADSs only if:

  . the depositary has received collateral for the full market value of the pre-released ADSs; and

  . each recipient of pre-released ADSs agrees in writing that he or she owns the underlying equity shares, assigns all rights in such shares to the depositary, holds such shares for the account of the depositary and will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

   In general, the number of pre-released ADSs will not be more than 30% of all ADSs outstanding at any given time. However, the depositary may change or disregard such limit from time to time as it deems appropriate. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers). The depositary may retain the compensation received from the pre-release transactions.

Taxes

   You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property, including your ADSs, on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes and government charges that are due.

   The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADSs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

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             RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

General

   Prior to June 1, 2000 foreign investment in Indian securities, including the acquisition, sale and transfer of securities in Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973. With effect from June 1, 2000, foreign investment in Indian securities is regulated by the provisions of the Indian Foreign Exchange Management Act, 2000 and the accompanying rules and regulations issued by the Reserve Bank of India and the notifications issued by the Ministry of Finance. A summary of the foreign investment regime in India is provided below.

ADR Guidelines

   As a result of recent changes in Indian policy, Indian companies issuing ADRs are no longer required to obtain the approval of the Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as amended from time to time. However since this change was effected only recently, and since we had applied for the "in-principle" approval of the Ministry of Finance prior to the change being effected, we currently have obtained the "in-principle" approval of the Ministry of Finance for the ADR issue. As a result of these recent changes, we will not be required to obtain either the final approval of the Ministry of Finance or the approval of the Reserve Bank of India. However, we will be required to furnish full particulars of the issue, including the underlying equity shares representing the ADRs to the Ministry of Finance and the Reserve Bank of India within 30 days following the completion of this offering. In addition, we will be required to furnish a quarterly return in the prescribed form to the Reserve Bank of India within 15 days from the close of the calendar quarter.

   We have applied to the Ministry of Finance for their approval for the issue of ADR-linked stock options to our employees, directors, and officers of our subsidiaries and associate companies.

   The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme is distinct from other policies described below relating to investments in Indian companies by foreign investors.

Foreign Direct Investment

   Previously, there were limits on foreign equity holdings in all Indian companies. The Government of India formed the Foreign Investment Promotion Board, or FIPB, to negotiate with large foreign companies wishing to make long-term investments in India. Over time, the Government of India has relaxed the restrictions on foreign investment.

   Currently, subject to certain exceptions, and as a result of recent changes in Indian policy, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies would not require the prior approval of either the FIPB or the Reserve Bank of India. Currently, any foreign direct investment in our company would not require the prior approval of the FIPB, unless the proposed foreign direct investment is in excess of Rs. 6.0 billion. However, since the changes to Indian policy have been effected only recently, and since we had already applied to the FIPB prior to these changes being effected and since the foreign direct investment in Silverline pursuant to the ADR issue is in excess of Rs. 6.0 billion, we have received the approval of the FIPB for the proposed foreign investment in Silverline pursuant to the ADR issue.

   In cases where FIPB approval is obtained, no prior approval of the Reserve Bank of India is required although a declaration in the prescribed form giving details of the foreign investment, is required to be filed

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

with the Reserve Bank of India once the foreign investment is made in the Indian company. We have obtained the approval of the FIPB, a copy of which will be made available for public inspection at our corporate office or provided upon written request to our chief financial officer. As discussed above, we will also be required to file a post-investment declaration with the Reserve Bank of India.

   In cases where approval of neither the FIPB or the RBI is required, a declaration giving details of the foreign investment is required to be filed with the Reserve Bank of India once the foreign investment is made in the Indian company.

   This discussion on the foreign direct investment regime in India applies only to a new issue of shares made by Indian companies and does not apply to a transfer of shares.

Investment by Non-Resident Indians and Overseas Corporate Bodies Owned At Least 60% By Non-Resident Indians

   A variety of special methods for making investments in shares of Indian companies are available to individuals of Indian nationality or origin residing outside India, or non-resident Indians, and to overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies. These methods permit non-resident Indians and overseas corporate bodies to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route.

Investment by Foreign Institutional Investors

   In September 1992, the government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in all securities of listed and unlisted companies in India. Under the guidelines, foreign institutional investors must obtain an initial registration from the Securities and Exchange Board of India and a general permission from the Reserve Bank of India. However, since the Securities and Exchange Board of India provides a single window clearance, a single application must be made to the Securities and Exchange Board of India.

   Foreign institutional investors are also required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or foreign institutional investor regulations. A registered foreign institutional investor may buy, subject to the ownership restrictions discussed below, and freely sell securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards the sale or renunciation of rights offerings of shares.

   Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may make direct foreign investments in Indian companies.

   There is uncertainty under Indian law as to the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisors.

Ownership Restrictions

 Portfolio investments in Indian companies

   The Securities and Exchange Board of India and the Reserve Bank of India regulations restrict portfolio investments in Indian companies by foreign institutional investors, non-resident Indians and overseas corporate bodies, all of which we refer to as foreign portfolio investors.

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

   Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased to 40% if the shareholders of the company pass a special resolution to that effect. The 10% limit referred to above may be increased to 24% if the shareholders of the company pass a special resolution to that effect. The Reserve Bank of India also requires that no single foreign institutional investor hold more than 10% of the shares of an Indian company and that no single non-resident Indian or overseas corporate body hold more than 5% of the shares of an Indian company.

 Takeover code

   Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or takeover code, upon the acquisition of more than 5% of the outstanding shares or voting rights of a listed company in India, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the takeover code. Since our company is a listed company in India, the provisions of the takeover code will apply to us. However, the provisions of the takeover code will apply to an ADS holder only once the holder converts the ADSs into the underlying equity shares.

                               EXCHANGE CONTROLS

Restrictions on Conversion of Indian Rupees

   There are restrictions on the conversion of Indian rupees into U.S. dollars. Since August 1994, the government of India has substantially complied with its obligations to the International Monetary Fund or IMF, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments.

Restrictions on the Sale of the Equity Shares underlying the ADSs and the Repatriation of Sale Proceeds

   ADSs issued by Indian companies to non-residents have free transferability outside India. However, a holder of our ADSs who converts their ADSs into equity shares will be required to seek prior approval for the sale from the Reserve Bank of India for the sale of such shares which are not:

  .  sold on a recognized Indian stock exchange; or

  .  sold pursuant to a tender offer under Indian law.

It is unlikely that the Reserve Bank of India will allow a sale price higher than the market price of the equity shares.

   In addition, foreigners other than registered foreign institutional investors and non-resident Indians cannot purchase stock on Indian stock exchanges. Further, there are clear limits to the number of shares that each registered foreign institutional investors and non-resident Indians can acquire in our company. However, subject to certain conditions, a non-resident can transfer the equity shares to another non-resident without the prior approval of the Reserve Bank of India.

   For further information, please see "Restrictions on Foreign Ownership of Indian Securities", "Exchange Controls" and "Government of India Approvals". Further, equity shares received upon conversion of ADSs may not be traded on The Stock Exchange, Mumbai, The National Stock Exchange or any other Indian exchange on which our equity shares are traded, until those equity shares have been listed on the applicable stock exchange, a process which we expect will be completed shortly after this offering. However, we cannot

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assure you that this process will be completed in a timely manner, or at all.
Investors who seek to sell in India any equity shares withdrawn from the depositary are allowed to convert the Indian rupee proceeds from the sale into foreign currency and repatriate the foreign currency proceeds from India through an authorized dealer without the approval of the Reserve Bank of India provided such a sale is made on a recognized Indian stock exchange through a registered Indian broker at prevailing market rates or if the sale is made under the Takeover Regulations or the prior approval of the Reserve Bank of India has been obtained for the sale of the equity shares. In such cases, the sale proceeds may be repatriated after payment of applicable taxes and stamp duties. For additional information, please see "Risk Factors--Your ability to sell in India any of our equity shares received upon conversion of any ADSs may be subject to delays if approvals required from the government of India and listing on stock exchange is delayed" and "Taxation--Indian Taxation".

   For further information, please see "Restrictions on Foreign Ownership of Indian Securities", "Exchange Controls" and "Government of India Approvals".

   Further, equity shares received upon conversion of ADSs may not be traded on The Stock Exchange, Mumbai, The National Stock Exchange or any other Indian exchange on which our equity shares are traded, until those equity shares have been listed on the applicable stock exchange, a process which we expect will be completed shortly after this offering. However, we cannot assure you that this process will be completed in a timely manner, or at all.

   Investors who seek to sell in India any equity shares withdrawn from the depositary are allowed to convert the Indian rupee proceeds from the sale into foreign currency and repatriate the foreign currency proceeds from India, through an authorized dealer without the prior approval of the Reserve Bank of India provided such a sale is made on a recognized Indian stock exchange through a registered Indian broker at prevailing market rates or if the sale is made under the Takeover Regulations or the prior approval of the Reserve Bank of India has been obtained for the sale of the equity shares. In such cases, the sale proceeds may be repatriated after payment of applicable taxes and stamp duties. For additional information, please see "Risk Factors--Your ability to sell in India any of our equity shares received upon conversion of any ADSs may be subject to delays if approvals required from the government of India and listing on stock exchange is delayed" and "Taxation--Indian Taxation".

                         GOVERNMENT OF INDIA APPROVALS

   We have obtained all necessary approvals from the Ministry of Finance and the Ministry of Industry of the government of India for this offering. However, we are required to furnish the full particulars of the issue to the Ministry of Finance and the Reserve Bank of India within 30 days of the completion of this transaction. We are also required to inform the Reserve Bank of India of any repatriation of issue proceeds held abroad immediately on such repatriation and file quarterly returns with the Reserve Bank of India within 15 days of the close of the calendar quarter. Copies of the approvals from the Ministry of Finance and the Ministry of Industry will be made available for public inspection at our corporate office or provided upon written request to our Chief Financial Officer.

   On January 20, 2000, the Reserve Bank of India issued a notification under the provisions of the Indian Foreign Exchange Regulation Act, 1973 ("FERA") relaxing the requirement of prior approval for an Indian company issuing ADS, provided that the issuing company is eligible to issue ADSs in terms of the guidelines issued by the Ministry of Finance and the issuing company has the necessary approval, if required, of the Ministry of Commerce and Industry. We satisfy both the criteria mentioned above and hence we will not be required to obtain the prior approval of the Reserve Bank of India for this offering. Through this notification the Reserve Bank of India has also granted general permission for the following:

  .  foreign investors, to acquire ADSs and equity shares issued by us;

  . us to issue ADSs and to transfer and register the equity shares represented by the ADSs issued by us in the name of the depositary or its nominee;

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  .  us to remit dividends on the equity shares represented by ADSs at market rates, when payable, through an authorized dealer, as and when due subject to the payment of any applicable Indian taxes;

  . us to issue any rights or bonus equity shares represented by the ADSs issued by us;

  . us to export equity shares from India for transfer outside of India upon withdrawal from the depositary facility; and

  . you to freely transfer the ADSs outside India between non-residents of India, which transfers are subject to applicable foreign securities law.

   The notification issued by the Reserve Bank of India on January 20, 2000 referred to above was issued under the FERA which has now been repealed pursuant to the introduction of the Indian Foreign Exchange Management Act, 1999 ("FEMA"). The FEMA has been in effect since June 1, 2000. However, there is a provision in the FEMA which states that even though the FERA was repealed since June 1, 2000, any notification, order, notice or exemption granted under FERA will, in so far it is not inconsistent with the provisions of the FEMA be deemed to have been done or taken under the FEMA. In light of this, the provisions of the notification dated January 20, 2000 referred to above is still in force.

   Transfers of equity shares in our company made by a person resident outside India to a person resident in India, where such sales are not made on a recognized Indian stock exchange through a registered Indian broker at prevailing market rates, require the non-resident Indian to apply for Reserve Bank of India approval by submitting a Form TS1. Form TS1 requires information as to the transferor, transferee, the shareholding structure of our company, the proposed sale price per share and other similar information. The price at which the Reserve Bank of India would approve the transfer or sale would generally be the market price of the shares because the sale at a price higher than the market price of the shares would result in an outflow of foreign exchange from India. Once approval of the Reserve Bank of India has been received, the proceeds from such transfers may be transferred outside India after payment of applicable taxes and stamp duties. For additional information, please see "Taxation--Indian Taxation".

   Any person resident outside India desiring to sell equity shares received upon surrender of ADSs or otherwise transfer such equity shares within India should seek the advice of Indian legal counsel as to the requirements applicable at that time.

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                                    TAXATION

Indian Taxation

   General. The following discussion is based on the opinion of Nishith Desai Associates, Mumbai (Bombay), India. This discussion of our principal Indian tax consequences for holders of ADSs and equity shares received upon conversion of equity shares by holders who are not a resident of India, whether of Indian origin or not and resident employees of our company who receive employee stock options linked to the ADSs pursuant to an employee stock option plan, or ESOP, is based on the provisions of the Indian Income-tax Act, and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, or the Foreign Currency Convertible Bonds and Ordinary Shares Scheme. The Income-tax Act is amended every year by the Finance Act.

   This summary is valid as of the date of this prospectus and is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares. Personal tax consequences of an investment may vary for non-resident holders in various circumstances and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

   Residence. For purposes of the Indian Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

  .  a period or periods amounting to 182 days or more; or

  . 60 days or more and, within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

  . 182 days or more, in the case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

   A company is a resident of India in any fiscal year if it is incorporated in India or the control and the management of its affairs is situated wholly in India in that year. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

   Taxation of Distributions. Pursuant to the Finance Act, 1997, dividends paid to shareholders (whether resident in India or not) are not subject to withholding tax because such tax has been abolished. However, the company that pays a dividend is subject to a dividend distribution tax of 11% including the presently applicable surcharge, on the total amount it distributes, declares or pays as a dividend, in addition to normal corporation tax. The Indian Finance Act, 2000 increases the dividend distribution tax to 22% commencing June 1, 2000.

   In addition, any distribution of additional ADSs, equity shares or rights to subscribe for equity shares made to non-resident or resident holders with respect to ADSs or equity shares will not be subject to Indian tax.

   Taxation of Capital Gains. The following is a brief summary of the taxation of capital gains with respect to ADSs acquired by non-residents and our employees. Long-term capital gains are gains upon the sale of equity shares held for more than 12 months. Short-term capital gains are gains upon the sale of equity shares held for 12 months or less. The relevant provisions are contained in sections 45, 47(viia), 115AC and 115ACA of the Income Tax Act. They are:

   1. Any sale of ADSs by a non-resident outside India to another non-resident is not regarded as a transfer, and therefore any realization of capital gains therefrom, whether long-term or short-term, will not be taxable.

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   2. Long-term capital gains realized on the sale of equity shares held by non-residents obtained upon conversion of ADSs are taxed at the rate of 10%. The Indian Finance Act, 2000 increases the rate of tax, in the case of non-residents, other than companies, by a surcharge of 10% on such tax where the total income exceeds $1,358 (Rs. 60,000) but does not exceed $3,370 (Rs. 150,000) and by a surcharge of 15% where the total income exceeds $3,370 (Rs. 150,000).

   3. Short-term capital gains realized on the sale of equity shares held by foreign companies obtained upon conversion of ADSs are taxed at the rate of 48%. The rate for non-resident individuals is 30%. The Indian Finance Act, 2000 increases the rate of tax by a surcharge of 10% where the total income exceeds $1,358 (Rs. 60,000) but does not exceed $3,370 (Rs. 150,000) and by a surcharge of 15% where the total income exceeds $3,370 (Rs. 150,000). These rates may be reduced by an applicable tax treaty that India may have with the country of residence of the seller.

   4. Any long-term capital gains realized by our Indian resident employees upon the sale of ADSs received pursuant to a notified stock option plan pertaining to ADSs would be taxed at the rate of 11% inclusive of the surcharge imposed on residents of India provided the plan complies with the government of India's guidelines for ADS linked stock options. The Indian Finance Act, 2000 increases this rate to 11.5% for those employees whose income exceeds Rs. 150,000. Short-term capital gains realized by these employees would be taxed at applicable rates up to a maximum of 33%. The Indian Finance Act, 2000 increases the rate to 34.5% for those employees whose income exceeds Rs. 150,000. Our employees who are not residents of India and who are rendering services outside India would not be taxable under Section 115ACA but should be eligible for benefits of Section 45 read with 47(viia) or Section 115AC described above.

   The Issue of Foreign Currency Convertible Bonds and Ordinary Share Scheme provides that if equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, the equity shares will no longer be eligible for concessional tax treatment. Further, it is unclear as to whether the concessional tax treatment under Sections 115AC and 115ACA and the Issue of Foreign Currency Convertible Bonds and Ordinary Share Scheme is available to a non-resident who acquires equity shares outside India from a holder of equity shares after that holder receives the equity shares upon surrender of ADSs. Nishith Desai Associates is therefore unable to give an opinion as to the issue of concessional tax treatment.

   Also, subscription rights or other rights attached to the ADSs are not expressly covered by Section 115AC or 115ACA. It is therefore unclear, as to whether capital gain derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty or a resident holder to any non-resident outside India may be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation on capital gains.

   Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of equity shares to an Indian resident or inside India generally will be subject to Indian capital gains tax. The India-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Share Scheme, the purchase price of equity shares received in exchange for ADSs will be the prevailing market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. A non-resident holder's holding period for purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax starts for them.



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   Withholding Tax. A buyer of equity shares from a non-resident holder will be required to withhold tax in respect of the capital gains realized by the non-resident holder upon the sale of the equity shares before remitting the sale proceeds. In addition, the withholding tax rate varies depending on various conditions.

   Buy-Back of Securities. Indian companies are not subject to any tax in connection with the buy-back of their shares. However, the shareholders (both resident and non-resident) will be taxed on any gain at long-term or short-term capital gains tax rates, as applicable. Our company would be required to deduct tax in India in accordance with the capital gains tax liability of the shareholder who is a non-resident.

   Stamp Duty and Transfer Tax. Upon the issuance of the equity shares underlying our ADSs, we will be required to pay a stamp duty of Rs. 1 per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder or the resident employee, as the case may be, will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs exchanged for equity shares. A sale of equity shares by a non-resident holder or a resident employee will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Transfers of equity shares in dematerialized form is currently not subject to stamp duty.

   Wealth Tax. The holding of the ADSs or the underlying equity shares will be exempt from Indian wealth tax. ADS holders are advised to consult their own tax advisers on this issue.

   Gift Tax and Estate Duty. Indian gift tax was abolished as of October 1998. Estate duty was abolished in India as of March 1985. However, we cannot assure you that these taxes and duties will not be revived. ADS holders are advised to consult their own tax advisors in this context.

   Service Tax. Brokerage commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 5%. The stockbroker is responsible for collecting the service tax from the stockholder and paying it to the relevant authority.

   Prospective purchasers should consult their own tax advisors with respect to Indian and local tax consequences of acquiring, converting, owning or disposing of equity shares or ADSs.

United States Federal Taxation

   The following is a summary of the material U.S. federal income tax matters that may be relevant with respect to the acquisition, ownership and sale of equity shares or ADSs. This summary addresses the U.S. federal income tax considerations of holders who are "United States persons" and holders who are not "United States persons", in each case so long as they hold equity shares or ADSs as capital assets. We refer to these persons as U.S. holders and non-U.S. holders, respectively.

   A United States person is:

  . a citizen or resident of the United States under U.S. federal income tax laws;

  . a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision of the United States;

  . an estate if its income is subject to U.S. federal income taxation regardless of its source; and

  . a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have authority to control all substantial decisions of the trust.

   If a partnership holds equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding equity shares or ADSs, we suggest that you consult your tax advisor.

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   This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

  .  banks and financial institutions;

  .  insurance companies;

  .  dealers in securities or currencies;

  .  tax-exempt entities;

  . persons that will hold equity shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes;

  .  persons whose "functional currency" is not the U.S. dollar; or

  . persons who actually or constructively own 10% or more of our equity shares.

   This summary is based on the tax laws of the United States as in effect on the date of this prospectus and on United States Treasury Regulations in effect (or, in certain cases, proposed) as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

   Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

   Prospective purchasers should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

 Taxation of U.S. Holders

   Dividends. Except as otherwise noted in the passive foreign investment company discussion below, distributions of cash or property (other than equity shares, if any, distributed pro rata to all our shareholders, including holders of ADSs) with respect to equity shares will be includible in gross income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depositary, to the extent such distributions are made from our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the gross income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is includible in the gross income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars on such date. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is received to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder's tax basis in the equity shares or ADSs and thereafter as capital gain. No dividends from us will be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

   A U.S. holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian taxes paid by us unless it is a U.S. corporation owning 10% or more of our voting stock.

   U.S. holders should be aware that dividends paid by us generally will constitute "passive income" or, in the case of certain U.S. holders, "financial services income" for purposes of the foreign tax credit. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer. U.S. holders should consult their own tax advisors with respect to the potential consequences of those limitations.

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   Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder's tax basis in the equity shares or ADSs, as the case may be. Subject to the PFIC discussion below, such gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive income or loss for U.S. foreign tax credit purposes.

   Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if it satisfies either of the following two tests:

  .  75% or more of its gross income for the taxable year is passive income;
     or

  . on average for the taxable year by value (or, if we so elect, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

   We do not believe that we satisfy either of the tests for passive foreign investment company status. Nonetheless, if we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

  . pay an interest charge together with tax calculated at maximum ordinary income rates on certain "excess distributions" (defined to include certain distributions from us as well as gain on a sale or other disposition of equity shares or ADSs);

  . if a Qualified Electing Fund election is made, to include in their taxable income their pro rata share of certain undistributed amounts of our income; or

  . if the equity shares are "marketable" and a mark-to-market election is made, to mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

 Taxation of Non-U.S. Holders

   Dividends. A Non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on equity shares or ADSs unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States but may be subject to taxation of other countries. Prospective non-U.S. holders are advised to consult their own tax consultants on this issue.

   Sale or Exchange of Equity Shares or ADSs. A Non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such equity shares or ADSs unless:

  . such gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the U.S.; or

  . in the case of any gain realized by an individual Non-U.S. holder, the holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

 Backup Withholding Tax and Information Reporting Requirements

   Under current U.S. Treasury Regulations, dividends paid on equity shares or ADSs, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. Information reporting will apply to payments of dividends on, and to proceeds from the sale or redemption of, equity shares or ADSs by a paying agent (including a broker) within the United States to a U.S. holder (other than an "exempt recipient", including a corporation, a payee that is a Non-U.S. holder that provides an

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appropriate certification and certain other persons). In addition, a paying agent within the United States will be required to withhold 31% of any proceeds from the sale or redemption of equity shares or ADSs within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

   The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. Prospective purchasers of ADSs offered by this prospectus should consult their own tax advisors concerning the tax consequences of their particular situation.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our ADSs, and no prediction can be made as to the effect, if any, that market sales of ADSs or equity shares or the availability of ADSs or equity shares for sale will have on the market price of the ADSs prevailing from time to time. Nevertheless, sales of a substantial number of our equity shares in the public market following this offering, whether such sales are made on the Indian stock exchanges on which our equity shares are traded or into the United States market by the conversion of our outstanding equity shares into ADSs, if permitted in the future by the government of India, or the perception that such sales could occur, could adversely affect the market price of the ADSs and could impair our future ability to raise capital through the sale of our equity securities. For additional information, please see "Risk Factors--There has been no prior market for our ADSs and the initial public offering price may not be indicative of future trading prices".

   Upon completion of this offering, 73,200,000 equity shares will be issued and outstanding, including 8,700,000 equity shares represented by 4,350,000 ADSs issued in connection with this offering. Of the 64,500,000 equity shares issued and outstanding prior to the issuance of the ADSs, holders of approximately 30,420,221 equity shares have agreed not to, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any of our equity shares or ADSs for a period of 180 days following the date of this prospectus. Of these 30,420,221 equity shares, our Chairman has pledged 6,500,000 under a loan and pledge agreement. The lender will not be subject to the 180-day lockup and the pledged shares may be sold by the lender in the event of a default under the loan and pledge agreement. There are no payments due under the loan and pledge agreement until after the 180-day lockup expires. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up arrangements at any time without notice.

   Substantially all our equity shares that are not subject to these lock-up arrangements will be freely tradable in India immediately following this offering. Upon expiration of the 180-day lock-up period, or earlier with the required consent, substantially all our equity shares will be available for sale on the Indian stock exchanges on which our equity shares are traded. Sales of substantial amounts of equity shares, or the availability of such shares for sale, could materially adversely affect the market price of the ADSs and could impair our future ability to raise capital through the sale of our equity shares. For additional information, please see "Risk Factors--Virtually all our shares will be eligible for sale shortly after the offering and substantial sales of our shares could cause our share price to fall".

                                  UNDERWRITING

   The global offering consists of (1) a U.S. offering of an aggregate of 3,045,000 shares in the form of ADSs in the United States and Canada and (2) an international offering of an aggregate of 1,305,000 shares in the form of ADSs outside the United States, Canada and India. Salomon Smith Barney Inc. is the global coordinator and bookrunner of this global offering.

   Subject to the terms and conditions stated in the U.S. underwriting agreement dated the date hereof, each U.S. underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of ADSs set forth opposite the name of such underwriter.

                                                                        Number
                                                                        of ADSs
                                                                       ---------
   Salomon Smith Barney Inc........................................... 2,283,750
   ABN AMRO Incorporated..............................................   609,000
   Jefferies & Company, Inc...........................................   152,250
                                                                       ---------
     Total............................................................ 3,045,000
                                                                       =========

   Subject to the terms and conditions stated in the international underwriting agreement dated the date hereof, each international underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter the number of ADSs set forth opposite the name of such international underwriter:

                                                                        Number
                                                                        of ADSs
                                                                       ---------
   Salomon Brothers International Limited.............................   913,500
   ABN AMRO Rothschild................................................   261,000
   CLSA Limited.......................................................   130,500
                                                                       ---------
     Total............................................................ 1,305,000
                                                                       =========

   The U.S. underwriting agreement and the international underwriting agreement provide that the obligations of the underwriters to purchase the ADSs included in the offering are subject to approval of certain legal matters by counsel and to certain other conditions. The U.S. underwriters and the international underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs. The offering price and aggregate underwriting discounts and commissions per share for the U.S. offering and the international offering are identical. In addition, the U.S. and the international offerings are each conditioned upon the closing of the other.

   The U.S. underwriters and the international underwriters propose to offer some of the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus and some of the ADSs to certain dealers at the public offering price less a concession not in excess of $1.05 per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per ADS on sales to certain other dealers. If all of the ADSs are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

   We have granted to the U.S. underwriters and the international underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 650,000 additional ADSs at the public offering price less the underwriting discount. The U.S. underwriters and the international underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each U.S. underwriter and international underwriter will be obligated, subject to certain conditions, to purchase a number of additional ADSs approximately proportionate to such U.S. underwriter's or international underwriter's initial purchase commitment.

   At our request, certain of the underwriters have reserved up to 5% of the ADSs for sale at the initial public offering price to persons who are our directors, officers or employees, or who are otherwise associated with us and our affiliates, and who have advised us of their desire to purchase such ADSs. The number of ADSs available for sale to the general public will be reduced to the extent of sales of these reserved ADSs. Any ADSs not so purchased will be offered by the underwriters on the same basis as all other ADSs offered hereby. We have agreed to indemnify those certain underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with the sales of these reserved ADSs.

   The underwriters for each of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs. The U.S. and international underwriters also have agreed that they may sell ADSs between their respective underwriting syndicates. The number of ADSs actually allocated to each offering may differ from the amount offered due to reallocation among the U.S. offering and the international offering.

   Our officers and directors and certain other stockholders of Silverline Technologies Limited have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any equity shares or ADSs of Silverline Technologies Limited or any securities convertible into or exchangeable for such equity shares or ADSs. Of these 30,420,221 equity shares, our Chairman has pledged 6,500,000 under a loan and pledge agreement. The lender will not be subject to the 180-day lockup and the pledged shares may be sold by the lender in the event of a default under the loan and pledge agreement. There are no payments due under the loan and pledge agreement until after the 180-day lockup expires. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were the price of Silverline equity shares on The Stock Exchange, Mumbai, and our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, the economic conditions in and future prospects for the information technology industry and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. The prices at which the ADSs will sell in the public market after this offering may be lower than the price at which they are sold by the underwriters and an active trading market in the ADSs may not develop and continue after this offering.

   We have been approved to have our ADSs listed on The New York Stock Exchange under the symbol "SLT", subject to official notice of issuance.

   The following table shows the underwriting discounts and commissions to be paid to the U.S. underwriters and the international underwriters by Silverline in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

                                                            Paid by Silverline
                                                           ---------------------
                                                               No        Full
                                                            Exercise   Exercise
                                                           ---------- ----------
Per ADS................................................... $     1.75 $     1.75
Total..................................................... $7,612,500 $8,750,000

   In connection with the global offering, Salomon Smith Barney Inc. and Salomon Brothers International Limited, on behalf of the underwriters, may purchase and sell ADSs or equity shares in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of ADSs or equity shares in excess of the number of ADSs to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of ADSs or equity shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of ADSs or equity shares made for the purpose of preventing or retarding a decline in the market price of the ADSs or equity shares while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that underwriter.

   Any of these activities may cause the price of the ADSs or the equity shares to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad on which we are listed and on The National Stock Exchange and most other major exchanges in India on which our equity shares are also traded and the New York Stock Exchange and, if commenced, may be discontinued at any time.

   Prior to this offering, Jefferies & Company, Inc. owned an aggregate of approximately 4.79% of Silverline Holdings, Corp. equity shares. Jefferies & Company, Inc. sold this interest in February, 2000. As a result, Jefferies & Company, Inc. could be deemed to have a "Conflict of Interest" with us under paragraph (b) (7) of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD. Accordingly, the representatives are offering the ADSs in compliance with the applicable provisions of Rule 2720. Subject to NASD review, Salomon Smith Barney Inc. proposes to act as "qualified independent underwriter" for the purposes of this offering. The public offering price of ADSs will be no higher than that recommended by the qualified independent underwriter.

   The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

   Silverline has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

   The validity of the ADSs offered by the Company by this prospectus will be passed upon for the Company by Greenberg Traurig, LLP, special United States counsel for the Company. The validity of the ADSs offered by the Company by this prospectus, and certain other matters in connection with this offering, will be passed upon for the Company by Sidley & Austin, special United States counsel for the Company. The validity of the equity shares represented by the ADSs offered by the Company by this prospectus and certain other Indian legal matters will be passed upon by Nishith Desai Associates, Mumbai (Bombay), India, Indian counsel for the Company. Certain matters in connection with this offering will be passed upon on behalf of the underwriters by Cravath, Swaine & Moore, United States counsel for the underwriters.

                                    EXPERTS

   Deloitte Haskins and Sells (a member firm of Deloitte Touche Tohmatsu), independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, as set forth in their report. We have included our consolidated financial statements in this prospectus in reliance upon the report of Deloitte Haskins and Sells, India, a member firm of Deloitte Touche Tohmatsu, given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   In accordance with the Securities Act of 1933, we have filed with the Securities and Exchange Commission a registration statement on Form F-1, which includes amendments, exhibits, schedules and supplements, with respect to the ADSs and the underlying equity shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, omits certain parts of the registration statement in accordance with the rules and regulations of the Securities and Exchange Commission. A related registration statement on Form F-6 has also been filed to register our ADSs. Statements made in this prospectus describing any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement.

   For further information about our company, our equity shares and the ADSs, please refer to the registration statement.

   The registration statement including its exhibits and schedules may be inspected without charge at:

  . the principal office of the Securities and Exchange Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and

  . the regional offices of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048.

   Copies of the material may also be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We did not file the registration statement electronically.

   After the ADSs are listed on the New York Stock Exchange, Inc. information concerning Silverline will also be available for inspection at the offices of the exchange, 20 Broad Street, New York, New York 10005.

   Information from Software Productivity Research may be obtained by contacting them at (781) 273-0140.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell ADSs and seeking offers to buy ADSs in any jurisdiction where offers and sales are not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                          REPORTS TO SECURITY HOLDERS

   Upon consummation of this offering, we will become subject to the information requirements of the Securities Exchange Act of 1934 that are applicable to foreign private issuers. In accordance with these requirements, we will file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the Securities and Exchange Commission. These reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission identified in this prospectus under "Where You Can Find More Information". However, we currently do not file such reports electronically.

   As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act of 1934 regarding the delivery and content of proxy statements. Our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934.

   Under the Exchange Act, we will not be required to publish consolidated financial statements as frequently or as promptly as U.S. companies. However, we will deliver to the depositary our annual reports, which will include annual audited consolidated financial statements prepared in accordance with U.S. GAAP, and quarterly reports, which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The depositary has agreed with us that, upon our request, it will promptly mail these reports to all registered holders of our ADSs. We will also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available by us to our shareholders. The depositary will arrange for the mailing of these documents to record holders of our ADSs. For additional information, please see "Description of American Depositary Shares" and "Where You Can Find More Information".

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of December 31, 1998, 1999 and March 31,
 2000 (unaudited)......................................................... F-3
Consolidated Statements of Income for the Years Ended December 31, 1997,
 1998, 1999 and the three-month period ended March 31, 2000 (unaudited)... F-4
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1998, 1999 and the three-month period ended March 31, 2000
 (unaudited).............................................................. F-5
Notes to Consolidated Financial Statements................................ F-6

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Silverline Technologies Limited:

   We have audited the accompanying consolidated balance sheets of Silverline Technologies Limited and subsidiaries, as of December 31, 1999 and 1998 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silverline Technologies Limited and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

   As described in Note 1, these consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, which differ in certain material respects from the generally accepted accounting principles in India, which form the basis of the Company's general purpose financial statements.

                                          DELOITTE HASKINS & SELLS

Place: Mumbai, India
Date: May 2, 2000

                  SILVERLINE TECHNOLOGIES LTD AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    Unaudited
                                       December 31,  December 31,   March 31,
                                           1998          1999          2000
                                       ------------  ------------  ------------
(in U.S. $)
ASSETS
Current assets:
  Cash and cash equivalents........... $ 12,528,234  $20,661,829   $ 20,609,336
  Accounts receivable--net............   24,394,589   22,776,996     33,633,433
  Unbilled project costs..............      315,672      687,399        435,932
  Prepaid expenses and other current
   assets.............................    4,742,131    3,274,459      6,853,450
  Deferred taxes......................      287,724      362,743        362,743
                                       ------------  -----------   ------------
    Total current assets..............   42,268,350   47,763,426     61,894,894
Property, plant and equipment--net....   21,021,891   34,596,930     34,185,532
Intangible assets--net................    4,541,542    4,373,498      4,131,590
Deferred taxes........................       74,175      109,493        109,493
Investments...........................      115,886      115,389        115,389
Other assets..........................    1,253,304      686,770        688,020
                                       ------------  -----------   ------------
    Total assets...................... $ 69,275,148  $87,645,506   $101,124,918
                                       ============  ===========   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
   expenses........................... $  3,452,342  $ 5,709,568   $  7,139,820
  Advance from customers..............        7,072       14,893            --
  Current portion of long-term debt
   and capital lease obligation.......    1,473,290    2,150,382      2,052,107
  Working capital facilities from
   banks..............................   10,770,515    6,925,504     11,716,438
  Other accrued liabilities...........    4,781,844    3,888,085      3,112,114
                                       ------------  -----------   ------------
    Total current liabilities.........   20,485,063   18,688,432     24,020,479
Long-term debt and capital lease
 obligations..........................    5,510,404      316,732        329,155
Commitments and contingencies.........          --           --             --
Stockholders' equity:
  Equity shares, $0.23 per share par
   value--85,000,000 authorized as of
   1999, 65,000,000 authorized as of
   1998: issued and outstanding--
   64,500,000 as of 1999 and March 31,
   2000 42,449,970 as of 1998.........   13,237,731   18,305,532     18,305,532
  Additional paid-in capital..........   14,407,281   23,156,472     24,665,866
  Accumulated other comprehensive
   income/(expense)...................   (3,546,454)  (3,942,243)    (4,061,122)
  Deferred, stock-based compensation..          --    (2,164,486)    (1,302,846)
  Retained earnings...................   19,181,123   33,285,067     39,167,854
                                       ------------  -----------   ------------
    Total stockholders' equity........   43,279,681   68,640,342     76,775,284
                                       ------------  -----------   ------------
    Total liabilities and
     stockholders' equity............. $ 69,275,148  $87,645,506   $101,124,918
                                       ============  ===========   ============

          See accompanying notes to consolidated financial statements

                  SILVERLINE TECHNOLOGIES LTD AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

             For the Years Ended December 31, 1997, 1998, and 1999

                                                                   Three Months Ended
                                                                        March 31,
                                                                 ------------------------
                             1997         1998         1999         1999         2000
                          -----------  -----------  -----------  -----------  -----------
                                      (in U.S. $)                (unaudited)  (unaudited)
Revenue.................  $46,768,627  $60,219,458  $87,576,908  $16,996,795  $30,998,158
Cost of revenue.........   25,052,547   31,273,001   49,445,513    9,093,140   16,112,368
                          -----------  -----------  -----------  -----------  -----------
Gross profit............   21,716,080   28,946,457   38,131,395    7,903,655   14,885,790
                          -----------  -----------  -----------  -----------  -----------
Operating expenses:
  Selling, general and
   administrative
   expenses.............   10,342,019   11,316,545   13,140,710    2,564,259    5,688,153
  Stock-based
   compensation.........          --           --       532,065          --       861,640
  Depreciation and
   amortization.........    4,944,901    4,414,991    4,095,227    1,024,093      939,462
                          -----------  -----------  -----------  -----------  -----------
Total operating
 expenses...............   15,286,920   15,731,536   17,768,002    3,588,352    7,489,255
                          -----------  -----------  -----------  -----------  -----------
Operating income........    6,429,160   13,214,921   20,363,393    4,315,303    7,396,535
Other income/(expense),
 net....................     (878,155)    (894,515)  (1,379,763)    (544,087)    (283,755)
                          -----------  -----------  -----------  -----------  -----------
Income before income
 taxes and extraordinary
 item...................    5,551,005   12,320,406   18,983,630    3,771,216    7,112,780
Provision for income
 taxes..................    1,215,757    1,481,606    2,808,449      598,061    1,229,993
                          -----------  -----------  -----------  -----------  -----------
Income before
 extraordinary item.....    4,335,248   10,838,800   16,175,181    3,173,155    5,882,787
Extraordinary item (net
 of taxes)..............       10,105          --       374,624      374,624          --
                          -----------  -----------  -----------  -----------  -----------
Net income..............  $ 4,325,143  $10,838,800  $15,800,557  $ 2,798,531  $ 5,882,787
                          ===========  ===========  ===========  ===========  ===========
Earnings per equity
 share before
 extraordinary item
  Basic:
    Income before
     extraordinary
     item...............  $      0.10  $      0.26  $      0.28  $      0.07  $      0.09
    Extraordinary item..          --           --   $     (0.01) $     (0.01) $       --
    Net Income..........  $      0.10  $      0.26  $      0.27  $      0.06  $      0.09
  Diluted:
    Income before
     extraordinary
     item...............  $      0.10  $      0.19  $      0.25  $      0.05  $      0.09
    Extraordinary item..          --           --   $     (0.01) $     (0.01)         --
    Net Income..........  $      0.10  $      0.19  $      0.24  $      0.04  $      0.09
Number of equity shares
 used in computing
 earnings per share
  --Basic (weighted
   average).............   42,449,970   42,449,970   57,149,990   42,449,970   64,500,000
  --Diluted.............   42,449,970   56,314,292   65,596,505   62,289,151   66,296,776

          See accompanying notes to consolidated financial statements

                  SILVERLINE TECHNOLOGIES LTD AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the Years Ended December 31, 1997, 1998 and 1999

                                                                     Three Months Ended
                                                                         March 31,
                                                                  -------------------------
                             1997         1998          1999         1999          2000
                          -----------  -----------  ------------  -----------  ------------
                                       in U.S. $                  (unaudited)  (unaudited)
Cash Flows From
 Operating Activities:
Net income..............  $ 4,325,143  $10,838,800  $ 15,800,557  $ 2,798,531  $  5,882,787
Adjustments to reconcile
 net income to net cash
 provided by operating
 expenses
 Stock-based
  compensation..........          --           --        532,065          --        861,640
 Extraordinary Item.....       10,105          --        374,624      374,624           --
 Depreciation and
  amortization..........    4,944,901    4,414,991     4,095,227    1,024,093       939,452
 Deferred taxes.........     (557,703)    (270,328)     (110,336)     (56,746)          --
 Loss/(gain) on sale of
  assets................       30,575          --        (13,017)         --           (444)
 Changes in assets and
  liabilities:
 Decrease/(increase) in
  accounts receivable...    2,508,683   (7,043,133)    1,617,593     (923,417)  (10,856,437)
 Decrease/(increase) in
  unbilled project
  costs.................      501,657    1,135,546      (371,727)     (60,599)      251,467
 Decrease/(increase) in
  prepaid expenses and
  other current
  assets................   (1,271,297)     676,984     1,467,672      (25,998)   (3,580,241)
 Decrease /(increase)
  in other assets.......    2,143,647      311,945       566,534      546,231           --
 (Decrease)/increase in
  accounts payable and
  accrued expenses......   (1,046,541)     977,099     1,564,718       30,589     1,574,412
 (Decrease)/increase in
  advances from
  customers.............      (11,245)       2,221         7,821        2,944       (14,893)
 (Decrease)/increase in
  other accrued
  liabilities...........       83,797    1,264,763      (893,760)   1,741,256      (920,131)
 (Decrease)/increase in
  deferred tax..........     (522,720)         --            --        74,175           --
                          -----------  -----------  ------------  -----------  ------------
  Net cash provided by
   operating
   activities...........   11,139,002   12,308,888    24,637,971    5,525,683    (5,862,388)
                          -----------  -----------  ------------  -----------  ------------
Cash Flows From
 Investing Activities:
Expenditure on plant and
 equipment..............   (9,299,318)  (4,591,731)  (16,826,753)  (6,921,890)     (194,105)
Purchase of businesses,
 net of cash acquired...   (2,840,846)  (2,257,467)          --           --            --
Purchase of
 investments............    3,274,026          --            --           --            --
Proceeds from sale of
 investments............          --           --         42,638          --            --
Proceeds from sale of
 plant and equipment....    5,504,860          --         10,688          --          4,009
                          -----------  -----------  ------------  -----------  ------------
  Net cash (used in)
   investing
   activities...........   (3,361,278)  (6,849,198)  (16,773,427)  (6,921,890)     (190,096)
                          -----------  -----------  ------------  -----------  ------------
Cash Flows From
 Financing Activities:
Proceeds
 from/(repayment) of
 long-term debt (net)...   (2,873,588)   1,072,961    (4,542,821)  (2,746,852)      (85,852)
Line of credit payable..    1,922,238      (90,403)   (3,845,011)   4,041,103     4,790,934
Net proceeds from
 issuance of common
 stock..................    1,752,165          --     11,120,441          --            --
Advance from issue of
 stock options..........          --           --            --           --      1,672,394
ADS issue expenses......          --           --            --           --       (163,000)
Charges for prepayment
 of loans...............      (10,105)         --       (374,624)    (374,624)          --
Payment of dividend.....   (1,327,767)  (1,276,351)   (1,696,613)         --            --
                          -----------  -----------  ------------  -----------  ------------
  Net cash provided
   by/(used in)
   financing
   activities...........     (537,057)    (293,793)      661,372      919,627     6,214,476
                          -----------  -----------  ------------  -----------  ------------
Effect of exchange rate
 changes on cash and
 cash equivalents.......   (1,002,719)    (580,933)     (392,321)    (259,004)     (214,485)
                          -----------  -----------  ------------  -----------  ------------
Net Change in Cash and
 Cash Equivalents.......    6,237,948    4,584,964     8,133,595     (735,584)      (52,493)
Cash and cash
 equivalents at the
 beginning of the year..    1,705,322    7,943,270    12,528,234   12,528,234    20,661,829
                          -----------  -----------  ------------  -----------  ------------
Cash and cash
 equivalents at the end
 of the year............  $ 7,943,270  $12,528,234  $ 20,661,829  $11,792,650  $ 20,609,336
                          ===========  ===========  ============  ===========  ============
Supplementary
 information of cash
 transactions:
Cash paid during the
 year for:
 Interest...............  $ 2,451,183  $ 1,576,125  $  2,022,522     $321,642  $    265,184
                          ===========  ===========  ============  ===========  ============
 Income taxes...........  $   251,066  $ 1,665,542  $  1,733,478   $1,425,325  $  1,594,391
                          ===========  ===========  ============  ===========  ============
Supplementary disclosure
 of non cash investing
 and financing
 activities:
 Capital lease..........  $   363,666  $       --   $    239,649  $       --   $     24,576
                          ===========  ===========  ============  ===========  ============
 Contingent payment--
  Lorin Acquisition.....  $       --   $       --   $    692,508  $       --   $    175,000
                          ===========  ===========  ============  ===========  ============
The Company purchased
 all of the common stock
 of
 Silverline Technologies
 Inc.
  Fair value of assets
   acquired.............  $44,332,960  $       --   $        --   $       --   $        --
                          ===========  ===========  ============  ===========  ============
  Issue of common stock
   of the Company.......  $44,332,960  $       --   $        --   $       --   $        --
                          ===========  ===========  ============  ===========  ============

          See accompanying notes to consolidated financial statements

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For the years ended December 31, 1997, 1998 and 1999 (in US dollars).

 Information as of March 31, 1999 and 2000 and for the three months ended March
                         31, 1999 and 2000 is unaudited

1. Summary of Significant Accounting Policies

 The Company and its Business

   Silverline Technologies Limited and subsidiaries formerly known as Silverline Industries Limited (hereinafter referred to as the "Company"), is a publicly traded corporate entity incorporated in India. The Company has a wholly-owned foreign subsidiary, Silverline Technologies, Inc. ("STI"), a Delaware corporation, that operates in the United States. STI has subsidiaries, Silverline Technologies UK Limited and Silverline Technologies, Inc., Canada that operate in the United Kingdom and Canada, respectively.

   The Company is an Indian provider of information technology ("IT") services. The Company's services are delivered either on a fixed-price, fixed-time or on a time and materials basis. The Company's fiscal year end is March 31.

 Basis of Presentation and Principles of Consolidation

   The accompanying consolidated financial statements have been prepared on a year end December 31 basis and are in accordance with the accounting principles generally accepted in the United States of America.

   On December 28, 1999, the Company acquired 100% of the stock of STI, an entity that was then under common control with the Company. As such, the acquisition of STI by the Company has been reflected in the consolidated balance sheets, statements of operations and cash flows as of the earliest periods presented in a manner similar to a business combination accounted for as a "pooling-of-interest".

   All significant inter-company transactions and accounts have been eliminated. Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

 Uses of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

 Revenue Recognition

   The Company derives its revenues primarily from providing IT services and developing software solutions. Revenue with respect to time and materials contracts is recognized as and when related costs are incurred. Revenue with respect to fixed-price, fixed-time contracts is recognized upon achievement of specified milestones identified in the related contracts, which approximate the percentage of completion method. Selling, general and administrative expenses are charged to expense as incurred. Provisions for estimated losses on incomplete contracts are recorded in the period in which such losses become probable based on current estimates.

   For fixed-price, fixed-time contracts, the Company measures the extent of project progress based on the ratio of hours performed to date to estimated total hours at completion. Throughout the life of the project, the Company periodically reviews the extent of completion based on past experience and detailed estimates of the remaining time and materials required. Revisions to previously recognized revenue, giving effect to new information, are accounted for in the period of change and subsequent periods. Clients generally consider a project substantially complete upon delivery of the project report and acceptance. Revenue associated with customer-approved change orders is recognized upon completion of the related service.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

 Accounting for Long-Lived Assets

   The Company periodically evaluates the recoverability of its long-lived assets and certain identifiable intangibles. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the assets are written down to their net realizable value. For recoverability of the assets, the Company estimates the future cash flows expected to be generated from those assets and their eventual disposition. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Company expects to hold and use is based on the fair value of the asset.

 Foreign Currency Translation

   The functional currency of the Company is the Indian Rupee and the functional currency of STI is the U.S. dollar. The accompanying financial statements are reported in U.S. dollars. The translation of Indian Rupees into U.S. dollars is performed for balance sheet accounts using exchange rates as of the balance sheet date and at average monthly rates for revenue and expense accounts for the respective years.

   The gains and losses resulting from such translation are reported in "accumulated other comprehensive income-expense" as a separate component of stockholders' equity.

 Earnings Per Equity Share

   On January 1, 1997, the Company adopted SFAS No. 128, "Earnings Per Share". In accordance with SFAS No. 128, basic earnings per equity share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per equity share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

 Income Taxes

   Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

 Fair Value of Financial Instruments

   The carrying amounts reflected in the consolidated balance sheet for cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their respective fair values due to the short maturity of these instruments. The Company's long-term debt is at a variable rate; therefore the carrying amounts approximate fair value.

 Concentration of Risks

   Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company's cash and cash equivalents are generally invested in corporations and banks with high credit ratings and the Company performs periodic evaluations of the relative credit standing of these institutions. The Company establishes limitations on the maximum amount that may be invested in any single entity and performs credit evaluation of customers to minimize credit risk.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

   For the years ended December 31, 1997, 1998 and 1999 the Company's two largest clients, together accounted for approximately 46%, 45% and 45%, respectively, of its revenues and individually accounted for approximately 26% and 20%, and 29% and 16%, and 30% and 15%, respectively, for each of those years.

 Employee Benefit Plans

  Provident and 401(k) Funds

   All employees of the Company receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the employer each make monthly contributions to the plan equal to 12% of the covered employee's basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

   STI provides a 401(k) defined contribution plan for all full-time employees who are over the age of twenty-one and have completed six months of service. Employees fully vest in matching contributions after five years of service. Employees may contribute up to 15% of their salary to the Plan. The Company may match 25% of the employee's contribution, up to a maximum of 6% of the employee's annual salary.

  Gratuity

   In addition to the above benefits, the Company provides for gratuity, a defined benefit retirement plan (the "Plan" or "Gratuity Plan"), covering all Company employees. The Gratuity Plan commenced on March 1, 1998. The Plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee's salary and the years of employment with the Company. The Company contributes each year to a gratuity fund maintained by the Life Insurance Corporation of India ("LIC") based upon actuarial valuations. No additional contributions were required to be made by the Company in excess of the unpaid contributions to the Plan. The LIC has no recourse to the Company in the event of any shortfall in its obligations to vested employees and is entirely responsible for meeting all unfunded liabilities. Consequently, all additional liabilities that may arise will be borne by the LIC. Further, vested employees do not have any recourse to the Company in the event the LIC does not fulfill its obligations to them. The Company does not carry any pension liability in its financial statements and has no further obligations under the Plan beyond its monthly contributions.

  Superannuation

   In addition to the Gratuity Plan described above, the senior officers of the Company are also participants in a defined contribution plan maintained by the LIC. The Company contributes a specified percentage of the employee's salary to the fund. The Company has no further obligations beyond this contribution.

 Cash, Cash Equivalents and Short-Term Investments

   The Company considers all highly liquid investments with maturities not exceeding three months to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks and marketable securities.

   The Company classifies its investments as either "Available for Sale", "Held to Maturity" or "Trading". Available for sale securities are carried at fair value based on quoted market prices with unrealized gains or losses shown as "Accumulated Other Comprehensive Income." The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in "Other Income/Expense".

 Unbilled Project Costs

   Unbilled project costs are valued at cost.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

 Investments

   Investments are stated at fair market value. Unrealized loss in value is recognized and shown as a reduction from the respective investment by adjustment to "accumulated other comprehensive income".

 Intangibles

   Goodwill and other intangibles are amortized on the straight-line method. Goodwill is amortized principally over a seven-year period. The non-compete agreement is amortized over the contractual period of 80 months.

 Research and Development

   Research and development activities are integrated with the software development process with the object of devising efficient methods of product development. The Company has in place a quality assurance team intended to ensure adherence to stringent quality norms. R & D expenditures are expensed as incurred.

 Employee Stock Options

   The Company accounts for its employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" under which deferred compensation expense is recorded on the date of the grant only if the current market price of the stock exceeds the exercise price of the options.

2. Cash and Cash Equivalents

   Cash and cash equivalents are as follows:

                                               December 31,         (Unaudited)
                                          ------------------------   March 31,
                                             1998         1999         2000
                                          -----------  -----------  -----------
Cash and checks on hand.................. $    24,615  $    19,960  $    15,812
Balances with bank:
  in current account.....................   8,067,316    5,554,151    3,236,604
  in term deposit account................   4,436,303   15,087,718   17,356,920
                                          -----------  -----------  -----------
    Total................................ $12,528,234  $20,661,829  $20,609,336
                                          ===========  ===========  ===========

3. Accounts Receivable

   Accounts receivable are as follows:
                                               December 31,         (Unaudited)
                                          ------------------------   March 31,
                                             1998         1999         2000
                                          -----------  -----------  -----------
Accounts receivable...................... $24,556,009  $23,202,364  $34,103,140
Allowance for doubtful accounts..........    (161,420)    (425,368)    (469,707)
                                          -----------  -----------  -----------
Accounts receivable, net................. $24,394,589  $22,776,996  $33,633,433
                                          ===========  ===========  ===========

4. Unbilled Project Costs

   Unbilled project costs are as follows:
                                               December 31,         (Unaudited)
                                          ------------------------   March 31,
                                             1998         1999         2000
                                          -----------  -----------  -----------
Unbilled Project Costs................... $   310,850  $   687,399  $   435,932
Other....................................       4,822          --           --
                                          -----------  -----------  -----------
  Total.................................. $   315,672  $   687,399  $   435,932
                                          ===========  ===========  ===========

               SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

5. Prepaid expenses and other current assets

   Prepaid expenses and other current assets are as follows:

                                                   December 31,      (Unaudited)
                                               ---------------------  March 31,
                                                  1998       1999       2000
                                               ---------- ---------- -----------
Notes receivable.............................. $  500,000 $  500,000 $        0
Deposits......................................  1,497,007    742,283    527,452
Loans to employees............................    250,365     86,195    129,768
Prepaid expenses..............................    455,998    684,731    271,426
Other receivables.............................  1,840,029    959,086  5,093,552
Taxes receivable..............................    198,732    302,164    831,252
                                               ---------- ---------- ----------
  Total....................................... $4,742,131 $3,274,459 $6,853,450
                                               ========== ========== ==========

   On December 31, 1997, the Company sold to International Technologies Ventures LLC ("ITV") rights to software products, computer equipment and the intellectual property rights, if any, which the Company may have developed, and may in the future develop, in connection with specific projects. Under the terms of the sale agreement, ITV issued a promissory note to STI for $1,500,000. Additionally, STI has agreed to provide support services for two years by providing upgrades and enhancements as well as the support of ITV's sales efforts. ITV is a start-up corporation and future payments of the notes are dependent on the cash flow from operating profits of ITV.

   At December 31, 1999, notes receivable are from ITV in conjunction with the purchase of these assets. The note bears interest at a rate of 8.5% and is payable in two annual principal installments due as follows:

   December 31, 2000 (classified as a current asset at December
    31, 1999)..................................................... $  500,000
   December 31, 2001..............................................    500,000
                                                                   ----------
                                                                   $1,000,000
                                                                   ==========

   The carrying value of the note exceeded the fair value at December 31, 1999 by approximately $25,000.

   Deposits represent advances to the Indian government for electricity and other utility services.

   Other receivables include accrued interest on deposits and advances to vendors of services.

   Taxes receivable represent withholding tax deducted by various authorities in India on the income received by the Company. These amounts are recoverable from the revenue authorities.

6. Income Taxes

   No provision for income tax has been considered on profits derived from "export processing zones" ("EPZ's") and "100% export oriented units" ("EOU's") in India as such profits are exempt from Indian tax. Since most of the Company's income generated in India will be free of tax under the Indian Income Tax Laws for the ten-year period ending March 2003 in the case of EPZ's and March 2004 in the case of EOU's based on existing tax legislation, no deferred tax has been recognized in the financial statements. In addition, after the expiry of the above tax exemption period, the company can avail itself of tax deductions in a phased manner up to a period ending March 2005 on the export of its software services. For the Company's two new software development facilities commissioned in July 1999 and February 2000 under the Software Technology Parks of India Scheme (STP), the tax exemption benefits will be available until March 2009.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

   The components of the provision for income taxes are as follows:

                                                               Three Months Ended
                                For the Year Ended                  March 31,
                         ----------------------------------  -----------------------
                            1997        1998        1999        1999        2000
                         ----------  ----------  ----------  ----------- -----------
                                                             (unaudited) (unaudited)
Current:
  Local................. $   54,750  $   (4,647) $      --         --           --
  Foreign...............  1,718,710   1,756,581   2,918,785    868,389   $1,340,329
                         ----------  ----------  ----------   --------   ----------
                          1,773,460   1,751,934   2,918,785    868,389    1,340,329
Deferred:
  Foreign...............   (557,703)   (270,328)   (110,336)  (270,328)     (10,336)
                         ----------  ----------  ----------   --------   ----------
Provision for income
 taxes.................. $1,215,757  $1,481,606  $2,808,449    598,061    1,229,993
                         ==========  ==========  ==========   ========   ==========

   The components of deferred tax assets are as follows:

                                                     December 31
                                                  -----------------  Unaudited
                                                                     March 31,
                                                    1998     1999      2000
                                                  -------- --------  ---------
Allowance for doubtful accounts receivable....... $ 64,697 $145,781  $145,781
Expenses currently not deductible................  223,027  216,962   216,962
                                                  -------- --------  --------
Total current deferred tax assets................ $287,724 $362,743  $362,743
                                                  ======== ========  ========
Fixed assets..................................... $ 53,239 $(54,917) $(54,917)
Goodwill and non-compete agreement...............   20,936  164,410   164,410
Net operating loss of consolidated subsidiary....      --    67,350    67,350
                                                  -------- --------  --------
                                                    74,175  176,843   176,843
Less: valuation allowance........................      --   (67,350)  (67,350)
                                                  -------- --------  --------
Net non-current deferred tax assets.............. $ 74,175 $109,493  $109,493
                                                  ======== ========  ========

   The effective tax rate varies from the Indian statutory tax rate for the years ended December 31, 1997, 1998 and 1999 as follows:

                                      For the Year Ended          Unaudited
                                     ----------------------  -------------------
                                                             March 31, March 31,
                                      1997    1998    1999     1999      2000
                                     ------  ------  ------  --------- ---------
Statutory rate......................   35.0%   35.0%   38.5%    35.0%     38.5
Indian tax holiday..................  (18.0)  (24.4)  (27.1)   (20.3)    (24.0)
U.S. state income taxes.............    2.4     2.1     2.0      2.0       2.0
Other...............................    2.5    (0.7)    1.4     (0.7)      0.8
                                     ------  ------  ------    -----     -----
Effective tax rate..................   21.9%   12.0%   14.8%    16.0%     17.3%
                                     ======  ======  ======    =====     =====

   The Company has established a valuation allowance for the net operating loss carryover of its Canadian subsidiary because it is more likely than not that this carryover will not be realized. The Company has determined that as of December 31, 1999 earnings of approximately $9,600,000 of which approximately $450,000 were earned subsequent to the business combination described in Note 1, of its foreign subsidiaries will remain invested overseas for the indefinite future. It is impractical to determine the ultimate tax effects of remittance of those earnings.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

7. Property, Plant and Equipment

   Property, plant and equipment are as follows:

                                             December 31,          (Unaudited)
                                       --------------------------   March 31,
                                           1998          1999          2000
                                       ------------  ------------  ------------
Owned assets:
  Land................................ $    699,746  $    706,067  $    706,067
  Buildings...........................    2,558,705     9,837,954    15,237,744
  Furniture and fixtures..............    3,981,455     5,764,101     5,770,430
  Office equipment....................    2,649,588     4,735,647     4,832,783
  Computer equipment..................    9,445,925     9,710,441     9,844,416
  Vehicles............................      264,963       225,287       238,409
  Construction-in-progress............   11,933,372    17,091,467    11,724,185
Leased Assets:
  Land................................      956,801       956,801       956,801
  Vehicles............................          --        230,986       230,985
  Computer equipment..................      393,517       393,517       393,517
  Office equipment....................       80,099        80,099        80,099
                                       ------------  ------------  ------------
Total.................................   32,964,171    49,732,367    50,015,436
Accumulated depreciation..............  (11,942,280)  (15,135,437)  (15,829,904)
                                       ------------  ------------  ------------
Net property, plant & equipment....... $ 21,021,891  $ 34,596,930  $ 34,185,532
                                       ============  ============  ============

   Depreciation expense for the years ended December 31, 1998 and 1999 and for the three months ended March 31, 2000, aggregate to $3,815,065, $3,234,675 and $697,544, respectively.

   Property, plant and equipment are stated at cost less accumulated depreciation. The Company computes depreciation for all property, plant and equipment using the straight line method over the estimated useful lives of assets, as follows:

   Owned assets
   Buildings....................... 40 years
   Furniture and fixtures..........  7 years
   Computer equipment..............  3 years
   Office equipment................ 10 years
   Vehicles........................  5 years

   Leased assets
   Land: amortized over the life of the lease.
   Computer Equipment: amortized over the life of lease.
   Vehicles: amortized over the life of lease.

   During 1999, our capital expenditures totaled approximately $16.8 million, including $2.7 million related to the construction and build-out of our new facility at Thane, $12.0 million for the construction and build-out of our new facility at Chennai, and $2.1 million for the construction of a residential complex for employees constructed at Mumbai (Bombay).

8. Sale of Buildings & Other Assets and Sale/Lease Back

   On December 31, 1997, the Company sold its New Jersey office building to International Real Estate Ventures, LLC ("IREV"). Under the terms of the sale agreements, IREV obtained a $4,000,000 mortgage from

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

The Chase Manhattan Bank to finance the purchase price of $4,000,000. IREV is a start-up corporation which will receive rents from STI and other tenants. STI has entered into a sale and lease back of half its New Jersey office building on December 31, 1997. The lease is classified as an operating lease. The annual lease payment over the life of the lease is $480,000. In February 2000, IREV sold the building to Silverline Holdings, Corp., the Company's major shareholder.

9. Intangible Assets

   On October 23, 1998, STI purchased substantially all the assets of Lorin Management Services Inc., Lorimar Services Inc. and Nova Technical Services Inc. for $2,257,467. STI entered into an eighty-month noncompete agreement with the former owner of those businesses. This acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. Results of operations since the acquisition date have been included in the consolidated statement of income. The following table represents the allocation of the purchase price:

   Property, plant and equipment.................................... $   18,215
   Goodwill.........................................................  1,609,252
   Non-compete agreement............................................    630,000
                                                                     ----------
                                                                     $2,257,467
                                                                     ==========

   The asset purchase agreement provides for contingent payments to the sellers upon the achievement of certain financial performance measures through the year 2000. During the period ended December 31, 1999, STI accrued an additional $692,508 relating to the achievement of these measures. Additional consideration, if any, contingently issuable to the sellers in 2000 will be recorded by the Company only after achievement of such financial performance measures.

   Intangible assets are as follows:

                                                     December 31
                                          ------------------------
                                                                    (Unaudited)
                                                                     March 31,
                                             1998         1999         2000
                                          -----------  -----------  -----------
  Goodwill............................... $ 5,038,170  $ 5,730,678  $5,730,678
  Non-compete agreement..................     630,000      630,000      630,000
  Accumulated amortization...............  (1,126,628)  (1,987,180)  (2,229,088)
                                          -----------  -----------  -----------
    Total................................ $ 4,541,542  $ 4,373,498  $ 4,131,590
                                          ===========  ===========  ===========

   Amortization expense for the years ended December 31, 1998 and 1999 and for the three months ended March 31, 2000, was $599,926, $860,552 and $241,908, respectively.

10. Related Parties

   1. During 1997, STI made payments on behalf of Mr. Ravi Subramanian, the Company's Chairman, totaling $27,251. The amount was repaid to STI by Mr. Ravi Subramanian during 1998.

   2. At December 31, 1997, STI had a receivable from ITV of $207,811.

   3. At December 31, 1998, STI had receivables from Mr. Ravi Subramanian, the Chairman, and from Lorimar Services Inc. of $27,867 and $5,775, respectively. The amount due from Mr. Ravi Subramanian was repaid during 1999.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

   4. During 1999, STI made advances, in the form of payments made on behalf of Mr. Ravi Subramanian, its Chairman, totaling $787,640. The amount has been repaid as of December 31, 1999.

   5. During 1998, STI loaned $165,307 to IREV, to be used in connection with special alterations and renovations to be made by IREV at STI's request. During the period ended December 31, 1999, STI had advanced further amounts of $505,437 for the purpose of carrying out further renovations. These amounts have been repaid as of December 31, 1999.

   6. In 1997, 1998 and 1999, STI made advances of $947,165, $1,572,626 and
$3,558,911, respectively, in the form of payments made on behalf of Silverline Holdings, Corp. in connection with its corporate restructuring. The entire amounts advanced have been repaid as of December 31, 1999.

11. Investments

   Investments are as follows:

                                                December 31,       (Unaudited)
                                             --------------------   March 31,
                                               1998       1999        2000
                                             ---------  ---------  -----------
Investments in equity securities (available
 for sale):
  Spectrum Corporate Services Limited
   100,000 Equity Shares of $0.23 each (Rs.
   10)...................................... $  25,445  $  25,445   $ 25,445
  Industrial Development Bank of India
   89,200 Equity Shares of $0.23 each (Rs.
   10)......................................   322,559    322,559    322,559
Less: unrealized loss.......................  (232,118)  (232,615)  (232,615)
                                             ---------  ---------   --------
Total....................................... $ 115,886  $ 115,389   $115,389
                                             =========  =========   ========

12. Other Accrued Liabilities

   Other accrued liabilities are as follows:

                                                   December 31,      (Unaudited)
                                               ---------------------  March 31,
                                                  1998       1999       2000
                                               ---------- ---------- -----------
Taxes payable................................. $1,845,210 $3,264,232 $2,899,834
Other current liabilities.....................  1,431,206    479,693     68,120
Unclaimed dividend............................    278,212    144,160    144,160
Dividend payable..............................  1,227,216        --         --
                                               ---------- ---------- ----------
  Total....................................... $4,781,844 $3,888,085 $3,112,114
                                               ========== ========== ==========

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

13. Lines Of Credit, Long-Term Debt and Capital Lease Obligations

   The long term debt and capital lease obligations are as follows:

                                                 December 31,      (Unaudited)
                                             ---------------------  March 31,
                                                1998       1999       2000
                                             ---------- ---------- -----------
Foreign currency term loans from IDBI under
 equipment finance plan..................... $3,096,675 $      --  $      --
Columbia Savings Bank--loan.................    462,500    312,500    275,000
Bank of Baroda (New York)...................  1,125,000    937,500    890,625
Chase Manhattan Bank--loan..................  1,125,000    937,500    890,625
Cash credit from banks......................    984,048        --         --
Capital lease obligations...................    190,471    279,614    325,012
                                             ---------- ---------- ----------
  Total.....................................  6,983,694  2,467,114  2,381,262
Less: current portion.......................  1,473,290  2,150,382  2,052,107
                                             ---------- ---------- ----------
Total long-term debt and capital lease
 obligation................................. $5,510,404 $  316,732 $  329,155
                                             ========== ========== ==========

   The future minimum capital lease payments as of December 31, 1999 are as follows:

   Year ending December 31,
     2000............................................................ $ 171,155
     2001............................................................   135,001
     2002............................................................    52,228
     2003............................................................    20,698
     2004............................................................     3,169
                                                                      ---------
   Total minimum lease payments......................................   382,251
   Less: amount representing interest................................  (102,637)
                                                                      ---------
   Present value of net minimum capital lease payments...............   279,614
   Less: current portion of obligations under capital leases.........  (123,827)
                                                                      ---------
   Obligations under capital leases.................................. $ 155,787
                                                                      =========

   The loan maturities for the next five years are as follows:

   Year ending December 31,
     2000............................................................ $2,025,000
     2001............................................................    150,000
     2002............................................................     12,500
     2003............................................................        --
     2004............................................................        --
                                                                      ----------
   Total maturities.................................................. $2,187,500
                                                                      ==========

   1. The term loans from IDBI were secured by a personal guarantee of our directors, an equitable mortgage on the Company's registered office premises at Mumbai and a first lien by way of collateralizing all movables, having pari-passu rights, subject to prior charges of the Company's bankers towards working capital facilities. During 1999, the Company has repaid all the foreign currency term loans and has obtained release of all liens.

   2. Loan payable to Columbia Savings Bank is collateralized by equipment and is payable in 60 equal installments of $12,500 plus interest calculated at a rate of prime plus 3/4%. Final payment is due December 31, 2001.

   3. The loan payable to The Chase Manhattan Bank and the Bank of Baroda (New
York) is collateralized by equipment and receivables and is payable in 17 equal monthly installments of $46,875 plus interest calculated at a rate of prime beginning May 1, 1999. The final balloon payment of $1,453,125 is due
October 1, 2000.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

   4. STI has a loan agreement with The Chase Manhattan Bank and the Bank of Baroda (New York) providing for aggregate lines of credit including an overdraft protection provision not to exceed $14,000,000. Interest is calculated at a variable rate. At December 31, 1997, 1998 and 1999, the bank's variable rate was 8.50%, 7.75% and 8.25%, respectively. As part of this agreement, outstanding letters of credit reduce the available amount of overdraft provision. At December 31, 1997, 1998 and 1999, STI had posted standby letters of credit of $737,000, $1,490,000 and $1,095,000, respectively. The loan is secured by all movable assets including equipment and receivables of the Company and is guaranteed by Mr. Ravi Subramanian, the Company's Chairman.

   5. The Company has utilized credit of $0.39 million under the export finance facility. Interest rates on export finance are based on Reserve Bank Of India directives issued from time to time. Interest on cash credit facility is approximately 16-17 % per annum.

   6. The working capital facilities extended by Corporation Bank to the Company are secured by a first lien on the Company's fixed assets including first equitable mortgage on the office premises at 1405-06, Maker Chambers V, Nariman Point, Mumbai 400 021, India. IDBI Bank facilities are secured by way of second lien on the Company's fixed assets. At March 31, 2000 (unaudited), the Company has these facilities available for approximately $3.5 million and $2.8 million with Corporation Bank and the IDBI Bank Ltd., respectively. The interest rates range between 11% and 16% per annum.

14. Stockholders' Equity

   The Company has only one class of equity share denominated in Indian Rupees. The changes in equity shares during the years 1997, 1998 and 1999 are as follows:

                              Equity Shares                                  Accumulated
                          ---------------------- Additional                     Other       Deferred stock    Total
                            Number                 Paid-in     Retained     Comprehensive       based      Shareholders
                          of Shares   Par value    Capital     Earnings    Income/(Expense)  compensation     Equity
                          ---------- ----------- -----------  -----------  ---------------- -------------- ------------
Balance as of
 December 31, 1996......  37,949,970 $11,977,221 $ 3,011,655  $ 9,556,736    $(1,571,482)                  $22,974,130
Adjustments(1)..........   4,500,000   1,260,000   7,047,633    1,412,655            --                      9,720,188
                          ---------- ----------- -----------  -----------    -----------                   -----------
                          42,449,970  13,237,221  10,059,188   10,969,391     (1,571,482)                   32,694,318
Cash dividends
 declared...............                                       (1,327,767)                                  (1,327,767)
Common stock............                     510                                                                   510
Issuance of warrants....                           4,348,093   (4,348,093)                                         --
Currency translation
 adjustment/gains and
 losses on sale of
 investments............                                                      (1,236,752)                   (1,236,752)
Net income..............                                        4,325,143                                    4,325,143
                          ---------- ----------- -----------  -----------    -----------                   -----------
Balance as of
 December 31, 1997......  42,449,970  13,237,731  14,407,281    9,618,674     (2,808,234)                   34,455,452
Cash dividends
 declared...............                                       (1,276,351)                                  (1,276,351)
Currency translation
 adjustment/gains and
 losses on sale of
 investments............                                                        (738,220)                     (738,220)
Net income..............                                       10,838,800                                   10,838,800
                          ---------- ----------- -----------  -----------    -----------                   -----------
Balance as of
 December 31, 1998......  42,449,970  13,237,731  14,407,281   19,181,123     (3,546,454)                   43,279,681
Cash dividends
 declared...............                                       (1,696,613)                                  (1,696,613)
Common stock............  22,050,030   5,067,801   6,052,640                                                11,120,441
Deferred stock-based
 compensation...........                           2,696,551                                  (2,696,551)          --
Currency translation
 adjustment/gains and
 losses on sale of
 investments............                                                        (395,789)                     (395,789)
Amortization of stock
 based compensation.....                                                                         532,065       532,065
Net income..............                                       15,800,557                                   15,800,557
                          ---------- ----------- -----------  -----------    -----------     -----------   -----------
Balance as of
 December 31, 1999......  64,500,000  18,305,532  23,156,472   33,285,067     (3,942,243)     (2,164,486)   68,640,342
Currency translation
 adjustment/gains and
 losses on sale of
 investments
 (unaudited)............                                                        (118,879)                     (118,879)
Advance from issue of
 stock options..........                           1,672,394                                                 1,672,394
ADS issue expenses......                            (163,000)                                                 (163,000)
Amortization of stock
 based compensation.....                                                                         861,640       861,640
Net Income (unaudited)..                                      $ 5,882,787                                    5,882,787
                          ---------- ----------- -----------  -----------    -----------     -----------   -----------
Balance as of March 31,
 2000...................  64,500,000 $18,305,532 $24,665,866  $39,167,854    $(4,061,122)    $(1,302,846)  $76,775,284
                          ========== =========== ===========  ===========    ===========     ===========   ===========

--------
(1) Amounts reflect adjustments to consider acquisition of STI by STL as entities under common control in a manner similar to a pooling-of-interest.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

   In May 1999, the Company sold 22,050,030 equity shares to Silverline Holdings Corp., its major shareholder, pursuant to a warrant issued in December 1997, for net proceeds of $11,120,441. The proceeds from the stock issuance were used for expansion of the Company's facilities in India.

 Authorized Share Capital

   The authorized equity shares of the Company for the years 1998 and 1999 were 60 million and 85 million, respectively.

15. Extraordinary Item

   Principally using the proceeds received from the sale of our U.S. subsidiary's building, on December 31, 1997, STI retired two outstanding term loans. These loans were retired through the payment of $1,872,015 to the lender, which included accrued interest and prepayment penalties. As a result of this transaction, the Company recognized an extraordinary after tax loss of $10,105. The income tax benefit associated with the loss on extinguishment was $7,600 and the basic and diluted loss per share, net of tax, was less than $0.01.

   In 1999, the Company used internally generated funds to prepay foreign currency outstanding loans of $3,787,675. For this purpose, the Company incurred a prepayment penalty of $374,624 (net of zero income tax benefit). The loss per share due to this prepayment was $0.01.

16. Employees Benefit Plans

 Gratuity

   The entire liability on this account is accrued based on actuarial valuation as of March 31 each year and funded with LIC. On funding with LIC, the Company does not have any further liability.

   As of December 31, 1999, the Company has obtained an actuarial valuation of the liability and has accrued the same. The amount accrued is $11,100, shown in other accrued liabilities.

 Superannuation

   The entire liability on this account is accrued based on actuarial valuation as of March 31 each year and funded with LIC. On funding with LIC, the Company does not have any further liability.

   As of December 31, 1999, the Company has estimated the liability and accrued the same. The amount accrued is $15,762, shown in other accrued liabilities.

17. Commitments and Contingencies

   The Company has various letters of credit outstanding to different vendors aggregating $100,000 and $32,843 as of December 31, 1998 and 1999, respectively. The letters of credit are generally established for the import of hardware, software and other capital items.

   The Company has contingent liabilities in respect of counter guarantees given by the Company which aggregate $104,369, $95,783 and $85,819 as of December 31, 1997, 1998 and 1999, respectively. As of March 31, 2000 (unaudited), the Company has given additional counter guarantees aggregating $500,000.

   STI has total rent and lease expense for the years ended December 31, 1997, 1998, and 1999 of $764,080, $1,086,645 and $1,052,368, respectively.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

   Included in total rent and lease expense noted above was rent expense pertaining to office facilities for 1997, 1998 and 1999 of $338,442, $748,899 and $702,658, respectively. STI has long-term operating leases for its office facilities in Illinois. STI also leases other office facilities under short term (one year or less) leases. In conjunction with the sale of the New Jersey office building, STI has entered into a long-term operating lease for that facility expiring December 30, 2012 with two optional five year extensions. As of December 31, 1999, future minimum lease payments are as follows:

                                             Total    Illinois office NJ office
                                           ---------- --------------- ---------
   Year ending December 31,
     2000................................. $  557,148     $77,148     $480,000
     2001.................................    557,148      77,148      480,000
     2002.................................    557,148      77,148      480,000
     2003.................................    557,148      77,148      480,000
     2004.................................    492,858      12,858      480,000
   Thereafter.............................  3,500,000
                                           ----------
   Total future minimum lease payments.... $6,221,450
                                           ==========

   The Company has various operating leases for automobiles, furniture and equipment expiring at various times through 2002. Rent expense for the years ended December 31, 1997, 1998 and 1999 for such operating leases was $475,638, $337,746 and $349,710, respectively. As of December 31, 1999, future minimum lease payments are as follows:

   Year ending December 31,
     2000............................................................. $159,943
     2001.............................................................  103,812
     2002.............................................................   21,785
                                                                       --------
   Total future minimum lease payments................................ $285,540
                                                                       ========

18. Litigation

   The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of the operations or the financial position of the Company.

19. Recent Accounting Pronouncements

   The Financial Accounting Standards Board (FASB) issued Statement Of Financial Accounting Standards No. 133--Accounting for Derivative Financial Instruments and Hedging Activities (SFAS-133) in June 1998 effective for all fiscal years of quarters beginning after June 15, 2000, as amended by SFAS 137.

   The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management is currently evaluating the impact on its financial statements.

20. Year 2000

   Certain organizations anticipate that they will experience operational difficulties at the commencement of Year 2000. The Company undertook projects to ensure compliance verification of the organizations' computer software. These projects could have an adverse effect on the Company's operations by virtue of claims on the Company. The Company has not received any such claim to date.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

21. Employees' Stock Option Plan (ESOP)

   The Company has established an "Employees Stock Option Plan" ("ESOP") for the benefit of the employees, as approved by the shareholders of the Company. In terms of the Plan, the Company has granted 1,000,000 options convertible into equity shares on a one-to-one basis at a price of $9.77 per equity share on November 12, 1999, the date of the grant. The allocation of the grant is based on future performance and continuous loyalty. All the options have been granted on November 12, 1999 with vesting period as below:

   April 1, 2001..............................................   237,037 Options
   April 1, 2002..............................................   312,960 Options
   April 1, 2003..............................................   450,003 Options
                                                               ---------
     Total.................................................... 1,000,000
                                                               =========

   Each employee has a choice of exercising his/ her option either upon vesting or April 1 following each vesting date by paying the price of $9.77 each. Options not exercised before the last vesting date shall lapse.

   The shareholders of the Company at their meeting held on November 5, 1999 approved and granted the issuance of 2,000,000 options convertible into equity shares at a price of $8.39 each to the Silverline Group of Companies Employees' Welfare Trust, for the benefit of the employees of the Company and its subsidiaries. Such options vest as follows:

   June 30, 2000.............................................. 1,533,000 Options
   July 31, 2000..............................................   467,000 Options
                                                               ---------
     Total.................................................... 2,000,000
                                                               =========

   The Company has recognized deferred compensation expense in connection with its employee stock option plans using the intrinsic value method. As of December 31, 1999, the Company has recorded $2,164,486 of deferred compensation expense which is being amortized to expense over the vesting period of the options. During the first three months of 2000, the Company recognized $861,640 in stock-based compensation expense. During 1999, the Company recognized $532,065 in stock-based compensation expense.

   The following table is a summary of stock option plans activity for the years shown:

                                        Weighted                   Weighted
                                        average       Options      average
                            Options  exercise price exercisable exercise price
                           --------- -------------- ----------- --------------
Balance, December 31,
 1998.....................         0     $   0          --           --
  Granted................. 3,000,000      8.85          --           --
  Exercised...............         0                    --           --
  Cancelled...............         0                    --           --
                           ---------                    ---          ---
Balance, December 31,
 1999..................... 3,000,000      8.85          --           --
                           ---------                    ---          ---
  Granted.................       --        --           --           --
  Exercised...............       --        --           --           --
  Cancelled...............       --        --           --           --
                           ---------                    ---          ---
Balance, March 31, 2000... 3,000,000     $8.85          --           --
                           =========                    ===          ===

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

   The following table summarizes information for options outstanding and exercisable at December 31, 1999:

                                Options                     Options Exercisable
                              Outstanding                  ---------------------
                                Weighted       Weighted              Weighted
         Range                  average        average               average
       of Prices    Number   remaining life exercise price Number exercise price
       ---------   --------- -------------- -------------- ------ --------------
         $8.39     2,000,000   1.58 years        8.39         0          0
          9.77     1,000,000   3.59 years        9.77         0          0

   If compensation expense for the Company's stock options had been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the Company's income from continuing operations and earnings per share for the year ended December 31, 1999 would have been impacted as shown in the following table (in thousands, except per share).

                                 1999
                                -------
      Reported income from
       continuing operations..  $21,310
      Pro forma income from
       continuing operations..   19,767
      Reported diluted
       earnings per share from
       continuing operations..     0.33
      Pro forma diluted
       earnings per share from
       continuing operations..     0.31

   The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                          1999
                                                                         ------
      Expected life of option (in years:)............................... 1.5415
      Risk-free interest rate...........................................      5%
      Expected volatility of Silverline stock...........................    100%
      Expected dividend yield on Silverline stock.......................    --

   The weighted average fair value of options granted during 1999 is as follows:

                                                                          1999
                                                                         ------
      Fair value of each option granted................................. $ 3.98
      Total number of options granted (in millions).....................   2.00
      Total fair value of all options granted (in millions)............. $11.90

22. Subsequent Events

   In April 2000, the Company purchased a software development firm in Canada. The firm had approximately $3.1 million in revenues in 1999 and 70 employees as of December 31, 1999.

   On March 21, 2000, the shareholders of the Company authorized the Board of Directors to allow STI to offer a broad-based ESOP plan that will be linked to ADRs. The plan provisions and the granting of options under the plan are currently being developed.

                SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

23. Segment Data

   The Company operates in one segment as one of India's providers of information technology services. The following geographic area data include sales based on customer location and total assets based on physical location:

                                                             Three Months Ended March
                           For the Year Ended December 31,             31,
                         ----------------------------------- ------------------------
                            1997        1998        1999        1999         2000
                         ----------- ----------- ----------- ----------- ------------
                                                             (unaudited) (unaudited)
Sales
  USA and Europe........ $38,817,520 $49,270,374 $73,508,762 $13,658,306 $ 24,852,906
  Far East and Japan....   6,886,092   9,586,073  13,049,135   1,890,000    5,794,050
  India and other
   countries............   1,065,015   1,363,011   1,019,011   1,448,495      351,202
                         ----------- ----------- ----------- ----------- ------------
    Total............... $46,768,627 $60,219,458 $87,576,908 $16,996,795 $ 30,998,158
                         =========== =========== =========== =========== ============
                                    December 31,                    March 31,
                         ----------------------------------- ------------------------
                            1997        1998        1999        1999         2000
                         ----------- ----------- ----------- ----------- ------------
                                                             (unaudited) (unaudited)
Total Assets
  USA and Europe........ $25,229,020 $32,747,633 $36,746,739 $33,598,868 $ 40,069,113
  Far East and Japan....         --          --          --          --           --
  India and other
   countries............  31,995,258  36,527,515  53,063,253  41,119,024   62,358,651
                         ----------- ----------- ----------- ----------- ------------
    Total............... $57,224,278 $69,275,148 $89,809,992 $74,717,892 $102,427,764
                         =========== =========== =========== =========== ============

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      4,350,000 American Depositary Shares

                        Silverline Technologies Limited

                      Representing 8,700,000 Equity Shares

                   [LOGO OF SILVERLINE TECHNOLOGIES LIMITED]

                                   --------

                                U.S. PROSPECTUS

                                 June 20, 2000

                                   --------

                              Salomon Smith Barney

                              ABN AMRO Rothschild
                      a division of ABN AMRO Incorporated

                           Jefferies & Company, Inc.

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                      4,350,000 American Depositary Shares

                        Silverline Technologies Limited

                      Representing 8,700,000 Equity Shares

                   [LOGO OF SILVERLINE TECHNOLOGIES LIMITED]

                                   --------

                            INTERNATIONAL PROSPECTUS

                                 June 20, 2000

                                   --------

                              Salomon Smith Barney

                              ABN AMRO Rothschild

                             CLSA Emerging Markets

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